As filed with the Securities and Exchange Commission on June 8, 2011

Registration No. 333-173709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

WAGEWORKS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	8742	94-3351864
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1100 Park Place, 4th Floor

San Mateo, California 94403

(650) 577-5200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joseph L. Jackson

Chief Executive Officer

1100 Park Place, 4th Floor

San Mateo, California 94403

(650) 577-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Segre, Esq. Mark B. Baudler, Esq. Todd C. Carpenter, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Kimberly L. Jackson, Esq. Senior Vice President, General Counsel and Secretary 1100 Park Place, 4th Floor San Mateo, California 94403 (650) 577-5200	Christopher L. Kaufman, Esq. Tad J. Freese, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 8, 2011

                     Shares

Common Stock

This is WageWorks, Inc.’s initial public offering. We are selling              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $             and $             per share. We intend to apply to list our common stock on the              under the symbol “WAGE.”

The underwriters have an option to purchase a maximum of              additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to WageWorks, Inc.
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about             ,         .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	William Blair & Company

Stifel Nicolaus Weisel	JMP Securities	Needham & Company, LLC

The date of this prospectus is                     , 2011.

WageWorks®

Fantastic.

Just what working families need.

WageWorks
Health Care Card
4000 1234 5678 9010
JOHN R. SMITH
VISA

WageWorks
Commuter Card
5150 4099 9123 4567
JOHN R. SMITH
MasterCard

www.wageworks.com

WageWorks®

> Flexible Spending Accounts

> Commuter Benefits

> Health Savings Accounts

> Health Reimbursement Arrangements

> COBRA

Our programs provide material savings to both Employers and Employees – a win-win proposition.

Employees reduce their taxes by participating in FSA, HSA and Commuter programs.

Fantastic.

Just what working families need.

WageWorks®

Health Care Card

4000 1234 5678 9010

4000

GOOD THRU 12/11

JOHN R. SMITH

DEBIT

VISA

WageWorks®

Commuter Card

TRANSIT

5150 4099 9123

5150

Debit

4567

MasterCard

VALID THRU 12/11

JOHN R. SMITH

www.wageworks.com

You should rely only on the information contained in this prospectus or contained in any related free writing prospectus filed by us with the Securities and Exchange Commission. We have not authorized anyone to provide you with additional information or information that is different from that contained in this prospectus or contained in any related free writing prospectus filed by us with the Securities and Exchange Commission. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Company Overview

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs, such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable Benefits-as-a-Service, or BaaS, delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs enable employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

These employee contributions result in savings to both employees and employers. As an example, based on our average employee participant’s annual FSA contribution of approximately $1,400 and an assumed personal combined federal and state income tax rate of 35%, an employee participant will reduce his or her taxes by approximately $490 per year by participating in an FSA. Our employer clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees. In the above FSA example, an employer client would save approximately $64 per participant per year, even after the payment of our fees.

Under our HRA programs, employer clients provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses, such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

Our clients include 37 of the Fortune 100, 122 of the Fortune 500 and over 2,100 SMBs. At January 31, 2011, we had approximately 1.8 million employee participants from more than 4,700 employer clients. In 2010, employee participants used approximately 1.5 million WageWorks prepaid debit cards. Our revenues are highly diversified, as our largest client represented only 3.3% of our 2010 revenues and our top 10 clients represented only 13.9% of our 2010 revenues.

Through a combination of the acquisition and integration of smaller third party administrators, or TPAs, which we refer to as portfolio purchases, and organic growth, we grew our revenue from $103.3 million in 2008, to $108.5 million in 2009 and to $115.0 million in 2010. Our revenue increased from $29.7 million for the first quarter ended March 31, 2010 to $35.3 million for the first quarter ended March 31, 2011. In each period, our revenue growth resulted primarily from increases in healthcare revenue from portfolio purchases. For each of 2008, 2009 and 2010, clients that accounted for more than 90% of our revenues (excluding interchange fees and vendor commissions) during the year remained under contract with us in the succeeding year. Our net loss was $4.3 million, $0.6 million and $17.3 million, in the years 2008, 2009 and 2010. Our net loss was $10.5 million for the first quarter of 2010, and our net income was $3.0 million for the first quarter of 2011. Our Adjusted EBITDA grew from $10.8 million in 2008 to $15.9 million in 2009, and to $22.4 million in 2010, increases of 48% and 40%, respectively. Adjusted EBITDA increased from $4.4 million for the first quarter of 2010 to $7.3 million for the first quarter of 2011. For a discussion of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 3 to “Selected Consolidated Financial Information.”

Industry Overview

Healthcare costs for both employers and employees continue to increase dramatically. To mitigate the continuing rise in healthcare costs, employers are more frequently passing these costs on to employees by increasing deductibles, out-of-pocket limits and non-network provider cost sharing, and by migrating to coinsurance models–systems where employees pay a percentage of the out-of-pocket costs for each healthcare service. As a result, according to a 2010 Hewitt Associates report, average employee out-of-pocket healthcare costs are expected to increase 12.5% from 2010 to 2011.

In addition, rising transportation costs and increasing corporate social responsibility have led to the creation of a variety of programs that are aimed at helping employees understand and reduce their carbon footprint by encouraging alternatives to driving to work. These alternatives include carpooling, cycling and use of public transportation. According to a 2011 American Public Transportation Association report, public transportation is twice as fuel efficient as private automobiles at reducing annual fuel consumption.

CDBs have emerged as an attractive way for employers to offer structured benefit plans to their employees that lessen overall healthcare and transportation costs through the use of tax-advantaged spending accounts.

Employee-funded tax-advantaged spending accounts include:

•

FSAs, which allow employees to set aside a portion of earnings on a pre-tax basis to pay for certain expenses primarily related to healthcare, but also cover dependent care, vision and dental expenses;

•	HSAs, which allow employees to set aside pre-tax earnings for similar expenses, but are available only to individuals who are enrolled in a qualified High Deductible Health Plan; and

•	Commuter accounts, which allow employee participants to set aside earnings on a pre-tax basis to cover commuter rail, subway, bus, commuter-related parking and eligible vanpool expenses.

Employer-funded tax-advantaged spending accounts include:

•

HRAs, which allow employer clients to provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses, such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

Our CDB Programs

We focus on providing CDB programs to employer clients of any size. We provide marketing programs that are designed to increase employee participation in our employer clients’ CDB offerings. We believe our employer clients and their employee participants benefit from our superior customer service, efficient workflow processes and advanced monitoring applications. The quality of our customer support has resulted in high levels of client satisfaction and service level performance. We employ a wide range of sophisticated tools to communicate available benefit options to employees and measure the effectiveness of CDB program performance.

We deliver our CDB programs through a BaaS model under which we host and maintain the benefits programs that we provide to our employer clients. Our on-demand delivery model enables employer clients and their employee participants to implement, access and use our proprietary software remotely through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. We believe that our on-demand model requires less up-front investment by our employer clients than required by traditional third-party software and hardware options, as well as less personnel resources and implementation services.

Key Business Attributes

Key attributes of our business include the following:

•	Our revenue is derived almost entirely from recurring monthly fees paid by our employer clients.

•

Our focus is to consistently deliver the highest quality service to our employer clients and their employee participants, which primarily means providing employee participants with timely and accurate responses to their inquiries, claims submissions and other account transactions.

•

Our CDB programs employ an easy-to-use website interface that provides our employer clients with robust data and reporting capabilities and provides employee participants with direct access to their accounts, claims history and balance information.

•

We have historically successfully identified and executed portfolio purchases and integrated the operations of these complementary businesses to expand our employer client base. While we have encountered some challenges in integrating accounting functions in connection with certain of these portfolio purchases, we have leveraged the efficiencies afforded by our on-demand software platform to cross-sell additional CDB products and services to acquired employer clients.

•	Our senior management team has significant operating and service delivery experience with industry-leading businesses.

•	We have a large and highly diversified employer client base.

•	Our core business is providing a comprehensive array of full-featured CDB programs to employers.

Our Strategy

Our objective is to enhance our position as a leading provider of CDB account management programs. The key elements of our growth strategy are to:

•	increase employee participation levels within our existing employer client base;

•	cross-sell additional CDB programs to our existing employer clients;

•	broaden our employer client base through portfolio purchases;

•	gain market share with both Fortune 1000 companies and SMBs by leveraging our multiple sales channels; and

•	continually enhance our products and develop new products and functionality.

Risks Affecting Us

Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in “Risk Factors” following this prospectus summary. Some of these risks include the following:

•

any diminution in, elimination of, or change in the availability of, tax-advantaged consumer-directed benefits to employees would materially adversely affect our results of operations, financial condition, business and prospects;

•	our ability to grow our business could be materially adversely affected if we fail to successfully identify, acquire or integrate additional portfolio purchase targets;

•	our business may not grow if our marketing efforts do not successfully raise awareness among employers and employees about the advantages of adopting and participating in CDB programs;

•	our results of operations, financial condition, business and prospects would be materially adversely affected if we are unable to retain and expand our employer client base;

•	our business may not grow if a greater percentage of employees do not participate in our employer clients’ CDB programs;

•	our business and prospects may be materially adversely affected if we are unable to cross-sell our products and services;

•	we may be unable to compete effectively against our current and future competitors; and

•	we may not accurately estimate the impact of the development and introduction of new products and services on our business.

Risks Related to this Offering and Ownership of Our Common Stock

There are risks related to this offering and the ownership of our common stock that you should understand before making an investment decision, including that, following the completion of this offering, VantagePoint Capital Partners will hold     % of our common stock and will have the right to designate three members of our board of directors, as well as other rights, which may limit the ability of our public stockholders to affect significant corporate actions. These risks are discussed more fully in “Risk Factors” following this prospectus summary.

Corporate Information

We were incorporated in Delaware in 2000. Our principal executive offices are located at 1100 Park Place, 4th Floor, San Mateo, CA 94403, U.S.A., and our telephone number is 1 (650) 577-5200. Our website address is www.wageworks.com. Information contained on our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus.

“WageWorks,” “Commuter Express,” “WinFlexOne,” “Fringe Benefits Management Company” and other trademarks or service marks of WageWorks appearing in this prospectus are the property of WageWorks, Inc. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Overallotment option	The underwriters have an option to purchase a maximum of additional shares of common stock from us to cover overallotments. The underwriters could exercise this option at any time within 30 days from the date of the prospectus.

Use of proceeds	We intend to use the net proceeds received by us from this offering for working capital, including funding of customer obligations, and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in technology and development and for capital expenditures. In addition, we may use a portion of the proceeds of this offering for portfolio purchases or purchases of technologies or assets to expand our employer client base. However, we do not have agreements for any portfolio purchases at this time. See “Use of Proceeds.”

Proposed stock exchange trading symbol	“WAGE”

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding as of March 31, 2011 and excludes:

•	9,178,084 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $3.62 per share;

•	150,000 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock, at an exercise price of $4.10 per share;

•

9,157,146 shares of common stock, on an as-converted basis and assuming the conversion occurs immediately prior to the completion of this offering, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, at a weighted average exercise price of $2.38 per share; and

•	1,002,131 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	a -for- reverse stock split of our outstanding stock on , 2011 (currently all share information disclosed in this prospectus is on a pre-split basis);

•

the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 35,375,393 shares of common stock, effective upon the completion of this offering, except with respect to historical financial information; and

•	no exercise by the underwriters of their overallotment option to purchase up to additional shares of common stock from us.

Summary Consolidated Financial Data

The information set forth below should be read together with “Capitalization,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated statement of operations data for the three months ended March 31, 2010 and 2011, as well as the unaudited consolidated balance sheet data as of March 31, 2011, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Revenues	$103,273	$108,461	$115,047	$29,712	$35,324
Operating expenses	106,837	107,992	107,013	28,817	31,962

Income (loss) from operations	(3,564)	469	8,034	895	3,362
Interest and other expense, net	(274)	(608)	(26,488)	(11,228)	(185)

Income (loss) before taxes	(3,838)	(139)	(18,454)	(10,333)	3,177
Income tax (provision) benefit	(487)	(495)	1,204	(195)	(148)

Net income (loss)	(4,325)	(634)	(17,250)	(10,528)	3,029
Accretion of redemption premium	(3,130)	1,037	(6,740)	(70)	(2,768)

Net income (loss) attributable to common stockholders	$(7,455)	$403	$(23,990)	$(10,598)	$261

Net income (loss) per share attributable to common stockholders:
Basic	$(2.23)	$0.13	$(7.85)	$(3.47)	$0.09
Diluted	$(2.23)	$(0.02)	$(7.85)	$(3.47)	$0.01

Weighted Average Shares:
Basic	3,348	3,213	3,057	3,051	3,064
Diluted	3,348	33,729	3,057	3,051	32,287

Pro forma net income per share attributable to common stockholders (unaudited):
Basic(1)			$0.24		$0.08
Diluted(1)			$0.23		$0.07

Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited):
Basic(1)			38,432		38,439
Diluted(1)			39,878		45,929

(1)

See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income per share and the unaudited pro forma basic and diluted net income per share for the year ended December 31, 2010 and the quarter ended March 31, 2011. All shares to be issued in the offering were excluded from the unaudited pro forma basic and diluted net income per share calculation.

	At December 31,			At March 31,
	2008	2009	2010	2011
	(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$72,102	$93,261	$104,280	118,414
Total current assets	90,704	108,515	124,337	149,828
Total assets	159,615	171,478	206,831	231,670
Total current liabilities	145,004	153,303	167,648	181,602
Total liabilities	167,892	167,430	182,254	203,440
Total redeemable convertible preferred stock	49,080	48,043	75,960	78,728
Total stockholders’ deficit	(57,357)	(43,995)	(51,383)	(50,498)

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Non-GAAP Financial Data:
Adjusted EBITDA (unaudited)	$10,752	$15,941	$22,366	$4,441	$7,344

Notes to Summary Balance Sheet Data and Other Data

Definition of Adjusted EBITDA

Adjusted EBITDA is a performance measure that is not calculated in accordance with GAAP. The table immediately following this discussion provides a reconciliation of net income (loss) to Adjusted EBITDA, which is the most directly comparable GAAP measure. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments, the reasons we consider them appropriate and the material limitations of Adjusted EBITDA as described in footnote 3 to “Selected Consolidated Financial Information.”

Our management uses Adjusted EBITDA:

•	as a measure of operating performance;

•	as a factor when determining management’s compensation;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources of our business; and

•	to evaluate the effectiveness of our business strategies.

We believe that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results by management and investors. Although calculation of Adjusted EBITDA may vary from company-to-company, our detailed presentation may facilitate analysis and comparison of our operating results by management and investors with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results in their public disclosures.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
	(unaudited)			(unaudited)
Net income (loss)	$(4,325)	$(634)	$(17,250)	(10,528)	3,029
Depreciation	4,559	4,564	4,164	1,081	865
Amortization and change in contingent consideration	7,987	8,398	7,764	1,912	2,493
Stock-based compensation expense	1,770	2,510	2,404	553	624
Interest income	(1,368)	(851)	(220)	(107)	(11)
Interest expense	1,570	1,102	188	42	86
Interest expense: amortization of convertible debt discount	—	71	21,107	5,358	—
Income tax provision (benefit)	487	495	(1,204)	195	148
Loss (gain) on revaluation of warrants	72	(70)	5,413	5,935	110
Loss on extinguishment of debt	—	356	—	—	—

Adjusted EBITDA	$10,752	$15,941	$22,366	$4,441	$7,344

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our business is dependent upon the availability of tax-advantaged consumer-directed benefits to employers and employees and any diminution in, elimination of, or change in the availability of, these benefits would materially adversely affect our results of operations, financial condition, business and prospects.

Our business fundamentally depends on employer and employee demand for tax-advantaged consumer-directed health, commuter and other employee spending plan benefits, or CDBs. Any diminution in or elimination of the availability of CDBs for employees would materially adversely affect our results of operations, financial condition, business and prospects. In addition, incentives for employers to offer CDBs may also be reduced or eliminated by changes in laws that result in employers no longer realizing financial gain from the implementation of these benefits. If employers cease to offer CDB programs or reduce the number of programs they offer to their employees, our results of operations, financial condition, business and prospects would also be materially adversely affected.

In addition, if the payroll tax savings employers currently realize from their employees’ utilization of CDBs become reduced or unavailable, employers may be less inclined to offer these programs to their employees. If the tax savings currently realized by employee participants by utilizing CDBs were reduced or unavailable, we expect employees would correspondingly reduce or eliminate their participation in such CDB plans. Any such reduction in employer or employee incentives would materially adversely affect our results of operations, financial condition, business and prospects.

Future portfolio purchases are an important aspect of our growth strategy, and any failure to successfully identify, acquire or integrate additional portfolio targets could materially adversely affect our ability to grow our business. In addition, costs of integrating portfolio purchases may adversely affect our results of operations in the short term.

Our recent growth has been, and our future growth will be, substantially dependent on our ability to continue to make and integrate complementary portfolio purchases to expand our employer client base and service offerings. The successful integration of these portfolio purchases into our operations on a cost-effective basis is also critical to our future financial performance. While we believe that there are numerous potential portfolio purchases that would add to our employer client base and service offerings, we cannot assure you that we will be able to successfully make a sufficient number of such portfolio purchases in a timely and effective manner in order to support our growth objectives. In addition, the process of integrating portfolio purchases may create unforeseen difficulties and expenditures. We face various risks in making portfolio purchases, including:

•	our ability to retain acquired employer clients and their associated revenues;

•	diversion of management’s time and focus from operating our business to address integration challenges;

•	our ability to retain or replace key employees from portfolios we acquire;

•	cultural and logistical challenges associated with integrating employees from acquired portfolios into our organization;

•	our ability to integrate the combined products, services and technology;

•	the migration of acquired employer clients to our technology platforms;

•	our ability to cross-sell additional CDB programs to acquired employer clients;

•	our ability to realize expected synergies;

•

the need to implement or improve internal controls, procedures and policies appropriate for a public company at businesses that, prior to the portfolio purchase, may have lacked effective controls, procedures and policies, including, but not limited to, processes required for the effective and timely reporting of the financial condition and results of operations of the acquired business, both for historical periods prior to the acquisition and on a forward-looking basis following the acquisition;

•	possible write-offs or impairment charges that result from portfolio purchases;

•	unanticipated or unknown liabilities that relate to purchased businesses; and

•	the need to integrate purchased businesses’ accounting, management information, human resources, and other administrative systems to permit effective management.

Portfolio purchases may have a short-term material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues, as we seek to migrate acquired employer clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. For example, our cost of revenues in the fourth quarter of 2010 included additional expenses of $1.8 million due to the purchases of Planned Benefit Systems, or PBS, and the CDB assets of a division of Fringe Benefits Management Company, or FBM.

Our business may not grow if our marketing efforts do not successfully raise awareness among employers and employees about the advantages of adopting and participating in CDB programs.

Our revenue model is substantially based on the number of employee participants enrolled in the CDB programs that we administer. We devote significant resources to educating both employers and their employees on the potential cost savings available to them from utilizing CDB programs. We have created various marketing, educational and awareness tools to inform employers about the benefits of offering CDB programs to their employees and how our services allow them to offer these benefits in an efficient and cost effective manner. We also provide marketing information to employees that informs them about the potential tax savings they can achieve by utilizing CDB programs to pay for their healthcare, commuter and other benefit needs. However, if more employers and employees do not both become aware of or understand these potential cost savings and choose to adopt CDB programs, our results of operations, financial condition, business and prospects may be materially adversely affected.

If we are unable to retain and expand our employer client base, our results of operations, financial condition, business and prospects would be materially adversely affected.

Most of our revenue is derived from the long term, multi-year agreements that we typically enter into with our employer clients. The initial subscription period is typically three years for our larger employer clients, which we refer to as enterprise clients, and one year for our small- and medium-sized business, or SMB, clients. Our employer clients, however, have no obligation to renew their agreements with us after the initial term and we cannot assure you that our employer clients will continue to renew their agreements at the same rate, if at all. Moreover, most of our employer clients have the right to cancel their agreements for convenience, subject to certain notice requirements. While few employer clients have terminated their agreements with us for convenience, some of our employer clients have elected not to renew their agreements with us. Our employer clients’ renewal rates may decline or fluctuate as a result of a number of factors, including the prices of competing products or services or reductions in our employer clients’ spending levels. If our employer clients do not renew their agreements with us, and we are unable to attract new employer clients, our revenue may decline and our results of operations, financial condition, business and prospects may be materially adversely affected.

Our business may not grow if a greater percentage of employees do not participate in our employer clients’ CDB programs.

Our revenue depends on the number of employees who participate in the CDB programs that we sell to our employer clients. If more employees do not participate in these benefit programs for various reasons, including a lack of information about the tax-related advantages of doing so, insufficient funds to set aside pre-tax income into such programs, concerns about forfeiting contributions due to forfeiture provisions in FSA benefit programs, or otherwise, our business may not grow as we anticipate and that may materially adversely affect our results of operations, financial condition, business and prospects.

Our business and prospects may be materially adversely affected if we are unable to cross-sell our products and services.

A significant component of our growth strategy is the increased cross-selling of products and services to current and future employer clients. In particular, we expect our ability to cross-sell our commuter programs to our healthcare program clients and our healthcare programs to our commuter employer clients to be an important part of this strategy. We may not be successful in cross-selling our products and services if our employer clients find our additional products and services to be unnecessary or unattractive. Any failure to sell additional products and services to current and future clients could materially adversely affect our results of operations, financial condition, business and prospects.

We may be unable to compete effectively against our current and future competitors.

The market for our products and services is highly competitive, rapidly evolving and fragmented. We have numerous competitors, including health insurance carriers, such as Aetna and UHC, human resources consultants and outsourcers, such as Aon Hewitt, payroll providers, such as ADP and Ceridian, national CDB specialists, such as PayFlex and SHPS, regional third party administrators and commercial banks, such as Bank of America. Many of our competitors, including health insurance carriers, have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, some of these competitors may be in a position to devote greater resources to the development, promotion, sale and support of their products and services.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic brokers, insurance carriers, payroll services companies, third party advisors or other parties with which we have relationships, thereby limiting our ability to promote our CDB programs with these parties and limiting the number of brokers available to sell or market our programs. If we are unable to compete effectively with our competitors for any of the foregoing reasons or for any other reasons, our results of operations, financial condition, business and prospects could be materially adversely affected.

We plan to extend and expand our products and services and introduce new products and services, and we may not accurately estimate the impact of developing and introducing these products and services on our business.

We intend to continue to invest in technology and development to create new and enhanced products and services to offer our employer clients and their participating employees. For example, we recently deployed a mobile application that enables participants to access their accounts and submit receipts by sending a digital photo of the receipt to verify healthcare debit card transactions directly from their Apple iPhone® and iPad® devices. We are currently working to expand the application’s capabilities to allow for claims submission and plan to develop similar applications for other smart phone platforms in the foreseeable future. We have limited experience in these areas, however, and we may not be able to anticipate or manage new risks and obligations or legal, compliance or other requirements that may arise. In addition, the anticipated benefits of these expanded products and services may not outweigh the costs and resources associated with their development.

Our ability to attract and retain new employer clients and increase revenue from existing employer clients will depend in large part on our ability to enhance and improve our existing products and services and to introduce new products and services. The success of any enhancement or new product or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new product or service. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new products or services or enhance our existing products or services to meet client requirements, our results of operations, financial condition, business or prospects may be materially adversely affected.

If the market for our services does not grow as we anticipate, our results of operations, financial condition, business and prospects may be materially adversely affected.

Our future success depends on increasing the number of employer clients and their employee participants to whom we provide our services. However, there is no guarantee that the market for our services will grow as we expect. For example, the value of our services is directly related to the complexity of administering CDB programs and government action that significantly reduces or simplifies these requirements could reduce demand or pricing for our services. If the market for our services declines or develops more slowly than we expect, or the number of employer clients that select us to provide CDB programs to their employee participants declines or fails to increase as we expect, our revenue, results of operations, financial condition, business and prospects could be materially adversely affected.

General economic and other conditions may adversely affect trends in employment and hiring patterns, which could result in lower employee participation in CDB programs, which would materially adversely affect our results of operations, financial condition, business and prospects.

Our revenue is attributable to the number of employee participants at each of our employer clients, which in turn is influenced by the employment and hiring patterns of our employer clients. To the extent that weak economic conditions cause our employer clients to freeze or reduce their headcount or wages paid, demand for our programs may decrease, which could materially adversely affect our results of operations, financial condition, business and prospects. Similarly, our revenue growth opportunities may be negatively affected by such headcount or wage reductions by our potential employer clients.

Our business and prospects may be materially adversely affected if we are unable to maintain high levels of service while reducing operating costs.

One of the key attributes of our business is providing high quality service to our employer clients and their employee participants. While we have exceeded contractual service levels to our employer clients each month since May 2007, as our business grows and we service increasing numbers of employer clients and their employee participants, we may be unable to sustain these same levels of service, which could have a material adverse effect on our business. Alternatively, we may only be able to sustain high levels of service by significantly increasing our operating costs, which would materially adversely affect our operating results. If we are unable to maintain these high levels of service performance, our brand and reputation could suffer and our results of operations, financial condition, business and prospects would be materially adversely affected.

Failure to effectively develop and expand our direct and indirect sales channels may materially adversely affect our results of operations, financial condition, business and prospects and reduce our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our employer client base and our business. We rely on our enterprise sales force to target new Fortune 1000 client accounts, as well as to cross-sell additional products and services to our existing enterprise clients. Effectively training our sales personnel requires significant time, expense and attention. In addition, we utilize various channel brokers, including insurance agents, benefits consultants, regional and national insurance carriers, health plans, payroll companies, banks and regional TPAs, to sell and market our programs to SMB employers. If we are unable to develop and expand our direct sales teams or these indirect sales channels, our ability to attract new employer clients and cross-sell our programs may be negatively impacted and our growth opportunities will be reduced, each of which would materially adversely affect our results of operations, financial condition, business and prospects.

If our efforts to develop and expand our direct and indirect sales channels do not generate a corresponding increase in revenue, our business may be materially adversely affected. In particular, if we are unable to effectively train our sales personnel or if our direct sales personnel are unable to achieve expected productivity levels in a reasonable period of time, we may not be able to increase our revenue and grow our business.

Long sales cycles make the timing of our long-term revenues difficult to predict.

Our sales cycle generally varies in length between two and nine months and, in some cases, even longer depending on the size of the potential client. Factors that may influence the length of our sales cycle include:

•	the need to educate potential employer clients about the uses and benefits of our CDB programs;

•	the relatively long duration of the commitment clients make in their agreements with us or with pre-existing plan administrators;

•	the discretionary nature of potential employer clients’ purchasing and budget cycles and decisions;

•	the competitive nature of potential employer clients’ evaluation and purchasing processes;

•	fluctuations in the CDB program needs of potential employer clients; and

•	lengthy purchasing approval processes of potential employer clients.

The fluctuations that result from the length of our sales cycle may be magnified for large- and mid-sized potential employer clients. If we are unable to close an expected significant transaction with one or more of these potential clients in the anticipated period, our operating results for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, would be harmed.

Our business and operational results are subject to seasonality as a result of open enrollment for CDB programs and decreased use of commuter program offerings during typical vacation months.

The number of accounts that generate revenue is typically greatest during our first calendar quarter due primarily to three factors. First, new employer clients and their employee participants typically begin service on January 1. Second, during the first calendar quarter, we are also servicing the end of plan year activity for existing clients and employee participants who do not continue participation into the next plan year. Third, we receive the majority of cash for pre-funded accounts from our employer clients in late December or early January, which results in higher cash balances during our first quarter.

Generally, in comparison to other quarters, our revenue is highest in the first quarter and lowest in the second quarter. Thereafter, our revenue generally grows gradually in the second half of the year as our employer clients hire new employees who then elect to participate in our programs, thereby increasing our monthly minimum billing amount. The minimum billing amount is not, however, generally subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. Revenue from commuter programs may vary from month-to-month because employees may elect to participate in our commuter programs at any time during the year and may change their election to participate or the amount of their contribution on a monthly basis; however, participation rates in our commuter business typically slow during the summer as people take vacations and do not purchase transit passes or parking passes during that time.

Our operating expenses increase during the fourth quarter because we increase our customer support center capacity to answer questions from employee participants during the open enrollment periods related to their CDB participation decisions. The cost of providing services peaks in the first quarter as new employee participants contact us for information about their CDBs, and as terminating employee participants submit their final claims for reimbursement.

If employee participants do not continue to utilize our prepaid debit cards, our results of operations, business and prospects could be materially adversely affected.

We derive a portion of our revenue from interchange fees that are paid to us when employee participants utilize our prepaid debit cards to pay for certain healthcare and commuter expenses under CDB programs. These fees represent a percentage of the expenses transacted on each debit card. If our employer clients do not adopt these prepaid debit cards as part of the benefits programs they offer, if the employee participants do not use them at the rate we expect, or if other alternatives to prepaid tax-advantaged benefit cards develop, our results of operations, business and prospects could be materially adversely affected.

If we are unable to maintain and enhance our brand and reputation, our ability to sustain and grow our business may be materially adversely affected.

Maintaining and strengthening our brand is critical to attracting new clients and growing our business. Our ability to maintain and strengthen our brand and reputation will depend heavily on our capacity to continue to provide high levels of customer service to our employer clients and their employee participants at cost effective and competitive prices, which we may not do successfully. In addition, our continued success depends, in part, on our reputation as an industry leader in promoting awareness and understanding of the positive impact of CDBs among employers and employees. If we fail to successfully maintain and strengthen our brand, our results of operations, financial condition, business and prospects will be materially adversely affected.

Some plan providers with which we have relationships also provide, or may provide, competing services.

We face competitive risks in situations where some of our strategic partners are also current or potential competitors. For example, certain of the banks we utilize as custodians for our prepaid debit card funds also offer their own HSA products. To the extent that these partners choose to offer competing products and services that they have developed or in which they have an interest to our current or potential clients, our results of operations, business and prospects could be materially adversely affected.

We are subject to complex regulation, and any compliance failures or regulatory action could materially adversely affect our business.

The plans we administer and, as a result, our business are subject to extensive, complex and continually changing federal and state laws and regulations, including IRS regulations, ERISA, privacy and HIPAA regulations and Department of Labor regulations, all of which are further described in “Business—Government Regulation” below. If we fail to comply with any applicable law, rule or regulation, we could be subject to fines and penalties, indemnification claims by our clients, or become the subject of a Department of Labor enforcement action, each of which would materially adversely affect our business and reputation.

We may also become subject to additional regulatory and compliance requirements as a result of changes in laws or regulations, or as a result of any expansion or enhancement of our existing products and services or any new products or services we may offer in the future. For example, if we expand our product and service offerings into the health insurance market in the future, we would become subject to state Department of Insurance regulations. Compliance with any new regulatory requirements may divert internal resources and take significant time and effort.

Any claims of noncompliance brought against us, regardless of merit or ultimate outcome, could subject us to investigation by the Department of Labor, the Internal Revenue Service, the Centers for Medicare and Medicaid Services, the Treasury Department or other federal and state regulatory authorities, which could result in substantial costs to us and divert management’s attention and other resources away from our operations. In addition, investor perceptions of us may suffer and could cause a decline in the market price of our common stock. Our compliance processes may not be sufficient to prevent assertions that we failed to comply with any applicable law, rule or regulation.

Changes in healthcare laws and other regulations applicable to our business may constrain our ability to offer our products and services.

Changes in healthcare or other laws and regulations applicable to our business may occur that could increase our compliance and other costs of doing business, require significant systems enhancement, or render our products or services less profitable or obsolete, any of which could have a material adverse effect on our results of operations. For instance, if the new debit card network exclusivity restrictions set forth in the proposed regulations in connection with the Durbin Amendment to the Electronic Fund Transfer Act are implemented as currently written, we would be required to use at least two unaffiliated networks for our prepaid debit cards and the card issuers and networks may pass a portion of the implementation costs of such changes to us. While we do not currently expect that this will have, or is reasonably likely to have, a material adverse impact on our financial condition or operating results, we will need to continue to monitor the status of these proposed regulations as well as other potential changes in laws or regulations that may impact our business as such changes could potentially adversely affect our business, prospects and results of operations.

There has been an increasing political and regulatory focus on healthcare laws in recent years. While legislation such as the Patient Protection and Affordable Care Act has been signed into law, many of the details necessary to implement the legislation have yet to be defined. For example, any new laws that increase reporting and compliance burdens on employers may make them less likely to offer CDBs to their employees and instead offer employees benefit coverage through state run health insurance exchanges. If employers are less incentivized to offer our CDB programs to employees because of increased regulatory burdens or otherwise, our results of operations and financial condition could be materially adversely affected.

Failure to ensure and protect the confidentiality of participant data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our results of operations, business or financial condition.

We must collect, store and use employee participants’ confidential information, including the transmission of that data to third parties, to provide our services. For example, we collect names, addresses, social security numbers and other personally identifiable information from employee participants. In addition, we facilitate the issuance and funding of prepaid debit cards and, in some cases, collect bank routing information, account numbers and personal credit card information for purposes of funding an account or issuing a reimbursement. We have invested significantly in preserving the security of this data.

We cannot assure you that, despite the implementation of these security measures, we will not be subject to a security breach or that this data will not be compromised. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Despite our implementation of security measures, techniques used to obtain unauthorized access or to sabotage systems change frequently. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to protect this data. Any compromise or perceived compromise of our security could damage our reputation with our clients and brokers, and could subject us to significant liability, as well as regulatory action, which would materially adversely affect our brand, results of operations, financial condition, business and prospects.

Privacy concerns could require us to modify our operations.

As part of our business, we collect employee participants’ personal data for the sole purpose of processing their benefits. For privacy or security reasons, privacy groups, governmental agencies and individuals may seek to restrict or prevent our use of this data. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices, including self-regulation, could require us to modify our operations and incur significant additional expense, which could have a material adverse effect on our results of operations, financial condition, business and prospects.

If we fail to effectively upgrade our information technology systems, our business and operations could be disrupted.

As part of our efforts to continue the improvement of our enterprise resource planning, we plan to upgrade our existing information technology systems in order to automate several controls that are currently performed manually. We may experience difficulties in transitioning to these upgraded systems, including loss of data and decreases in productivity as personnel work to become familiar with these new systems. In addition, our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with systems transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business and we may fail to meet our reporting obligations.

Our future success depends on our ability to recruit and retain qualified employees, including our executive officers.

Our success is substantially dependent upon the performance of our senior management, such as our chief executive officer. Our management and employees may terminate their employment at any time, and the loss of the services of any of our executive officers could materially adversely affect our business. Our success is also substantially dependent upon our ability to attract additional personnel for all areas of our organization. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms or at all. If we are unable to attract and retain the necessary personnel, our results of operations, financial condition, business and prospects would be materially adversely affected.

We might require additional capital to support business growth in the future, and this capital might not be available on acceptable terms, if at all.

We believe that our existing cash and cash equivalents, combined with our credit line, expected cash flow from operations and net proceeds of this offering, will be sufficient to meet our operating and capital requirements, as well as anticipated requirements for potential additional portfolio purchases, for at least the next 12 months. Our business and operations may, however, consume resources faster than we currently anticipate. We intend to continue to make investments to support our business growth, including through additional portfolio purchases of complementary businesses, and may require additional funds in the future to respond to business challenges, including the need to develop new features and platforms, enhance our existing programs or improve our operating infrastructure. Accordingly, we may seek to sell additional equity or debt securities or obtain additional debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential portfolio purchases. We have not made arrangements to obtain additional financing and there can be no assurances that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Changes in credit card association or other network rules or standards set by Visa or MasterCard, or changes in card association and debit network fees or products or interchange rates, could materially adversely affect our results of operations, business and financial position.

We, and the banks that issue our prepaid debit cards, are subject to Visa and MasterCard association rules that could subject us to a variety of fines or penalties that may be levied by the card associations or networks for acts or omissions by us or businesses that work with us, including card processors, such as Fidelity National Information Services. The termination of the card association registrations held by us or any of the banks that issue our cards, or any changes in card association or other debit network rules or standards, including interpretation and implementation of existing rules or standards that increase the cost of doing business or limit our ability to provide our products and services, could have a material adverse effect on our results of operations, financial condition, business and prospects. In addition, from time-to-time, card associations increase the organization or processing fees that they charge, which could increase our operating expenses, reduce our profit margin and materially adversely affect our results of operations, financial condition, business and prospects.

Our operating results can fluctuate from period-to-period, which could cause our share price to fluctuate.

Our quarterly operating results may fluctuate as a result of a variety of factors, including fluctuations in our operating expenses during the year for items such as printing and temporary labor expenses. Fluctuations in our quarterly operating results could cause our stock price to decline rapidly, may lead analysts to change their long-term models for valuing our common stock, could cause short-term liquidity issues, may impact our ability to retain or attract key personnel or cause other unanticipated issues. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

Our quarterly operating expenses and operating results may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Our results of operations, financial condition, business and prospects could be materially adversely affected if we experience unanticipated delays in rollouts by our employer clients of services to their employee participants.

We generally do not earn fees from our employer clients until our services are available to their employee participants. If our infrastructure capacity is insufficient to meet our needs, we may experience delays in deploying our programs to new employer clients, or expanding the services we offer to existing employer clients, and on-boarding their employee participants. If the rollout of our services to our employer clients and, subsequently, their employer participants is delayed, our results of operations, financial condition, business and prospects could be materially adversely affected.

If we fail to manage future growth effectively, we may not be able to market and sell our products and services successfully.

We have expanded our operations significantly in recent years and anticipate that further expansion will be required in order for us to grow our business. If we do not effectively manage our growth, the quality of our services could suffer, which could materially adversely affect our results of operations, financial condition, business and prospects, and damage our reputation among existing and prospective clients. In order to manage our future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also be required to continue to improve our existing systems for operational and financial information management, including our reporting systems, procedures and controls and regulatory compliance processes. These improvements may require significant capital expenditures and will place increasing demands on our management. We may not be successful in managing or expanding our operations, or in maintaining adequate operating and financial information systems and controls. If we are not successful in implementing improvements in these areas, our results of operations, financial condition, business and prospects would be materially adversely affected.

We have entered into outsourcing and other agreements with third parties related to certain of our business operations, and any difficulties experienced in these arrangements could result in additional expense, loss of revenue or an interruption of our services.

We have entered into outsourcing agreements with third parties to provide certain customer service and related support functions to our employer clients and their participant employees. As a result, we rely on third parties over which we have limited control to perform certain of our operations. If these third parties are unable to perform to our requirements or to provide the level of service required or expected by our employer clients and their employee participants, our operating results, financial condition, business, prospects and reputation may be materially harmed and we may be forced to pursue alternative strategies to provide these services, which could result in delays, interruptions, additional expenses and loss of clients and related revenues.

If our intellectual property and technology are not adequately protected to prevent use or appropriation by our competitors, our business and competitive position could be materially adversely affected.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to establish and protect our intellectual property rights in the United States.

The efforts we have taken to protect our intellectual property may not be sufficient or effective, and our trademarks, copyrights and patents, if issued, may be held invalid or unenforceable. Any patents issued to us may not be sufficiently broad to protect our proprietary technologies, and given the costs of obtaining patent protection, we may choose not to seek patent protection for certain of our proprietary technologies. We may not be effective in policing unauthorized use of our intellectual property, and even if we do detect violations, litigation may be necessary to enforce our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time consuming and expensive, could divert our management’s attention and may result in a court determining that our intellectual property rights are unenforceable. If we are not successful in cost-effectively protecting our intellectual property rights, our results of operations, financial condition, business and prospects could be materially adversely affected.

Our ability to use net operating loss carryforwards to offset future taxable income may be limited.

As of December 31, 2010, we had $61.7 million of federal and $38.9 million of state net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards will expire beginning in 2020 through 2029 for U.S. federal income tax purposes and beginning in 2011 through 2031 for state income tax purposes, if not fully utilized. In addition, we have federal and state research and development credit carryforwards of $2.2 million and $1.1 million respectively. The federal research credit carryforwards expire beginning in the years 2023 through 2030, if not fully utilized. The California research credit carries forward indefinitely. Our ability to utilize net operating loss and tax credit carryforwards in the future may be subject to substantial restriction under applicable law, including in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended and similar state law (including in connection with this offering), which ownership changes may be outside of our control.

If one or more jurisdictions successfully assert that we should have collected or in the future should collect additional sales and use taxes on our fees, we could be subject to additional liability with respect to past or future sales and the results of our operations could be adversely affected.

We do not collect sales and use taxes in all jurisdictions in which our employer clients are located, based on our belief that such taxes are not applicable. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest and penalties, and we could be required to collect such taxes in the future. This additional sales and use tax liability could adversely affect the results of our operations.

Third parties may assert intellectual property infringement claims against us, or our services may infringe the intellectual property rights of third parties, which may subject us to legal liability and materially adversely affect our reputation.

Assertion of intellectual property infringement claims against us could result in litigation. We might not prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms, or at all. Even if obtained, we may be unable to protect such licenses from infringement or misuse, or prevent infringement claims against us in connection with our licensing efforts. Any such claims, regardless of their merit or ultimate outcome, could result in substantial cost to us, divert management’s attention and our resources away from our operations and otherwise adversely affect our reputation. Our process for controlling our own employees’ use of third-party proprietary information may not be sufficient to prevent assertions of intellectual property infringement claims against us.

We rely on insurance to mitigate some risks of our business and, to the extent the cost of insurance increases or we maintain insufficient coverage, our results of operations, business and financial condition may be materially adversely affected.

We contract for insurance to cover a portion of our potential business risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to obtain sufficient insurance to meet our needs, may have to pay very high prices for the coverage we do obtain or may not acquire any insurance for certain types of business risk. This could leave us exposed, and to the extent we incur liabilities and expenses for which we are not adequately insured, our results of operations, business and financial condition could be materially adversely affected. Also, to the extent the cost of maintaining insurance increases, our operating expenses will rise, which could materially adversely affect our results of operations, financial condition, business and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

VantagePoint Capital Partners will continue to hold a high percentage of our common stock following the completion of this offering, which may limit the ability of our public stockholders to affect significant corporate actions.

After this offering, funds affiliated with VantagePoint Capital Partners, or VantagePoint, will own approximately     % of our outstanding common stock. In addition, we and VantagePoint intend to enter into a stockholders’ agreement related to a number of board of directors, stockholder and related governance matters.

Furthermore, such stockholders’ agreement will also provide that the following actions by us require the approval of VantagePoint for so long as VantagePoint owns a specified percentage or more of our outstanding shares of common stock:

•	any amendment of our bylaws;

•	the issuance of any securities with economic rights senior to our common stock or with voting rights different than our common stock, subject to certain exceptions;

•	the incurrence or guarantee of any debt in excess of a specified dollar amount;

•	the issuance of equity or debt, or any securities convertible into equity or debt, for consideration in excess of a specified percentage of our market capitalization;

•	the acquisition or disposition of stock or assets, including through a license or lease, for consideration in excess of a specified percentage of our market capitalization;

•	the adoption of a stockholder rights plan;

•	the approval of any “golden parachute” or other compensatory plan contingent upon a change in control of us for value in excess of a specified dollar amount; or

•	any change in the number of authorized directors.

Accordingly, our ability to engage in significant transactions, such as a merger, acquisition or liquidation, is limited without the consent of VantagePoint. Conflicts of interest could arise between us and VantagePoint, and any conflict of interest may be resolved in a manner that does not favor us. VantagePoint may decide not to consent to a transaction in which you would receive consideration for your common shares that is higher than the cost to you or the then-current market price of those shares. Any decision that VantagePoint may make at some future time regarding their ownership of us will be in their absolute discretion.

In addition, our stockholders’ agreement with VantagePoint and our certificate of incorporation and bylaws to be in effect upon the completion of this offering will provide the following additional rights to VantagePoint:

•

so long as VantagePoint owns more than 30% of our outstanding voting stock, a special meeting of our stockholders may be called by either VantagePoint or any two members of our board of directors, whether or not VantagePoint designees;

•

so long as VantagePoint owns more than 40% of our outstanding voting stock, our stockholders may act by written consent to change the number of authorized directors, remove a director without cause or fill a vacancy on our board of directors;

•	we may not amend any provision of our certificate of incorporation or bylaws relating to VantagePoint’s rights without VantagePoint’s consent; and

•	VantagePoint and its representatives will have access to our books and records, subject to customary confidentiality and non-disclosure provisions.

VantagePoint will have the right to designate (and remove or replace) three of the members of our board of directors if VantagePoint owns at least 50% or more of our outstanding shares, two members of our board of directors if VantagePoint owns between 20% and 50% of our outstanding shares, and one member of our board of directors if VantagePoint owns between 10% and 20% of our outstanding shares. VantagePoint shall also have the right to select one of its board designees to serve on our compensation committee, our nominating and corporate governance committee and any other special committee of our board of directors, so long as it continues to hold at least 10% of our outstanding shares.

VantagePoint is not prohibited from selling its interest in us to a third party.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the stock exchange on which our common stock will be traded. In addition, our management team will also have to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our results of operations, financial condition, business and prospects.

As a public company, we also expect that it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

As a public company, we will be required to maintain a system of effective control over financial reporting. Our independent registered public accountants determined that in certain years prior to 2009 we had material weaknesses in internal controls over financial reporting and determined in connection with their audit of our 2010 financial results that we have significant deficiencies with respect to instances of lack of timely financial reporting and reliable financial statements, inability to timely integrate the accounting function of certain of our portfolio purchases and inconsistencies and omissions in key documents. If we do not remediate these significant deficiencies and develop effective controls, our impaired ability to produce accurate and timely financial reports could cause our stock price to decline.

We have, in the past, experienced issues with our internal control over financial reporting. For example, in connection with the audit of our consolidated financial statements in 2008, certain material weaknesses were identified in our internal controls over financial reporting related to the data used in our cash account reconciliation and related to our communications. Although we believe we have remediated these material weaknesses, we cannot assure you that other material weaknesses will not occur or be discovered in the future.

Three significant deficiencies were identified in internal controls in connection with the preparation of our financial statements and the audit of our financial results for 2010. We had significant deficiencies relating to: the completion of our financial reporting cycle within the expected period and our ability to produce reliable financial statements in the period that would normally be expected of a public company; our ability to timely integrate accounting functions of certain of our portfolio purchases; and certain inconsistencies and omissions in some of our key documents and agreements. The lack of timely financial reporting involved adjustments of a bonus accrual that was not timely made and the number of errors, missing disclosures and incorrect numbers in the financial statements we delivered to our independent registered public accounts for audit. The inability to timely integrate the accounting function of portfolio purchases related to our inability through March 2011 to reconcile an opening balance sheet for our PBS acquisition on August 31, 2010. The inconsistencies and omissions in key documents related to certain agreements that were not appropriately documented or referred to other agreements that did not exist, including agreements relating to our acquisition of the CDB assets of FBM.

We are seeking to remediate the significant deficiency relating to lack of timely financial reporting and reliable financial statements by the hiring of additional qualified accounting personnel. Hires to date include an SEC reporting director, an internal auditor who will also address Sarbanes-Oxley issues, a financial analyst and a treasury analyst. We are also seeking to hire a senior accountant. We intend to remediate the significant deficiency with respect to timely integration of the accounting function of portfolio purchases by earlier assessment of the accounting function at the company from which the portfolio is purchased and allocation of needed resources, including the hiring of consultants, to assure timely integration.

We cannot assure that these actions will entirely remediate these significant deficiencies or that other material weaknesses or significant deficiencies will not be discovered.

After this offering, we will become subject to certain reporting and corporate governance requirements, including the rules and regulations of the SEC, the Public Company Accounting Oversight Board and applicable listing standards of the securities exchange on which we list our common stock, and the provisions of the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and implementation of any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

In addition, the stock market in general, and the market for newly public companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against such a company. If securities class action litigation is instituted against us, it could result in substantial costs and a diversion of our management’s attention and resources and could materially adversely affect our operating results.

A total of             , or     %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of March 31, 2011, we will have              shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended. The holders of              shares of outstanding common

stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
, or %	Immediately after this offering.
, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters may waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods under Rule 144 have expired.
, or %	From time-to-time after the date 180 days after the date of this prospectus and upon expiration of stockholders’ respective one-year holding periods in the United States.

Upon completion of this offering, stockholders owning an aggregate of              shares (including              shares issuable upon conversion of our preferred stock) will be entitled, under agreements providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register the approximately              shares reserved for future issuance under our equity compensation plans. Upon the effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock, as restrictions end or pursuant to registration rights, may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of delaying, preventing or rendering more difficult an acquisition of us if such acquisition is deemed undesirable by our board of directors. Our corporate governance documents include provisions that:

•	create a classified board of directors whose members serve staggered three-year terms;

•

authorize “blank check” preferred stock, which could be issued by the board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limit the ability of our stockholders to call and bring business before special meetings;

•	limit the ability of stockholders to act by written consent to such periods during which VantagePoint Capital Partners and its affiliates hold a specified percentage of our outstanding common stock;

•	require advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	control the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	provide the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $             in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in this offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately     % of our total outstanding shares as of March 31, 2011 after giving effect to this offering. The exercise of outstanding stock options and warrants will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business and adversely affect the price of our common stock.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing credit facility prohibits us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases, or the negative of those expressions or phrases, identify forward-looking statements.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The sections in this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences.

Other unknown or unpredictable factors could also harm our results. Consequently, actual results or developments anticipated by us may not be realized or, even if substantially realized, may not have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus.

You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor sale of common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations. We have not independently verified the accuracy of any third party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $             million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We cannot specify with certainty the particular uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering. We currently intend to use the net proceeds received by us from this offering for working capital, including funding of customer obligations, and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in technology and development and for capital expenditures. Specifically, we intend to hire additional personnel to support the growth in our business. In addition, we may use a portion of the proceeds received by us from this offering for portfolio purchases of complementary businesses, technologies or assets to expand our employer client base. We have no agreements with respect to any portfolio purchases at this time.

Pending such uses, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. Currently, our credit facility with Union Bank, N.A. prohibits our payment of any dividends without obtaining its prior written consent, other than dividends payable solely in our common stock.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of March 31, 2011 on:

•	an unaudited actual basis;

•

an unaudited pro forma basis, after giving effect, upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 35,375,393 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 423,529 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 8,733,617 shares of our common stock; and

•

an unaudited pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, and the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.” The unaudited “pro forma” and “pro forma as adjusted” information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

	As of March 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$118,414	$118,414

Bank borrowings	10,046	10,046

Warrants	1,580

Total redeemable convertible preferred stock	78,728

Stockholder’s equity (deficit):
Convertible preferred stock, Series A, $0.001 par value ($200 liquidation preference); authorized 50,000 shares; issued and outstanding 50,000 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted.	200
Convertible preferred stock, Series A-1, $0.001 par value ($6,903 liquidation preference); authorized 1,725,792 shares; issued and outstanding 1,725,792 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted.	6,903
Convertible preferred stock, Series A-2, $0.001 par value ($3,995 liquidation preference); authorized 1,013,383 shares; issued and outstanding 998,661 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted.	3,995
Convertible preferred stock, Series B, $0.001 par value ($20,818 liquidation preference); authorized 14,870,179 shares; issued and outstanding 14,870,179 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted.	22,867
Common stock, $0.001 par value; authorized 60,528,131 shares; issued and outstanding 3,436,787 shares, actual; authorized shares, pro forma and pro forma as adjusted; issued and outstanding, 38,812,180 shares pro forma; issued and outstanding shares, pro forma as adjusted.	9	44
Treasury stock	(376)	(376)
Additional paid-in capital	20,816	135,054
Accumulated deficit	(104,912)	(104,912)

Total stockholders’ equity (deficit)	(50,498)	29,810

Total capitalization	$39,856	$39,856	$

If the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, net proceeds to us would increase by approximately $             million.

A $1.00 increase (decrease) in the expected initial public offering price of $             per share would increase (decrease) each of our unaudited pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $             million, or by approximately $             million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the capitalization table above is based on the number of shares outstanding as of March 31, 2011, and excludes:

•	9,178,084 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $3.62 per share;

•	150,000 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock, at an exercise price of $4.10 per share;

•

9,157,146 shares of common stock, on an as-converted basis and assuming the conversion occurs immediately prior to the completion of this offering, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, at a weighted average exercise price of $2.38 per share; and

•	1,002,131 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan.

DILUTION

Our pro forma net tangible book value as of March 31, 2011 was $             million, or $             per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, after giving effect upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 35,375,393 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 423,529 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 8,733,617 shares of our common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. The only anticipated difference between the pre- and post-net tangible book value are the net proceeds of the offering. After giving effect to the sale of the              shares of common stock by us at an assumed initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover of this prospectus, and the application of our estimated net proceeds from the offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2011 would have been $             million, or $             per share of common stock. This estimate represents an immediate increase in net tangible book value of $             per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share before this offering
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors	$

A $1.00 increase (decrease) in the expected initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $             million, and the pro forma as adjusted net tangible book value per share after this offering by $             per share. It would also increase (decrease) the dilution per share to new investors in this offering by $             per share, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table summarizes as of March 31, 2011, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders before this offering and investors participating in this offering paid, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
Options and warrants held by affiliates
New Investors (shares sold by us)

			%	$		%

The table above is based on the number of shares outstanding as of March 31, 2011, and excludes:

•	4,949,584 shares of common stock issuable upon the exercise of options outstanding to non-affiliates, at a weighted average exercise price of $3.63 per share;

•	150,000 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock, at an exercise price of $4.10 per share;

•

423,529 shares of common stock, on an as-converted basis assuming the conversion immediately prior to the completion of this offering, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, at a weighted average exercise price of $4.25 per share; and

•	1,002,131 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan.

To the extent that any outstanding options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2009 and 2010, and the selected consolidated statements of operations data for each of 2008, 2009 and 2010, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 and the selected consolidated statements of operations data for each of 2006 and 2007 have been derived from our audited consolidated financial statements not included in this prospectus. The unaudited selected consolidated balance sheet data as of March 31, 2011 and the unaudited selected consolidated statement of operations data for the three months ended March 31, 2010 and 2011 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Consolidated Statement of Operations Data:						(unaudited)
Revenues	$82,090	$89,765	$103,273	$108,461	$115,047	$29,712	$35,324
Operating expenses:
Cost of revenues (excluding amortization of internal use software)	58,912	48,459	49,298	46,802	50,205	13,297	15,366
Sales and marketing, technology and development and general and administration	33,319	36,115	49,552	52,792	49,044	13,608	14,103
Amortization and change in contingent consideration	6,010	6,867	7,987	8,398	7,764	1,912	2,493

Total operating expense	98,241	91,441	106,837	107,992	107,013	28,817	31,962

Income (loss) from operations	(16,151)	(1,676)	(3,564)	469	8,034	895	3,362
Other income (expense):
Interest income	784	1,403	1,368	851	220	107	11
Interest expense	(2,613)	(2,189)	(1,570)	(1,102)	(188)	(42)	(86)
Interest expense—amortization of convertible debt	—	—	—	(71)	(21,107)	(5,358)	—
Other, net	(517)	(643)	(72)	(286)	(5,413)	(5,935)	(110)

Income (loss) before income taxes	(18,497)	(3,105)	(3,838)	(139)	(18,454)	(10,333)	3,177
Income tax (provision) benefit	(266)	(315)	(487)	(495)	1,204	(195)	(148)

Net income (loss) before cumulative effect of change in accounting principle and accretion of redemption premium	(18,763)	(3,420)	(4,325)	(634)	(17,250)	(10,528)	3,029
Cumulative effect of change in accounting principle, net of tax of $0(1)	(398)	—	—	—	—	—	—
Accretion of redemption premium	(1,116)	(3,837)	(3,130)	1,037	(6,740)	(70)	(2,768)

Net income (loss) attributable to common stockholders	$(20,277)	$(7,257)	$(7,455)	$403	$(23,990)	$(10,598)	$261

Net income (loss) per share attributable to common stockholders:
Basic	$(7.79)	$(2.41)	$(2.23)	$0.13	$(7.85)	$(3.47)	$0.09
Diluted	$(7.79)	$(2.41)	$(2.23)	$(0.02)	$(7.85)	$(3.47)	$0.01
Share outstanding
Basic	2,604	3,010	3,348	3,213	3,057	3,051	3,064
Diluted	2,604	3,010	3,348	33,729	3,057	3,051	32,287

	Year Ended December 31,	Three Months Ended March 31,
	2010	2011
	(in thousands, except per share data)
Pro forma net income per share attributable to common stockholders (unaudited):		(unaudited)
Basic(2)	$0.24	$0.08
Diluted(2)	$0.23	$0.07
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited):
Basic(2)	38,432	38,439
Diluted(2)	39,878	45,929

	At December 31,					At March 31,
	2006	2007	2008	2009	2010	2011
	(in thousands, except per share data)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,426	$49,978	$72,102	$93,261	$104,280	$118,414
Total current assets	69,888	72,657	90,704	108,515	124,337	149,828
Total assets	123,371	138,144	159,615	171,478	206,831	231,670
Total current liabilities	113,239	120,763	145,004	153,303	167,648	181,602
Total liabilities	127,032	143,869	167,892	167,430	182,254	203,440
Total redeemable convertible preferred stock	42,113	45,950	49,080	48,043	75,960	78,728
Total stockholder’s deficit	(45,774)	(51,675)	(57,357)	(43,995)	(51,383)	(50,498)

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
						(unaudited)
Non-GAAP Financial Data:
Adjusted EBITDA(3) (unaudited)	$(7,788)	$8,867	$10,752	$15,941	$22,366	$4,441	$7,344

(1)	We adopted FASB Accounting Standards Codification 480, Distinguishing Liabilities from Equity, effective January 1, 2006, which requires that warrants to purchase shares of our redeemable convertible preferred stock be classified as liabilities and revalued at fair value at the end of each reporting period. The impact of the change in accounting principle was to increase net loss by approximately $398,000 in 2006.
(2)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income per share and the unaudited pro forma basic and diluted net income per share. All shares to be issued in the offering were excluded from the unaudited pro forma basic and diluted net income (loss) per share calculation.
(3)	We define Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, plus: (i) depreciation; (ii) amortization and change in contingent consideration (iii) stock based compensation expense; (iv) interest expense (income), net; (v) income tax (benefit) expense; (vi) interest expense: amortization of convertible debt discounts; (vii) loss (gain) on revaluation of warrants; and (viii) loss on extinguishment of debt.

Adjusted EBITDA is not a recognized presentation in accordance with GAAP. An explanation of the elements of Adjusted EBITDA, a full reconciliation of net income (loss), which is the most directly comparable GAAP measure to Adjusted EBITDA, and the material limitations of Adjusted EBITDA are set forth below. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance;

•	as a factor when determining management’s compensation;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources of our business; and

•	to evaluate the effectiveness of our business strategies.

We believe that the use of Adjusted EBITDA as an operational performance metric provides greater consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results by management and investors. Although calculation of Adjusted EBITDA may vary from company-to-company, our presentation of Adjusted EBITDA may facilitate analysis and comparison of our operating results by management and investors with other peer companies that may use similar non-GAAP financial measures to supplement their GAAP results in their public disclosures. While we believe Adjusted EBITDA is a useful measure for our management and investors in evaluating our operating performance and business trends, there are material limitations to the use of Adjusted EBITDA. For a further discussion of these limitations, see below in this footnote.

We believe that it is useful to exclude non-cash charges for depreciation, amortization and change in contingent consideration, amortization of convertible debt discounts, loss (gain) on revaluation of warrants, losses associated with the extinguishment of debt and stock-based compensation from Adjusted EBITDA because (i) the amount of such non cash expenses in any specific period may not directly correlate to the underlying operational performance of our business and (ii) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired intangible assets, full amortization of convertible debt discounts or the timing of new stock-based awards.

•

Depreciation, amortization and change in contingent consideration. We believe that it is useful to exclude depreciation, amortization and change in contingent consideration from Adjusted EBITDA because depreciation is a function of our capital expenditures, while amortization and change in contingent consideration reflect other asset acquisitions and their associated costs made at a prior point or points in time. In analyzing the performance of our business currently, management believes it is helpful to also consider the business without taking into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these expense and related investments affect the overall financial health of our company, they are separately evaluated and relate to historic decisions. Further, depreciation and amortization do not result in ongoing cash expenditures. Investors should note that the use of assets being depreciated or amortized contributed to revenues earned during the periods presented and will continue to contribute to future period revenues. This depreciation and amortization expense will recur in future periods for GAAP purposes.

•

Losses (gains) associated with the revaluation of warrants. We believe that it is useful to exclude losses (gains) associated with the revaluation of warrants from Adjusted EBITDA. These items vary significantly in size and amount and are excluded by our management when evaluating and predicting earnings trends because these charges are based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Due to subjective assumptions that underlie valuation methodologies used in the calculation, as well as the impact of non-operational factors such as our share price, on the magnitude of this expense, management excludes these gains or losses when evaluating the ongoing performance of our business.

•

Losses associated with the extinguishment of debt and amortization of convertible debt discount. We believe that it is useful to exclude losses associated with the extinguishment of debt and amortization of convertible debt discount from Adjusted EBITDA. These items vary significantly in size and amount and are excluded by our management when evaluating and predicting earnings trends because these charges are unique to specific financings. We, therefore, exclude these cash and non-cash charges when presenting Adjusted EBITDA.

•

Stock-based compensation expense. We believe that it is useful in evaluating our financial performance to exclude stock-based compensation expense from Adjusted EBITDA because non-cash equity grants made at various points in time based on the value of our stock do not necessarily reflect how our business is performing at any particular time. While we believe that investors should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that investors should have the ability to view Adjusted EBITDA as a non-GAAP financial measure that excludes these costs. The determination of stock-based compensation expense is based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Due to subjective assumptions that underlie valuation methodologies used in the calculation of this expense and the variety of stock award types that companies employ, as well as the impact of non-operational factors, such as our share price, on the magnitude of this expense, management believes that providing Adjusted EBITDA as a non-GAAP financial measure that excludes this stock-based compensation expense allows investors to make meaningful comparisons between our operating results and those of other companies.

Although Adjusted EBITDA measures are frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

A number of the material limitations of our use and presentation of Adjusted EBITDA include:

•	Adjusted EBITDA does not reflect our future requirements for contractual commitments and capital expenditures;

•	Adjusted EBITDA does not reflect cash interest income or expense;

•	Adjusted EBITDA does not reflect cash outflows for income taxes;

•	Adjusted EBITDA does not reflect the stock-based component of employee compensation;

•

although depreciation and amortization are non-cash charges that are excluded from Adjusted EBITDA, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any current cash requirements for these replacements; and

•

other companies in our industry may calculate Adjusted EBITDA or similarly titled measures differently from the manner in which we do, limiting their usefulness as comparative measures by our management or investors.

Management addresses the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of the most directly comparable GAAP measure, net income (loss) to Adjusted EBITDA. Further, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures and interest expense, among other items.

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, unaudited)
Net income (loss)	$(18,763)	$(3,420)	$(4,325)	$(634)	$(17,250)	$(10,528)	$3,029
Depreciation	1,957	3,729	4,559	4,564	4,164	1,081	865
Amortization and change in contingent consideration	6,010	6,867	7,987	8,398	7,764	1,912	2,493
Stock-based compensation expense	396	610	1,770	2,510	2,404	553	624
Interest income	(784)	(1,403)	(1,368)	(851)	(220)	(107)	(11)
Interest expense	2,613	2,189	1,570	1,102	188	42	86
Interest expense: amortization of convertible debt discount	—	—	—	71	21,107	5,358	—
Income tax (provision) benefit	266	315	487	495	(1,204)	195	148
Loss (gain) on revaluation of warrants	517	(360)	72	(70)	5,413	5,935	110
Loss on extinguishment of debt	—	340	—	356	—	—	—

Adjusted EBITDA	$(7,788)	$8,867	$10,752	$15,941	$22,366	$4,441	$7,344

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Information” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable Benefits-as-a-Service, or BaaS, delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device including computers, smart phones and other mobile devices, such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs enable employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

These employee contributions result in savings to both employees and employers. As an example, based on our average employee participant’s annual FSA contribution of approximately $1,400 and an assumed personal combined federal and state income tax rate of 35%, an employee participant will reduce his or her taxes by approximately $490 per year by participating in an FSA. Our employer clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees. In the above FSA example, an employer client would save approximately $64 per participant per year, even after the payment of our fees.

Under our HRA programs, employer clients provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

Our company was founded in 2000 to provide the administration of tax-free commuter benefits. In early 2003, we expanded our business to include the administration of tax-advantaged healthcare programs with our FSA program. As a result of subsequent portfolio purchases made through 2006, we have broadened our CDB offerings to include HRA, HSA and Consolidated Omnibus Budget Reconciliation Act, or COBRA, programs. In 2007 we purchased MHM Resources, or MHM. The MHM small- and medium-sized business, or SMB, portfolio expanded our existing client base and the MHM technology platform enhanced our service offering to SMBs. In the last three years, we have made three additional portfolio purchases that have added to our client base and broadened our opportunities with public sector employers.

We market and sell our CDB programs through multiple channels, including direct sales to large enterprises, direct sales and through brokers to SMBs, and direct sales to industry purchasing and affiliate groups. Our enterprise sales force targets Fortune 1000 companies and generates new large account relationships through employer prospecting, consultant relationships and strategic partnerships. Our SMB distribution channel complements our enterprise sales channel. It consists of third-party advisors and institutional brokers that sell our CDB programs along with their own complementary products to SMBs. We also sell our services through group purchasing organizations of industry-specific employers with which we negotiate a standard service contract that covers their member entities. Our sales cycle ranges from two months for SMBs to six to nine months for our large institutional clients.

Our CDB agreements with our larger employer clients, which we refer to as enterprise clients, are typically for three-year terms and provide for monthly fees based on the number of employee participants enrolled in our programs. We price our services based on the estimated number and types of claims, whether payment processing and client support activities will be provided within or outside of the United States, the estimated number of calls to our customer support center and any specific client requirements. Almost all of the healthcare benefit plans we service on behalf of our enterprise clients are subject to contractual minimum monthly billing amounts. Generally, such minimum billing amounts are subject to upward revision on a monthly basis as our employer clients hire new employees who elect to participate in our programs, but generally are not subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. For our SMB clients, our agreements are typically for one year and the monthly fee remains constant for the year unless there is a 10% or greater increase in the number of employee participants in which case it is subject to upward revision.

Benefit plan years customarily run concurrently with the calendar year and have an open enrollment period that typically occurs at benefit plan year-end during the fourth quarter of the calendar year. Most of our healthcare CDB agreements are executed in the last quarter of the calendar year. Because the signing of our contract often coincides with open enrollment, employer clients are able to offer our CDB programs to their employees during open enrollment for the upcoming benefit year. As a result of this timing, we are able to obtain significant visibility into our healthcare-related revenue early on in each plan year because healthcare benefit plans are administered on an annual basis, contractual revenue is based on the number of participants enrolled in our CDB programs on a per month basis and the minimum number of enrolled participants for the plan year is usually established at the close of the open enrollment period. In contrast to healthcare CDB programs, enrollment in commuter programs occurs on a monthly basis. Therefore, there is less visibility and some variability in commuter revenue from month-to-month, particularly during the summer vacation period when employee participants are less likely to participate in commuter programs for those months.

We offer prepaid debit cards for use in conjunction with almost all of the plans that we administer. These prepaid debit cards are offered in coordination with commercial banks and card associations. We receive interchange fees from employee participants’ prepaid debit card transactions, which are calculated as a percentage of the expenses transacted on each card. In addition to interchange fees, we also derive revenue through our wholesale card program from fees we charge to assist third party administrators, or TPAs, in issuing our prepaid debit cards to their employee participant groups and in selling their administrative services utilizing our prepaid debit cards to new employee participants. We have historically experienced seasonality in healthcare interchange revenue, which is typically the highest during the first quarter of the year because participants are either using their newly available balances for the current plan year or spending any remaining funds available from the prior plan year during the prior plan year’s grace period. A grace period is generally established by employer clients as January 1 through March 15 of the succeeding plan year and is the period during which employee participants can access funds from the prior plan year’s FSA account. Healthcare interchange revenue generally declines through the second and third quarters and is subject to a small increase in December as some employee participants strive to use their remaining account balances before the end of the plan year.

We also offer transit passes from various transit agencies, which we purchase on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue.

Our cost of revenues typically varies with our revenue and is, therefore, impacted by the seasonality of our business. We incur higher expenses in the first quarter associated with increased headcount in the form of temporary workers, consultants and other outsourced services that are required to cover the increased call volume and activity associated with the commencement of the new plan year. The need for these resources diminishes in the second and third quarters, but increases again in the fourth quarter when we provide services to our employer clients during their open enrollment periods.

At the beginning of a plan year, most of our enterprise clients provide us with prefunds for their FSA programs based on a percentage of projected elections by the employee participants for the plan year ahead. This prefunding activity covers our estimate of approximately one week of spending on behalf of the employer client’s employee participants. During the plan year, we process employee participants’ FSA claims as they are submitted and typically seek reimbursement from our employer clients within one week after settling the claim. Employer clients generally set a time after the close of a plan year when employee participants in FSA programs are allowed to continue submitting claims for the preceding plan year, which we refer to as a run-out period. At the end of the plan year and following the grace period and run-out period, as applicable, we reconcile all claims paid against the FSA prefund and return any unused funds to the employer. Prior to that point we will have already received an entirely new FSA prefund from a continuing employer client for the new plan year.

Our growth strategy includes acquiring and integrating smaller TPAs to expand our employer client base. We refer to these acquisitions as portfolio purchases.

Consistent with this acquisition strategy, we have made four portfolio purchases since 2007, which include MHM in September 2007, Creative Benefits, or CB, in September 2008, Planned Benefit Systems, or PBS, in August 2010 and the CDB assets of a division of Fringe Benefits Management Company, or FBM, in November 2010. These portfolio purchases have enabled us to expand our employer client base, particularly in the SMB and public sector markets, and provided an opportunity to cross-sell additional CDB services to our newly acquired employer clients. The purchases of CB and PBS increased our COBRA service offerings, and the purchase of the FBM portfolio expanded our service capabilities to public sector clients. Our model for these portfolio purchases generally involves a payment at closing of the transaction and contingent payments based on retention of the acquired client accounts and achievement of revenue growth targets. Portfolio purchases may have a material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues in the short term as we seek to migrate acquired clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. There are several hundred regional TPA portfolios that we continually monitor and evaluate in order to maintain a robust pipeline of potential candidates for purchase and we intend to continue executing our focused strategy of portfolio purchases to broaden our employer client base.

We monitor our operating results and take steps to improve, redirect and consolidate our operations. During 2008, we migrated our Troy, Michigan customer support center operations into our other existing customer support centers located in Tempe, Arizona and Mequon, Wisconsin and outsourced the remaining call volume. In April 2009, we reorganized a number of operational areas to enable key personnel to focus solely on supporting either our healthcare or commuter programs. In addition, we reduced and reorganized our client services team to focus on specific regions. We also took actions to reduce our fixed personnel costs and increase our variable outsourcing costs. These activities have provided us with increased resource flexibility during our seasonal peaks in service delivery.

Adjusted EBITDA

In addition to traditional financial measures, we monitor our Adjusted EBITDA to help us evaluate the effectiveness and efficiency of our operations. Adjusted EBITDA is not a recognized presentation in accordance with generally accepted accounting principles in the United States, or GAAP. The table immediately following this discussion provides a reconciliation of net income (loss), which is the most directly comparable GAAP measure, to this non-GAAP measure. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. For further discussion on Adjusted EBITDA, see footnote 3 to “Selected Consolidated Financial Information.”

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
	(unaudited)			(unaudited)
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(10,528)	$3,029
Depreciation	4,559	4,564	4,164	1,081	865
Amortization and change in contingent consideration	7,987	8,398	7,764	1,912	2,493
Stock-based compensation expense	1,770	2,510	2,404	553	624
Interest income	(1,368)	(851)	(220)	(107)	(11)
Interest expense	1,570	1,102	188	42	86
Interest expense: amortization of convertible debt discount	—	71	21,107	5,358	—
Income tax provision (benefit)	487	495	(1,204)	195	148
Loss (gain) on revaluation of warrants	72	(70)	5,413	5,935	110
Loss on extinguishment of debt	—	356	—	—	—

Adjusted EBITDA	$10,752	$15,941	$22,366	$4,441	$7,344

Key Components of Our Results of Operations

Revenue

We generate revenue from three major sources: healthcare solutions, commuter solutions and other services.

Healthcare Revenue

We derive our healthcare revenue from the service fees paid by our employer clients for the administration services we provide in connection with their employee participants’ healthcare FSA, dependent care FSA, HRA and HSA tax-advantaged accounts. Our fee is generally fixed for the duration of the written agreement with our employer client, which is typically three years for our enterprise clients and one year for our SMB clients. These fees are paid to us on a monthly basis by our employer clients, and the related services are made available to employee participants pursuant to written agreements between us and each employer client. Almost all of the healthcare benefit plans we service on behalf of our enterprise employer clients are subject to contractual minimum monthly billing amounts. Generally, such minimum billing amounts are subject to upward revision on a monthly basis as our employer clients hire new employees who elect to participate in our programs, but generally are not subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. For SMB employer clients, the monthly fee remains constant for the plan year unless there is a 10% or greater increase in the number of employee participants in which case it is subject to upward revision. Revenue is recognized monthly as services are rendered under our written service agreements.

We also earn interchange revenue from debit cards used by employee participants in connection with all of our healthcare programs and through our wholesale card program, which we recognize monthly based on reports received from third parties.

Commuter Revenue

We derive our commuter revenue from monthly service fees paid by our employer clients, interchange revenue that we receive from debit cards used by employee participants in connection with our commuter solutions and revenue from the sale of transit passes used in our commuter solutions. Our fees from employer clients are normally paid monthly in arrears based on the number of employee participants enrolled for the month. Most agreements have volume tiers that adjust the per participant price based upon the number of participants enrolled during that month. Revenue is recognized monthly as services are rendered under these written service agreements.

We earn interchange revenue from the debit cards used by employee participants in connection with our commuter programs, which we recognize monthly based on reports received from third parties.

We also receive commissions from transit passes, which we purchase from various transit agencies on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue.

Other Revenue

We derive other revenue primarily from our provision of COBRA administration services to employer clients for continuation of coverage for participants who are no longer eligible for the employer’s health benefits, such as medical, dental, vision, and for the continued administration of the employee participants’ HRAs and certain healthcare FSAs. Our agreements to provide COBRA services are not consistently structured and we receive fees based on a variety of methodologies. Other services also include enrollment and eligibility services, employee account administration (i.e., tuition and health club reimbursements) and project-related professional fees. Other services revenue is recognized as services are rendered under our written service agreements.

Costs and Expenses

Cost of Revenues (excluding the amortization of internal use software)

Cost of revenues includes the costs of providing services to our employer clients’ employee participants.

The primary component of cost of revenues is personnel and the expenses related to our claims processing, product support and customer service personnel. Cost of revenues includes outsourced and temporary help costs, check/ACH payment processing services, debit card processing services, shipping and handling costs for cards and passes and employee participant communications costs.

Cost of revenues also includes the losses or gains associated with processing our large volume of transactions, which we refer to as “net processing losses or gains.” In the normal course of our business, we make administrative and processing errors that we cannot bill to our employer clients. For example, we may over-reimburse employee participants for claims they submit or incur the cost of replacing commuter passes that are not received by employee participants. Upon identifying such an error, we record the expense as a processing loss. In certain circumstances, we experience recoveries with respect to these amounts which are recorded as processing gains.

Cost of revenues does not include amortization of internal use software, which is included in amortization, or the cost of operating on-demand technology infrastructure, which is included in technology and development expenses.

Technology and Development

Technology and development expenses include personnel and related expenses for our technology operations and development personnel as well as outsourced programming services, the costs of operating our on-demand technology infrastructure, depreciation of equipment and software licensing expenses. During the planning and post-implementation phases of development, we expense, as incurred, all internal use software and website development expenses associated with our proprietary BaaS model. During the development phase, costs incurred for internal use software are capitalized and subsequently amortized once the software is available for its intended use. Expenses associated with the platform content or the repair or maintenance of the existing platforms are expensed as incurred.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel and related expenses for our sales, client services and marketing staff, including sales commissions for our direct sales force, as well as communication, promotional, public relations and other marketing expenses.

General and Administration

General and administration expenses include personnel and related expenses of and professional fees incurred by our executive, finance, legal, human resources and facilities departments.

Amortization and Change in Contingent Consideration

Amortization and change in contingent consideration expense includes amortization of internal use software, amortization of acquired intangible assets and changes in contingent consideration in connection with portfolio purchases.

We capitalize internal use software and website development costs incurred during the development phase and we amortize these costs over the technology’s estimated useful life, which is generally four years. These capitalized costs include personnel costs and fees for outsourced programming and consulting services.

We also amortize acquired intangible assets consisting primarily of employer client agreements and relationships and broker relationships. Employer client agreements and relationships and broker relationships are amortized on a straight-line basis over an average estimated life that ranges from four to ten years.

We measure acquired contingent consideration payable each reporting period at fair value and recognize changes in fair value in our consolidated statement of operations each period, until the final amount payable is determined. Increases or decreases in the fair value of the contingent consideration payable can result from changes in revenue forecasts and risk and probability assumptions. Significant judgment is employed in determining the appropriateness of these assumptions in each period.

Other Income (Expense)

Other income (expense) consists of (i) interest income; (ii) interest expense; (iii) interest expense: amortization of convertible debt discount; and (iv) gain (loss) on revaluation of warrants.

Interest Expense: Amortization of Convertible Debt Discount

On December 28, 2009, we entered into a convertible note agreement with several of our existing preferred stockholders. This transaction resulted in a debt discount of $20.0 million that was fully amortized during 2010. Amortization of convertible debt discount also includes accrued interest on our promissory notes that were converted in July 2010.

Gain (Loss) on Revaluation of Warrants

Preferred warrant liabilities are the result of warrants issued in connection with previous debt financings. We account for those freestanding warrants that are exercisable into shares of potentially redeemable preferred stock as liabilities by marking-to-market those warrants at each reporting period from the warrant issuance date until their exercise date or expiration. The changes resulting from marking-to-market are presented in our consolidated statements of operations as gain (loss) on revaluation of warrants. Warrants issued in connection with our 2009 debt financing were modified on July 30, 2010 to be exercisable for Series E-1 preferred shares that are not redeemable. Accordingly, these warrants were reclassified at that date from debt to equity and were no longer subject to mark-to-market changes. Upon the completion of this offering, all outstanding shares of our preferred stock will automatically convert into shares of common stock and the warrants to purchase Series E-1 preferred stock and the remaining warrants to purchase Series C preferred stock will either be voluntarily exercised by the holders for shares of common stock or will, in accordance with their terms, automatically convert into warrants to purchase common stock. At that time, we will no longer record any changes in the fair value of these warrants in our consolidated statement of operations.

Provision for Income Taxes

We are subject to taxation in the United States. Our effective tax rate differs from the statutory rate primarily due to the full valuation allowance on our net deferred tax assets, R&D credits and state taxes. For periods subsequent to the date on which we reverse our deferred tax asset valuation allowance, we expect our effective tax rate to approximate the U.S. federal statutory tax rates before adjusting for the effects of credits and state taxes.

As of December 31, 2010, we had $61.7 million of federal and $38.9 million of state net operating loss carryforwards available to offset future taxable income. If not fully utilized, these net operating loss carryforwards will expire beginning in 2020 through 2029 for U.S. federal income tax purposes, and beginning in 2011 through 2031 for state income tax purposes. In addition, we have federal and state research and development credit carryforwards of $2.2 million and $1.1 million, respectively. The federal research credit carryforwards expire beginning in the years 2023 through 2030, if not fully utilized. The California research credit carries forward indefinitely. Our ability to utilize net operating loss and tax credit carryforwards in the future may be subject to substantial restriction under applicable law, including in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended and similar state law (including in connection with this offering), which ownership changes may be outside of our control.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially affected.

Accretion of Redemption Premium

Certain of our series of preferred stock are redeemable after December 31, 2012 at the election of the majority of the preferred stockholders. This redemption option is only available to the extent an initial public offering has not been consummated as of December 31, 2012. To the extent that the redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption and the original issuance price. We account for this redemption premium by recording accretion charges reflecting the changes in the redemption value over the period from the date of issuance to the earliest redemption date, which is December 31, 2012. Upon the completion of this offering, the redeemable preferred shares will convert to common shares and we will not record any further accretion.

Critical Accounting Policies and Significant Management Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that there are several accounting policies that are critical to understanding our business and prospects for future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgment and estimates. These significant policies and our procedures related to these policies are described in detail below. In addition, please refer to the “Notes to Consolidated Financial Statements” for further discussion of our accounting policies.

Revenue Recognition

We report revenue for the following programs: healthcare, commuter and other services.

Healthcare and commuter programs include revenues generated from benefit service fees based on employee participant levels, interchange and other commission fees.

Most of our employee participants utilize prepaid debit cards to pay for their qualified healthcare and commuter expenses and we receive fees, known as interchange, that represent a percentage of the expenses transacted on each card. We also receive commissions from transit passes that we purchase from various transit agencies on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue.

We recognize revenue when the following criteria are met: collectibility is reasonably assured, delivery has occurred, persuasive evidence of an arrangement exists and there is a fixed or determinable fee. These criteria are generally met each month as we deliver services to our employer clients and their employee participants.

Valuation of Long-Lived Assets

Long-lived assets, such as property, equipment, acquired intangibles and capitalized internal use software subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable such as: (i) a significant adverse change in the extent or manner in which it is being used or in its physical condition, (ii) a significant adverse change in legal factors or in the business climate that could affect its value, or (iii) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with its use.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. An asset group is the lowest level at which cash flows can be identified that are largely independent of the cash flows of other asset groups. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Management has determined that the entity level is the lowest level at which cash flows can be identified that are largely independent of the cash flows of other assets and liabilities as our revenue is interdependent on the revenue-producing activities and significant shared operating activities of all long-lived assets. The entity level is the aggregation of our three revenue streams arising from the administration of employer client sponsored healthcare programs, commuter programs and other programs. In addition to the undiscounted future cash flows expected to be generated at an entity level, we also consider other available information such as our total enterprise value determined for the purpose of estimating the fair value of our common stock, as further discussed below, in assessing the fair value of the entity level asset group. Management evaluates the remaining useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. We recorded impairment adjustments of $415,000, $345,000 and $119,000 in 2008, 2009 and 2010, respectively, related to software development costs. There was an impairment charge of $119,000 for the quarter ended March 31, 2010, and there were no impairment charges for acquired intangible assets for the quarter ended March 31, 2011.

We perform an annual goodwill impairment test on December 31st and more frequently if events and circumstances indicate that the asset might be impaired. The impairment tests are performed in accordance with FASB ASC 350, Intangibles—Goodwill and Other, or ASC 350. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. The goodwill impairment analysis is a two-step process: First, the reporting unit’s estimated fair value is compared to its carrying value, including goodwill. If we determine that the estimated fair value of the reporting unit is less than its carrying value, we move to the second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill in a manner similar to a purchase price allocation.

When reviewing goodwill for impairment, we assess whether goodwill should be allocated to operating levels lower than our single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. Currently, we aggregate the following three revenue streams, healthcare, commuter and other into a single reporting unit in accordance with ASC 350.

The fair value of our reporting unit was determined using the market approach. In the application of the market approach, we are required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results related to assumed variables could differ from these estimates. Discount rates are based on a weighted average cost of capital, which represents the average rate a business must pay its providers of debt and equity capital. We used discount rates that are the representative weighted average cost of capital for our reporting unit in comparison with peer companies, with consideration given to the current condition of the global economy. We used the same discount rate for 2010 as for 2009, reflecting no change in our stage of development. We determine projected income based on our best estimate of near term revenue and Earnings before Interest, Income Taxes, Depreciation and Amortization, or EBITDA, expectations and long-term projections. Estimated Adjusted EBITDA for 2010 increased as compared to 2009. As a sensitivity analysis, a 100 basis point reduction in the assumed net sales growth beginning in fiscal 2011 would decrease minimally the overall valuation but it would not cause a change in the results of our impairment testing that indicated no impairment of goodwill.

As of the end of our fourth quarter of fiscal year 2010, the period of our last annual impairment test, the fair value of our reporting unit determined under the market approach exceeded our aggregate carrying value by a significant amount. To date, we have not made any impairment adjustments to goodwill as the fair value of our reporting unit has always exceeded our carrying value.

Income Taxes

We are subject to income taxes in the United States. Significant judgments are required in determining the consolidated provision for income taxes.

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the belief that our tax return positions are supportable, we believe that certain positions may not be more likely than not of being sustained upon review by tax authorities. As of December 31, 2010, our unrecognized tax benefits approximated $2.0 million, none of which would affect the effective tax rate if recognized and we have no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. We do not anticipate any adjustments would result in a material change to our financial position. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Management periodically evaluates if it is more likely than not that some or all of the deferred tax assets will be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. In order to support a conclusion that a valuation allowance is not needed, positive evidence of sufficient quantity and quality (objective compared to subjective) is necessary to overcome negative evidence. During 2008, 2009 and 2010, management determined there was significant negative evidence and concluded that it was more likely than not that the net deferred tax assets would not be realized and accordingly established a full valuation allowance. The lack of profitability in prior years is a significant piece of negative evidence and generally precludes management’s estimate of forecasted future taxable income as positive evidence in its assessment. As a result, a full valuation allowance is recognized for the net deferred tax assets as of December 31, 2010. In the event we become consistently profitable in future periods and were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes in the period such determination was made.

Stock-Based Compensation

Stock-based compensation for stock awards is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes option pricing model and is recognized as an expense over the requisite service period. The determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price and related volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, estimated forfeitures and expected dividends. The following table sets forth the assumptions made with respect to these issues during 2008, 2009, 2010 and the first quarter of 2011.

	December 31,			March 31,
	2008	2009	2010	2011
				(unaudited)
Expected term (in years)	4.68-4.95	4.95-6.06	6.07	5.77-6.08
Risk-free interest rate	2.32-2.79%	2.13-2.72%	1.19-2.51%	2.61-2.72%
Expected volatility	33.8-47.0%	47.0%	46.0-50.9%	39.0%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Range of fair value of granted stock options	$1.19-1.60	$1.32-1.79	$1.17-1.78	$2.25-2.32

We changed our method of estimating expected term in 2010 from using historical and observed exercises to using the “simplified” method as an estimate of expected term. We based the risk-free interest rate on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term on the options. We estimate expected volatility based on the implied volatility of comparable companies from a representative peer-group. We do not anticipate paying any cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We true-up our forfeitures monthly to vested amounts. If we use different assumptions for estimating stock-based compensation expense in future periods, or if actual forfeitures differ materially from our estimated forfeitures, future stock-based compensation expense may differ significantly from what we have recorded in the current period and could materially affect our income (loss) from operations, net income (loss) and net income (loss) per share.

Given the absence of an active market for our common stock, our stock price at any given time is determined by our board of directors, which considers numerous objective and subjective factors at each option grant date, including the following:

•	contemporaneous valuations performed by an independent valuation firm, generally as of specified dates;

•	prices for our preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock and our common stock;

•	secondary sales of shares of our common stock, if any;

•	our actual financial condition and results of operations relative to our operating plan during the relevant period;

•	forecasts of our financial results and overall market conditions; and

•

the likelihood of achieving a liquidity event for the shares of common stock underlying the options such as an initial public offering or sale of the company, or remaining a private company, given prevailing market conditions at the time of grant.

Our board of directors believes that the judgment required in such efforts necessarily involves an element of subjectivity.

Valuations performed by the independent valuation firm were conducted in accordance with methods specified by the AICPA Practice Aid on “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The valuations performed by the independent valuation firm used the Probability Weighted Expected Result Method, or PWERM, to arrive at a weighted equity value. The PWERM methodology requires the consideration of various liquidity scenarios, including an initial public offering and a sale of our company, as well as continuing as a standalone privately-held company, and takes into account potential timing and the relative probability of each possible outcome. The probabilities for each outcome were based on discussions with management. The PWERM was also used to allocate the value among the various issues of preferred shares and considered differences between our preferred and common stock with respect to liquidation preferences, conversion rights, voting rights and other features. The valuations used in the PWERM allocation primarily considered the public company market multiple method. The public company market multiple method focuses on comparing our company to similar publicly traded entities. The valuations for June 30, 2010 and prior also used the income approach as a weighted factor in valuing the standalone scenario. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The discount rate applied to our cash flows was based on a weighted average cost of capital, which represents the blended, after-tax costs of debt and equity. The projections used in connection with these valuations were based on our expected operating performance over the forecast period.

We considered appropriate adjustments in light of the lack of marketability of shares of our common stock and calculated our results based upon variables for cost of capital (20-25%). The following table summarizes the concluded discount for lack of marketability as of the valuation dates noted:

Valuation Date	Discount for Lack of Marketability	Value per Share of Common Stock
As of December 31, 2007	7.3%	$4.14
As of March 31, 2008	9.5	4.12
As of December 31, 2008	15.0	3.07
As of June 30, 2009	15.0	3.71
As of December 31, 2009	11.7	2.66
As of June 30, 2010	9.6	3.09
As of December 31, 2010	12.4	5.49
As of March 31, 2011 (unaudited)	9.5	6.05

No other discounts were applied to arrive at the fair value amount, other than the lack of marketability discount discussed above.

The following table summarizes the number of options granted and the value of the common stock at each grant date:

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Common Stock Fair Value per share at Grant Date	Intrinsic Value per Share at Grant Date
February 7, 2008	1,436,100	$4.14	$4.14	—
May 7, 2008	342,750	4.12	4.12	—
May 7, 2009	310,500	3.07	3.07	—
May 29, 2009	1,185,750	3.07	3.07	—
November 4, 2009	137,500	3.71	3.71	—
December 15, 2009	215,000	3.71	3.71	—
April 1, 2010	78,750	2.66	2.66	—
May 6, 2010	1,514,750	2.66	2.66	—
August 24, 2010	82,510	3.09	3.09	—
November 4, 2010	598,500	3.09	3.09	—
February 15, 2011 (unaudited)	212,500	5.49	5.49	—
May 24, 2011 (unaudited)	64,750	6.05	6.05	—

If we assumed a 100 basis point change, but not below zero, in the following assumptions or a one-year change in the expected life, the value of a newly granted stock option would increase (decrease) by the following percentages:

	+100 Basis Points	-100 Basis Points
Expected life	7.2%	(8.0)%
Expected volatility	1.9%	(1.5)%
Risk-free interest rate	3.4%	(3.4)%

At each option grant date, our board of directors considers the most recent contemporaneous valuation from an independent third party valuation report. Our board considers the shelf life of that valuation as provided in the AICPA Practice Aid on “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The significant factors considered in determining the valuation of common stock at the option grant dates were as follows:

February 7, 2008 and May 7, 2008 grant dates

Our board obtained contemporaneously prepared independent valuations from an independent third party valuation expert as of December 31, 2007 and March 31, 2008 and considered those valuations along with other relevant factors it deemed important, including:

•	our interim activity and operating performance from January 1, 2008 through February 1, 2008 and from April 1, 2008 through May 1, 2008, respectively;

•	general economic conditions and the specific outlook for our industry;

•	the proximity of the grant dates to the valuation dates;

•	liquidity assumptions in the valuation; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors at the Company since the independent valuations. Accordingly, our board determined the December 31, 2007 valuation ($4.14) to be the fair value of our common stock for the February 7, 2008 grant and the March 31, 2008 valuation ($4.12) for the May 7, 2008 grant.

May 7, 2009 and May 29, 2009 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of December 31, 2008. The decline in fair value at December 2008 to $3.07 per common share was primarily due to the significant decline in general economic and financial conditions, as reflected by the declines in gross domestic product, or GDP, in the fourth quarter of 2008 and was also attributable to our decision to postpone our initial public offering, or IPO, and therefore decrease its weighting in valuing our common stock. Our board considered the independent valuation at December 31, 2008 and reviewed and considered that valuation along with other relevant factors it deemed important in each valuation, including:

•	our interim activity and operating and financial performance for the period from January 1, 2009 to May 1, 2009;

•	general economic conditions and the specific outlook for our industry;

•	the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of December 31, 2008. Accordingly, our board determined the December 31, 2008 valuation ($3.07) to be the fair value of our common stock for the May 2009 grants.

November 4, 2009 and December 15, 2009 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of June 30, 2009. The increase in fair value at June 2009 to $3.71 per common share was due to the recovery in the public market following the significant decline in the general economic and financial conditions in the fourth quarter of 2008. Our board considered the most recent available independent valuation at June 30, 2009 along with other relevant subjective factors, including:

•	our operating and financial performance and interim activity for the period from July 1, 2009 through November 1, 2009 and December 1, 2009, respectively;

•	general economic conditions and the specific outlook for our industry,

•	the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of June 30, 2009. Accordingly, our board determined the June 30, 2009 valuation ($3.71) to be the fair value of our common stock for the November and December 2009 grants.

April 1, 2010 and May 6, 2010 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of December 31, 2009. In December 2009, substantial improvement in the stock market increased the liquidity strategy values and we showed a year-over-year value increase in value of total weighted equity; however, we had a $20 million convertible debt financing that was treated as dilutive for valuation purposes and reduced the per common share fair value to $2.66. Economic conditions were flat for the period December 2009 through May 2010 and economic reports were mixed with strong recoveries predicted but considerable debate and disagreement over sustainability. Our board considered the most recent available independent valuation as of December 31, 2009 along with other relevant factors, including:

•	our operating and financial performance for the period from January 1, 2010 through April 1, 2010 and May 1, 2010, respectively;

•	general economic conditions, including the improvement in the public market and the specific outlook for our industry;

•	the likelihood of achieving different liquidity events; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of December 31, 2009. Accordingly, our board determined the December 31, 2009 valuation ($2.66) to be the fair value of our common stock for the May 2010 grants.

August 24, 2010 and November 4, 2010 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of June 30, 2010. The increase in value to $3.09 from December 31, 2009 to June 30, 2010 was primarily the result of growth in operating profits and Adjusted EBITDA as well as increased weighting of a potential IPO. Our board again considered the most recent independent valuation available as of June 30, 2010 along with other relevant objective and subjective factors, including:

•	our operating and financial performance for the period from July 1, 2010 through August 1, 2010 and November 1, 2010, respectively;

•	general economic conditions, noting that for the one-month period ending August 1, 2010 and four-month period ending November 1, 2010 the public market was flat;

•	the specific outlook for our industry and the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of June 30, 2010. Accordingly, our board determined the June 30, 2010 valuation ($3.09) to be the fair value of our common stock for the August 2010 and November 2010 grants.

February 15, 2011 grant date

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of December 31, 2010. The valuation showed an increase in value from the June 30, 2010 valuation to

$5.49 per share. The increase as of December 31, 2010, was due in part to the strategic acquisition of FBM in December leading to our increased penetration into the public sector market and the increased weighting of a potential IPO in the valuation. The increase in the IPO scenario weighting was due to management and our board taking steps towards readying us for an initial public offering. Those steps included the holding of a pre-IPO organizational meeting in mid-December, and the initiation of the preparation of an offering document. Our board considered the most recent available independent valuation as December 31, 2010 along with other relevant factors, including:

•	general economic conditions and the specific outlook for our industry;

•	the proximity of the grant date of February 15, 2011;

•	the increased likelihood of achieving an IPO noted above; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of December 31, 2010. Accordingly, our board determined the December 31, 2010 valuation ($5.49) to be the fair value of our common stock for the February 2011 grants.

May 24, 2011 grant date

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of March 31, 2011. The increase in fair value at March 31, 2011 to $6.05 per common share from the December 31, 2010 valuation of $5.49 was primarily due to the increase in the IPO scenario weighting in the valuation. The increase in the IPO scenario weighting was due to our Company moving closer to an initial public offering. Our board considered the independent valuation at March 2011 and reviewed and considered that valuation along with other relevant factors it deemed important in each valuation, including:

•	our interim activity and operating and financial performance for the period from March 31, 2011 through May 1, 2011;

•	general economic conditions and the specific outlook for our industry;

•	the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at the Company.

Our board determined there were no significant changes in relevant factors since the valuation date of March 31, 2011. Accordingly, our board determined the March 31, 2011 valuation ($6.05) to be the fair value of our common stock for the May 24, 2011 grants.

Fair Value of Warrants

We record warrants issued in connection with our debt financings based on their fair value on the grant date and adjust quarterly based on a mark-to-market valuation. The change in estimated fair value is classified as “Gain (loss) on revaluation of warrants” in our consolidated statement of operations.

In connection with a May 23, 2005 debt financing, we granted a warrant, or the Lender Warrant, to purchase 423,529 shares of Series C preferred stock at a purchase price of $4.25 per share. The Lender Warrant is classified as a liability on our consolidated balance sheet in accordance with ASC 480. The warrant is exercisable, in whole or in part, until the earliest of May 23, 2015 or 18 months after an initial public offering of our common stock. We value the Lender Warrant using an option pricing model, and for 2008-2011 the assumptions were: expected term (2.0 – 3.5 years); risk-free interest rates (0.61% – 1.56%); dividend of 0%; fair value of underlying shares ($5.14 – $7.55) and volatility (43.4% – 56.4%). Upon the completion of this offering, the Lender Warrant will either be exercised for shares of common stock or converted to a warrant to purchase common stock. At that time, we will no longer record any changes in the fair value of these warrants in our consolidated statement of operations.

If we assumed a 100 basis point change, but not below zero, in the following assumptions or a one-year change in the expected life, the value of the Lender Warrant would increase (decrease) by the following percentages:

	+100 Basis Points	-100 Basis Points
Expected life	6.3%	(6.9)%
Expected volatility	0.5%	(0.6)%
Risk-free interest rate	1.7%	(1.2)%

In connection with a December 28, 2009 debt financing, we granted warrants, or the Investor Warrants, to purchase $20 million worth of Series E preferred stock. From December 28, 2009 through July 30, 2010, the Investor Warrants were classified as liabilities on our consolidated balance sheet in accordance with ASC 480 as these warrants are exercisable into redeemable shares. On July 30, 2010, the terms of the Investor Warrants were amended to allow for conversion to Series E-1 preferred stock, which is not redeemable. As a result, the Investor Warrants were reclassified from a liability to equity on July 30, 2010, and changes in the fair value of these warrants have not been recorded in our consolidated statement of operations after the third quarter of 2010. We valued the Investor Warrants from December 28, 2009 through July 30, 2010 using an option pricing valuation model with assumptions that ranged as follows: fair value of the underlying shares ($3.42 – $3.98); risk-free interest rates (0.84% – 2.68%); expected term (2.89 – 6.15 years); dividend of 0%; and volatility (48.4% – 66.1%).

Accretion of Redemption Premium

Our redeemable preferred stock is redeemable at the election of the majority of the preferred stock holders on or after December 31, 2012 if a qualified offering, defined as an initial public offering in which net proceeds from the sale of our common stock is $40 million or greater and the offering price per share is at least $10.39 (as adjusted for any stock dividends, combinations, or splits with respect to such shares), has not occurred. To the extent that redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption or the original issuance price. We record accretion related to this redemption premium, using the interest method, as an increase or decrease to the liquidation value of the redeemable preferred stock and a decrease or increase to additional paid-in capital based on the excess of the estimated fair value of each redeemable preferred stock over the stated minimum redemption price per share for each redeemable preferred stock over the period of time up to the redemption date. Upon completion of this offering, the redeemable preferred shares will convert to common shares and we will not record any further accretion.

Results of Operations

The following table sets forth our results of operations for the specified periods:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Condensed Consolidated Statements of Operations Data:
Revenue:
Healthcare	$66,754	$70,718	$75,771	$20,017	$24,225
Commuter	26,011	27,603	29,304	7,142	8,207
Other	10,508	10,140	9,972	2,553	2,892

Total revenue	103,273	108,461	115,047	29,712	35,324

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	49,298	46,802	50,205	13,297	15,366
Technology and development	12,664	13,773	12,640	3,557	3,492
Sales and marketing	19,869	18,885	18,173	4,628	5,249
General and administration	17,019	20,134	18,231	5,423	5,362
Amortization and change in contingent consideration	7,987	8,398	7,764	1,912	2,493

Total operating expenses	106,837	107,992	107,013	28,817	31,962

Income (loss) from operations	(3,564)	469	8,034	895	3,362
Other income (expense):
Interest income	1,368	851	220	107	11
Interest expense	(1,570)	(1,102)	(188)	(42)	(86)
Interest expense: amortization of convertible debt discount	—	(71)	(21,107)	(5,358)	—
Loss on extinguishment of debt	—	(356)	—	—	—
Gain (loss) on revaluation of warrants	(72)	70	(5,413)	(5,935)	(110)

Income (loss) before income taxes	(3,838)	(139)	(18,454)	(10,333)	3,177
Income tax (provision) benefit	(487)	(495)	1,204	(195)	(148)

Net income (loss)	(4,325)	(634)	(17,250)	(10,528)	3,029
Accretion of redemption premium	(3,130)	1,037	(6,740)	(70)	(2,768)

Net income (loss) attributable to common stockholders	$(7,455)	$403	$(23,990)	$(10,598)	$261

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(unaudited)
Condensed Consolidated Statements of Operations Data as a Percentage of Revenue:
Revenue:
Healthcare	65%	65%	66%	67%	69%
Commuter	25	26	25	24	23
Other	10	9	9	9	8

Total revenue	100	100	100	100	100

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	48	43	44	45	43
Technology and development	12	13	11	12	10
Sales and marketing	19	17	16	16	15
General and administration	16	19	16	18	15
Amortization and change in contingent consideration	8	8	6	6	7

Total operating expenses	103	100	93	97	90

Income (loss) from operations	(3)	—	7	3	10
Other income (expense):
Interest income	1	1	—	—	—
Interest expense	(2)	(1)	—	—	—
Interest expense: amortization of convertible debt discount	—	—	(18)	(18)	—
Loss on extinguishment of debt	—	—	—	—	—
Gain (loss) on revaluation of warrants	—	—	(5)	(20)	—

Loss before income taxes	(4)	—	(16)	(35)	10
Income tax (provision) benefit	—	(1)	1	(1)	(1)

Net income (loss)	(4)	(1)	(15)	(36)	9
Accretion of redemption premium	(3)	1	(6)	—	(8)

Net income (loss) attributable to common stockholders	(7)%	—%	(21)%	(36)%	1%

Comparison of the Three Months Ended March 31, 2010 and 2011

Revenue

	Three Months Ended March 31,		Change from prior Year 2011
	2010	2011
	(in thousands, unaudited)
Revenue:
Healthcare	20,017	24,225	21%
Commuter	7,142	8,207	15
Other	2,553	2,892	13

Total revenue	29,712	35,324	19%

The increase in healthcare revenues from the first quarter of 2010 to the first quarter of 2011 was primarily driven by the inclusion of $1.9 million and $2.4 million in post-purchase revenues for PBS, which was acquired in August 2010, and FBM, which was acquired in November 2010, respectively.

The increase in commuter revenues from the first quarter of 2010 to the first quarter of 2011 was primarily driven by an increased number of employee participants and the addition of a large employer client in the first quarter of 2011. Commuter interchange revenue also increased by $0.2 million as a result of increased prepaid debit card usage.

The increase in other revenues from the first quarter of 2010 to the first quarter of 2011 was primarily driven by the inclusion of $0.5 million and $0.3 million in post-purchase COBRA revenues from PBS and FBM. These increases were offset, in part, by decreases in COBRA revenues, primarily attributable to the loss of a limited number of employer clients during our integration of CB and also in part to the termination of the American Recovery and Reinvestment Act, which provided a subsidy for COBRA benefits.

Cost of Revenues

	Three Months Ended March 31,		Change from prior year 2011
	2010	2011
	(in thousands, unaudited)
Cost of revenue (excluding amortization of internal use software)	13,297	15,366	16%
Percent of revenue	45%	43%

The increase in cost of revenues from the first quarter of 2010 to the first quarter of 2011 was primarily driven by the inclusion of approximately $3.4 million in post-purchase expenses for PBS and FBM. These increases were offset by a $0.5 million decrease in costs as a result of substantially completing the integration of CB and a reduction in temporary worker expenses of $0.3 million. The decrease in cost of revenue as a percentage of revenue was due to the significant increase in revenues and the cost reduction items discussed above.

Technology and Development

	Three Months Ended March 31,		Change from prior year 2011
	2010	2011
	(in thousands, unaudited)
Technology and development	3,557	3,492	(2)%
Percent of revenue	12%	10%

Technology and development expenses were essentially flat between the first quarters of 2010 and 2011. Decreases in technology and development expenses were primarily driven by increases in the expenditures qualifying for capitalization in the first quarter of 2011, as a higher percentage of project costs were attributable to the development stage. These decreases were offset by increases driven by the inclusion of $0.5 million in post-purchase expenses for PBS and FBM. The decease in technology and development expenses as a percentage of revenue was primarily due to the significant increase in revenues.

Sales and Marketing

	Three Months Ended March 31,		Change from prior year 2011
	2010	2011
	(in thousands, unaudited)
Sales and marketing	4,628	5,249	13%
Percent of revenue	16%	15%

The increase in sales and marketing expense from the first quarter of 2010 to the first quarter of 2011 was primarily driven by the acquisition of PBS and FBM which increased sales and marketing expense by $0.7 million. The slight decrease in sales and marketing expense as a percentage of revenue was due to the significant increase in revenues.

We intend to continue to invest in sales, client services and marketing by hiring additional direct sales personnel and continuing to build our broker and channel relationships. We also intend to promote our brand through a variety of marketing and public relations activities. As a result, we expect our sales and marketing expenses to increase in dollar amount in future periods.

General and Administration

	Three Months Ended March 31,		Change from prior year 2011
	2010	2011
	(in thousands, unaudited)
General and administrative	5,423	5,362	(1)%
Percent of revenue	18%	15%

General and administration expenses were essentially flat from the first quarter of 2010 to the first quarter of 2011. Decreases in general and administration expenses were primarily driven by a $0.4 million decrease in consulting services due to the completion in the second and fourth quarters of 2010 of several projects to improve our systems and processes. This decrease was offset, in large part, by the inclusion of $0.4 million in post-purchase expenses for PBS and FBM. The decrease in general and administrative expense as a percentage of revenue was primarily due to the significant increase in revenues.

We expect our general and administrative expenses to increase in dollar amount in 2011 and beyond due to the increased expenses associated with becoming a public company.

Amortization and Change in Contingent Consideration

	Three Months Ended March 31,		Change from prior year 2011
	2010	2011
	(in thousands, unaudited)
Amortization and change in contingent consideration	1,912	2,493	30%

The increase in amortization from the first quarter of 2010 to the first quarter of 2011 was primarily due to increases from amortization of acquired intangible assets relating to the purchase of FBM and PBS. In the first quarter of 2011, there was also a $0.4 million change in contingent consideration related to our FBM portfolio purchase relating to an increase in the probability of attaining the expected revenues relating to FBM.

Other Income (Expense)

	Three Months Ended March 31,
	2010	2011
	(in thousands, unaudited)
Interest income	107	11
Interest expense	(42)	(86)
Interest expense: amortization of convertible debt discount	(5,358)	—

The absence of amortization of convertible debt discount in the first quarter of 2011 arises from the full amortization of the convertible notes in 2010 and the conversion of the notes to equity in July 2010.

Revaluation of Warrants

	Three Months Ended March 31,
	2010	2011
	(in thousands, unaudited)
Gain (loss) on revaluation of warrants	(5,935)	(110)

The mark-to-market adjustment related to our outstanding warrants for Series C redeemable preferred stock was $0.1 million for the first quarter of 2011. The Series E-1 warrants were converted to equity in July 2010 and are therefore no longer subject to mark-to-market changes.

Income Taxes

	Three Months Ended March 31,
	2010	2011
	(in thousands, unaudited)
Income taxes (provision) benefit	(195)	(148)

Income taxes remained flat from the first quarter of 2010 to the first quarter of 2011, as for both periods, the provision consists of state tax liability and deferred taxes on goodwill tax amortization, which is consistent from year to year.

Accretion of Redemption Premium

	Three Months Ended March 31,
	2010	2011
	(in thousands, unaudited)
Accretion of redemption premium	(70)	(2,768)

The redemption premium accretion charges recorded in the first quarter of 2011 were $1.1 million, $0.3 million and $1.4 million for our Series C, D and E preferred stock, respectively, and the increase over the first quarter of 2010 reflects the fact that at March 31, 2010 our Series E preferred stock did not exist and our Series C and Series D preferred stock combined had only a minimal increase in value.

Comparison of the Years Ended December 31, 2008, 2009 and 2010

Revenue

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Revenue:
Healthcare	$66,754	$70,718	$75,771	6%	7%
Commuter	26,011	27,603	29,304	6	6
Other	10,508	10,140	9,972	(4)	(2)

Total revenue	$103,273	$108,461	$115,047	5%	6%

The growth in healthcare revenues from 2009 to 2010 was primarily driven by the inclusion of $1.8 million and $0.8 million in post-purchase revenues for PBS, which was acquired in August 2010, and FBM, which was acquired in November 2010. Interchange fees grew by $2.1 million due to an increased number of prepaid debit cards, both WageWorks-branded and those provided as part of our wholesale card program, and increased debit card usage as a percentage of overall employee participant spending.

The increase in healthcare revenues from 2008 to 2009 was primarily due to $3.5 million of revenues from the inclusion of a full year of revenues of CB compared to only 3.5 months of post-purchase revenues in 2008. Interchange fees grew by $1.7 million due to an increased number of prepaid debit cards, both WageWorks-branded and those provided as part of our wholesale card program, and increased debit card usage as a percentage of overall employee participant spending.

The growth in commuter revenues from 2009 to 2010, and from 2008 to 2009, was principally due to an increase in the number of employee participants from our existing employer clients as our portfolio purchases during this period had only a nominal amount of commuter revenue.

Cost of Revenues

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Cost of revenues (excluding amortization of internal use software)	$49,298	$46,802	$50,205	(5)%	7%
Percent of revenue	48%	43%	44%

The increase in cost of revenues (excluding amortization of internal use software) from 2009 to 2010 was primarily due to $1.4 million and $0.7 million relating to the post-purchase costs of PBS and FBM, respectively. In 2009, we had $1.1 million of net processing gains, due to the recovery of overpayments made in previous periods. In 2010, our net processing losses were $0.3 million.

In addition to these changes, headcount attributable to cost of revenues decreased by 7% in 2010, which contributed to a $0.7 million decrease in cost of revenues. The decrease in headcount was the result of the continued consolidation of operations between locations and an increase in outsourcing. The consolidation also reduced facilities costs by $0.4 million, while outsourcing costs increased by $0.5 million. Cost of revenues in 2009 benefited from a $0.3 million reduction in accrual for a third party claim. Cost of revenues as a percent of revenue increased due to the change from net processing gains in 2009 to net processing losses in 2010, despite higher revenue volume and other expense decreases.

The decrease in cost of revenues from 2008 to 2009 was primarily due to the effects of our consolidation of our functions between locations. Excluding additions related to our purchase of CB in 2008, our 14% reduction in headcount attributable to cost of revenues led to a $0.9 million decrease in cost of revenues, which was offset by a $0.9 million increase in temporary resources and outsourcing costs. Cost of revenues in 2008 was adversely affected by a $1.0 million restructuring charge related to personnel and facilities as we relocated the Troy, Michigan customer support center activities to our existing customer support centers in Mequon, Wisconsin and Tempe, Arizona and outsourced the overflow volume during our seasonal peaks. In 2009, facilities and depreciation costs decreased by $2.1 million primarily as a result of our restructuring. Cost of revenues attributable to our purchase of CB increased $2.3 million from 2008 to 2009. Cost of revenues also decreased in 2009 due to $1.1 million in net processing gains as compared to $0.4 million net processing losses in 2008. Cost of revenues as a percent of revenue decreased due to our expense reductions and increased revenue volume.

As we continue to scale our operations, we expect our cost of revenues to increase in dollar amount to support increased employer client and employee participant levels. Cost of revenues will continue to be affected by our portfolio purchases. Prior to migrating to our proprietary technology platforms, these new portfolios often operate with higher service delivery costs that result in increased cost of revenues until we are able to complete the migration process, which typically occurs over the 12 to 24 month period following closing of the portfolio purchase.

Technology and Development

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Technology and development	$12,664	$13,773	$12,640	9%	(8)%
Percent of revenue	12%	13%	11%

The decrease in technology and development expenses from 2009 to 2010 was primarily a result of a 13% reduction in headcount due to increased outsourcing and consolidation of our IT operations, which led to a decrease in personnel expenses of $0.5 million. In addition, we incurred decreased use of our personnel and less outsourced programming on expensed development activities due to the completion of several significant customization and internal control projects during 2009. Technology and development expense as a percentage of revenue decreased due to these changes and increased revenue volume.

The increase in technology and development expenses from 2008 to 2009 was principally due to a decrease in the percentage of time spent on projects qualifying for capitalization, as a higher percentage of development costs in 2009 was attributable to projects in the planning stage, including customization for major employer clients and the implementation of our daily settlement system. This resulted in a $0.9 million decrease in capitalized internal use software development costs in 2009. Technology and development expenses, as a percentage of revenue, increased due to these shifts despite increased revenue volume.

We intend to enhance functionality in our software platform in a continuous effort to improve our employer client and employee participant experience and to maintain and enhance our control and compliance environment. As a result of our focus on technology development, we expect our technology and development expenses to increase in dollar amount in future periods. The timing of development and enhancement projects, including whether they are in phases where costs are capitalized or expensed, will significantly affect both our technology and development expense in dollar amount and as a percentage of revenue.

Sales and Marketing

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Sales and marketing	$19,869	$18,885	$18,173	(5)%	(4)%
Percent of revenue	19%	17%	16%

The decrease in sales and marketing expense from 2009 to 2010 was primarily due to a 10% reduction in sales and marketing headcount, which reduced personnel expense by $1.8 million. In April 2009, we reorganized in a number of areas to enable key personnel to focus solely on servicing either our healthcare or commuter programs. In addition, we reduced and reorganized our client services team to focus on specific regions. This decrease in personnel expenses was offset in part by expenses for increased promotional activity and education efforts focused on increasing employee participation levels in our tax-deferred CDBs among our existing employer client base. Sales and marketing expense as a percentage of revenue decreased slightly, primarily due to increased revenue volume.

The decrease in sales and marketing expense from 2008 to 2009 was primarily due to a reduction in commissions of $1.1 million from a revised sales compensation plan that better aligned commissions with our corporate goals and a performance-based reduction in sales staff. Sales and marketing expense as a percentage of revenue decreased based on these dollar decreases in expenses and the increase in revenue volume.

General and Administration

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
General and administration	$17,019	$20,134	$18,231	18%	(9)%
Percent of revenue	16%	19%	16%

The decrease in general and administration expenses from 2009 to 2010 was primarily due to a decrease in consulting and accounting expenses of $1.0 million relating to the improvement of our controls and processes that we incurred in 2009 and to a decrease of $0.8 million in public service announcements and advocacy efforts that we incurred in 2009 relating to healthcare reform. General and administration expense as a percentage of revenues decreased due to these decreases together with increased revenue volume.

The increase in general and administration expenses from 2008 to 2009 arose from $1.1 million of increased bonus payments due to achievement of goals, $0.8 million of increased expense for public service announcements and advocacy efforts relating to healthcare reform and $0.6 million of incremental expenses from the inclusion of a full year of CB in 2009, as opposed to 3.5 months in 2008. We incurred $2.0 million of increased consulting expenses in 2009 to improve our finance processes and internal controls. These increases were offset by a $1.9 million reduction in legal and accounting fees due to the postponement of an initial public offering planned for 2008 and reduced audit expenses. The increase in general and administration expenses as a percentage of revenues was due to these increased costs despite the increase in revenue volume.

Amortization and Change in Contingent Consideration

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Amortization and change in contingent consideration	$7,987	$8,398	$7,764	5%	(8)%

Our amortization consists of three components: amortization of internal use software, amortization of acquired intangibles and change in contingent consideration. We capitalize our software development costs related to the development and enhancement of our business solution. When the technology is available for its intended use, the capitalized costs are amortized over the technology’s estimated useful life, which is generally four years. Acquired intangibles are also amortized over their useful lives. There was no change in contingent consideration in the years ended December 31, 2008, 2009 and 2010 as the acquisitions to which it relates occurred in the latter part of 2010.

The decrease in amortization from 2009 to 2010 was primarily a result of a decrease of $1.2 million in amortization of acquired intangible assets due to a number of acquired intangible assets becoming fully amortized in 2010. This decrease was partially offset by an increase in a $0.6 million amortization of internal use software as several major client specific platform enhancements and our daily settlement system were completed and amortization commenced, and increases in amortization related to the purchases of PBS and FBM of $0.2 million and $0.1 million, respectively.

The increase in amortization from 2008 to 2009 was due to a $0.4 million increase in amortization of acquired intangible assets relating to the purchase of CB and $0.3 million of increased amortization of capitalized development projects that were completed in 2008 offset in part by some of the intangible assets becoming fully amortized in 2009.

Other Income (Expense)

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Interest income	$1,368	$851	$220
Interest expense	(1,570)	(1,102)	(188)
Interest expense: amortization of convertible debt discount	—	(71)	(21,107)

The decrease in interest income from 2008 through 2010 was due to reduced short-term interest rates available to us on our invested funds.

The decrease in interest expense from 2009 to 2010 was primarily due to the repayment of a debt facility in December 2009.

The decrease in interest expense from 2008 to 2009 was due to a lower interest rate charged on the debt facility.

Our convertible notes issued on December 28, 2009 resulted in a debt discount of $20.0 million. We amortized as interest $11.4 million of the debt discount from January 1, 2010 to the date of the conversion of the notes and accrued interest of $1.2 million on July 31, 2010. At the conversion date, the remaining unamortized debt discount balance of $8.5 million was immediately expensed as interest.

Revaluation of Warrants

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Gain (loss) on revaluation of warrants	$(72)	$70	$(5,413)

The significant increase in expense relating to revaluation of warrants in 2010 is primarily due to the mark-to-market adjustment of Series E redeemable preferred stock warrants issued to the holders of our convertible debt on December 28, 2009. This mark-to-market adjustment was required as a result of the warrants being classified as a liability because the Series E preferred shares were redeemable. In July 2010, the warrants were amended to provide that, upon exercise, the holders would receive shares of our Series E-1 preferred stock which are not redeemable. For that reason, the warrants were reclassified from a liability to equity and mark-to-market adjustments were no longer required. The total mark-to-market adjustment for these warrants was approximately $5.0 million for 2010.

Mark-to-market adjustments related to our outstanding warrants for Series C redeemable preferred stock will continue until these warrants expire or are exercised. Upon the completion of this offering, the warrants for Series C redeemable preferred stock will either be exercised for shares of common stock or converted to warrants to purchase common stock. At that time, we will no longer record any mark-to-market changes in the fair value of these warrants in our statement of operations. The total mark-to-market adjustment for these warrants was approximately $0.4 million for 2010.

Income Taxes

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Income tax (provision) benefit	$(487)	$(495)	$1,204

The change in income taxes from 2009 to 2010 is due to our purchase of PBS in August 2010 in which we recorded a deferred tax liability related to the book and tax bases differences in our purchase accounting. This increase in deferred tax liabilities resulted in a reduction of our valuation allowance for net deferred tax assets which is recorded as an income tax benefit in our statement of operations.

The expenses in 2008 and 2009 primarily reflect the recording of deferred tax liabilities due to the book and tax bases differences related to the goodwill acquired in certain of our portfolio purchases.

We have incurred operating losses in all periods to date and have recorded a full valuation allowance against our net deferred tax assets and therefore have not recorded a provision for income taxes for any of the periods presented, other than provisions for certain state and alternative minimum taxes. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

Accretion of Redemption Premium

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Accretion of redemption premium	$(3,130)	$1,037	$(6,740)

Certain of our series of preferred stock are redeemable after December 31, 2012 at the election of the majority of the holders of those series if we have not completed an initial public offering by December 31, 2012. To the extent that the redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption and the original purchase price. We account for this redemption premium by recording accretion charges reflecting the changes in the redemption value over the period from the date of issuance to the earliest redemption rate, which is December 31, 2012.

The significant increase in accretion of redemption premium expense in 2010 relates to the issuance of shares of Series E preferred stock in July 2010 that provide for the same type of redemption premium as well as an increase in the fair value of our preferred stock based on our performance and that of the general economy. The benefit in 2009 arises from a decrease in the value of shares of our preferred stock from 2008 to 2009 arising from general economic conditions. The expense in 2008 relates to an increase in the fair value of our preferred stock.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statements of operations data for each of the four quarters for the year ended December 31, 2010 and the first quarter of 2011. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following tables together with such financial statements. The quarterly results of operations include all normal recurring adjustments necessary for a fair presentation of this data. Results of interim periods are not necessarily indicative of results for the entire year and are not necessarily indicative of future results.

	Quarter Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in thousands, unaudited)
Condensed Consolidated Statements of Operations Data:
Revenue:
Healthcare	$20,017	$18,249	$17,733	$19,772	$24,225
Commuter	7,142	7,350	7,288	7,524	8,207
Other	2,553	2,208	2,312	2,899	2,892

Total revenue	29,712	27,807	27,333	30,195	35,324

Cost of revenues (excluding amortization of internal use software)	13,297	11,747	11,336	13,825	15,366
Technology and development	3,557	3,051	2,966	3,066	3,492
Sales and marketing	4,628	4,325	4,942	4,278	5,249
General and administration	5,423	4,150	4,249	4,409	5,362
Amortization and change in contingent consideration	1,912	1,878	1,900	2,074	2,493

Total operating expenses	28,817	25,151	25,393	27,652	31,962

Income from operations	895	2,656	1,940	2,543	3,362
Other income (expense):
Interest income	107	71	27	15	11
Interest expense	(42)	(3)	(19)	(124)	(86)
Interest expense: amortization of convertible debt discount	(5,358)	(5,418)	(10,331)	—	—
Gain (loss) on revaluation of warrants	(5,935)	(9,606)	10,642	(514)	(110)

Income (loss) before income taxes	(10,333)	(12,300)	2,259	1,920	3,177
Income tax (provision) benefit	(195)	(283)	1,582	100	(148)

Net income (loss)	(10,528)	(12,583)	3,841	2,020	3,029
Accretion of redemption premium	(70)	(70)	(3,094)	(3,506)	(2,768)

Net income (loss) attributable to common stockholders	$(10,598)	$(12,653)	$747	$(1,486)	261

	Quarter Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(unaudited)
Condensed Consolidated Statements of Operations Data as a Percentage of Revenue:
Revenue:
Healthcare	67%	66%	65%	65%	69%
Commuter	24	26	27	25	23
Other	9	8	8	10	8

Total revenue	100	100	100	100	100

Cost of revenues (excluding amortization of internal use software)	45	42	41	46	43
Technology and development	12	11	11	10	10
Sales and marketing	16	15	18	14	15
General and administration	18	15	16	15	15
Amortization and change in contingent consideration	6	7	7	7	7

Total operating expenses	97	90	93	92	90

Income from operations	3	10	7	8	10
Other income (expense):
Interest income	—	—	—	—	—
Interest expense	—	—	—	—	—
Interest expense: amortization of convertible debt discount	(18)	(19)	(38)	—	—
Gain (loss) on revaluation of warrants	(20)	(35)	39	(2)	—

Income (loss) before income taxes	(35)	(44)	8	6	10
Income tax (provision) benefit	(1)	(1)	6	—	(1)

Net income (loss)	(36)	(45)	14	6	9
Accretion of redemption premium	—	—	(11)	(11)	(8)

Net income (loss) attributable to common stockholders	(36)%	(45)%	3%	(5)%	1%

Changes in healthcare revenue reflect the seasonality of this portion of our business. The first quarter is expected to provide increased revenues because we continue to bill employer clients for employee participants who terminate their enrollment for the new plan year, but who still participate in the run-out or grace period of the old plan year that normally runs through the first quarter of the new plan year. Interchange revenue also typically increases during the first quarter due to employee participants who utilize their account balances for the new plan year and other employee participants who are spending any remaining account balances they may have under the old plan year during the grace period. The declining trend of healthcare revenue over the second and third quarters is partially attributable to a gradual decrease in interchange revenue as employee participants begin to slow their spending as the year progresses, subject to a small increase in activity in December as some employee participants spend the remainder of their account balance prior to the end of the year. In addition, during the late third and fourth quarters, we have an increase in our revenue from sales of a self-service plan kit that we provide employer clients to initiate the deduction of healthcare premiums on a tax deferred basis, without the use of a spending account, which we refer to as our Premium Only Plan. Our quarterly revenue can also be impacted by the timing of our portfolio purchases.

Employees may elect to participate in our commuter programs at any time during the year. In the past, we have experienced some seasonality in this portion of our business because participation rates typically slow during the summer as employee participants take vacations and do not purchase transit passes or parking through us during that time period.

Other services revenues, which consist of COBRA and enrollment and eligibility fees, are generally consistent throughout the year but may increase in the fourth quarter due to additional enrollment and eligibility fees being earned after our clients’ open enrollment seasons.

Quarterly revenue in 2010 was impacted by $0.5 million from PBS in the third quarter of 2010 and an incremental $1.1 million and $1.0 million from PBS and FBM, respectively, in the fourth quarter of 2010, which accounted for part of the increase during this period. In addition, Premium Only Plan revenue increased by $0.7 million from the third quarter of 2010 to the fourth quarter of 2010. In the first quarter of 2011, as compared to the fourth quarter of 2010, quarterly revenue was impacted by $1.9 million of additional revenue from FBM which reflects the full quarter compared to one month of revenue in the fourth quarter. First quarter 2011 revenue also reflects an increase in commuter participants and the seasonal increase in healthcare activity associated with the new plan year and run-out grace periods for the 2010 plan year.

Cost of revenues (excluding amortization of internal use software) typically varies based on our revenue and is, therefore, impacted by the seasonality of the business. We incur higher expenses in the first quarter associated with increased headcount in the form of temporary workers, consultants and other outsourced services that are required to cover the increased call volume and activity associated with the new plan year. The need for these resources diminishes in the second and third quarters, but increases again in the fourth quarter when we provide services to our employer clients during their open enrollment periods. The fourth quarter also reflects expenses that relate to the sale of our Premium Only Plan kits and the production of debit cards. In addition, our quarterly revenue can also be impacted by the timing of our portfolio purchases. Portfolio purchases may have a short-term material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues as we seek to migrate acquired employer clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. The fourth quarter of 2010 and first quarter of 2011 reflect additional expenses of $0.7 million and $1.4 million, due to the purchases of PBS and FBM, respectively. Cost of revenues (excluding amortization of internal use software) for the first quarter of 2011 also increased in dollar amount due to the seasonal increases in our customer service center costs but decreased as a percentage of revenue as a result of our increased sales revenues.

Technology and development expense is most significantly affected by changes in the stage of development of our internal use software, which determines whether amounts spent are capitalized or expensed.

Sales and marketing expense generally varies from quarter to quarter based on when we undertake promotion activities and when sales commissions are earned. For example, sales and marketing expenses increased in the third quarter of 2010 because we invested in a promotional campaign to increase awareness of pre-tax CDB accounts. Sales commission expense increased in the first quarter of 2011 relative to the fourth quarter of 2010 as the 2010 sales plan year closed out and the new sales plan year commenced. Additionally, we hired new enterprise sales representatives.

General and administration expense varies from quarter-to-quarter based on the timing of expenses for accounting. For example, our accounting and consulting fees were higher in the first quarter of 2010 as a result of conducting our annual audit. Our expenses related to our preparation to become a publicly held company increased in the third and fourth quarters of 2010 because we commenced activities to file a registration statement for this offering. In the first quarter of 2011, payroll and related expenses increased by $0.7 million relative to the fourth quarter of 2010 as we increased our bonus expense accrual based on our 2011 forecast and filled several open positions. The first quarter of 2011 also reflects the expenses associated with our annual audit for 2010.

Amortization of convertible debt discount terminated in the third quarter of 2010 when our convertible notes were converted into preferred stock. Gain (loss) on revaluation of warrants for our Series E preferred stock terminated in the third quarter when the warrants were reclassified from debt to equity and were no longer subject to mark-to-market changes. Our Series C preferred stock warrants continue to be marked-to-market.

Liquidity and Capital Resources

At March 31, 2011, our principal sources of liquidity were cash and cash equivalents totaling $118.4 million comprised primarily of prefunds by clients of amounts to be paid on behalf of employee participants as well as, in recent years, other cash flows from operating activities, together with $4.9 million of unused borrowing capacity under our $15.0 million credit facility described below. To date, our operations have been financed primarily through cash flows from operating activities, the sale of preferred stock and short and long-term borrowings. Since inception, we have raised $135.8 million of equity capital and at March 31, 2011, we had debt with a principal amount of $10.1 million outstanding.

We believe that our existing cash and cash equivalents, combined with our credit facility, expected cash flow from operations, and net proceeds of this offering will be sufficient to meet our operating and capital requirements, as well as anticipated cash requirements for potential future portfolio purchases, over at least the next 12 months. At March 31, 2011, our current liabilities exceeded our current assets by $31.8 million. However, we have historically been able to fulfill our obligations as incurred and expect to continue to fulfill our obligations in the future. Our expectation is based not only on receipt of the proceeds of this offering but also on our current and anticipated client retention rates and our continuing funding model in which the vast majority of our enterprise clients provide us with prefunds as more fully described below under “—Prefunds.” To the extent these current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, including any potential portfolio purchases, we may need to raise additional funds through public or private equity or debt financing. We cannot provide assurance that we will be able to raise additional funds on favorable terms, if at all.

Prefunds

Under our contracts with the vast majority of our enterprise employer clients, we receive prefunds that have been and are expected to continue to be a significant source of cash flows from operating activities. Each prefund is reflected in cash and cash equivalents on our balance sheet with an equivalent customer obligation recorded as a liability as the prefund is received. Changes in these prefunds and corresponding customer obligations are reflected in our cash flows from operating activities. The substantial majority of our SMB employer clients deposit funds into a separate custodial account, and those funds are neither a source of cash flows from operating activities nor reflected on our balance sheet. These SMB employer clients are responsible for maintaining an adequate balance in those custodial accounts to cover their employee participants’ claims. We only pay SMB employee participant claims from amounts in the custodial accounts.

The operation of these prefunds for our enterprise employer clients throughout the year typically is as follows: at the beginning of a plan year, these employer clients provide us with prefunds for their FSA and HRA programs based on a percentage of projected spending by the employee participants for the plan year. In the case of our commuter program, at the beginning of each month we receive prefunds based on the employee participants’ monthly elections. These prefunds are typically replenished on a weekly basis by our FSA and HRA employer clients and on a monthly basis by our commuter employer clients, in each case, after we have advanced the funds necessary to process employee participants’ FSA and HRA claims as they are submitted to us and to pay vendors relating to our commuter programs. As a result, our cash balances can vary significantly depending upon the timing of invoicing of, and payment by, our employer clients of reimbursement for payments we have made on behalf of employee participants. This prefunding activity covers our estimate of approximately one week of spending on behalf of the employer client’s employee participants. We do not require a prefund to administer any of our HSA programs because employee participants in these programs only have access to funds they have previously contributed.

By way of example, a new FSA enterprise employer client with a plan year starting January 1 will typically provide between 4-6% of the projected annual election for its employee participants as a prefund. In this example, we would typically receive this prefunding in late December. Once the new plan year starts, the employee participants can immediately access all elected funds of their FSA benefit even before any payroll deductions have commenced. This access to funds differs from our HSA programs where available funds are added to employee participants’ accounts only as payroll deductions occur and HRA programs where funds are only available as contributions are made.

Following the run-out period and grace period, the FSA prefunds from the prior plan year are reconciled and funds are returned to the employer clients, resulting in a substantial decline in our cash position. The cycle then repeats itself in each plan year as participants enroll in programs and prefunds are received in the fourth quarter for the new plan year. In a majority of cases, new FSA prefunds for the succeeding plan year are received prior to a plan year’s prefund being fully paid out in the form of benefits for employee participants or being returned to the employer client. Because participant activity in our commuter programs varies monthly, prefunds for these programs fluctuate monthly.

Our enterprise client contracts do not contain restrictions on our use of enterprise client prefunds and, as a result, these prefunds are reflected as cash and cash equivalents on our balance sheet and changes in prefunds are recorded as an element of our cash flow from operating activities. The timing of when employer clients make their prefunds as well as the timing of when we make payments on behalf of employee participants can significantly affect our cash flows.

Union Bank Credit Facility

In August 2010, we entered into a $15.0 million revolving credit facility with Union Bank N.A., or UB. Each loan under the credit facility bears interest at a variable rate of the prime rate plus 0.5% or, at our option, a fixed interest rate equal to the LIBOR rate for a period of either one, two, three or six months, if offered by UB, plus 3.0%. At March 31, 2011, we had outstanding indebtedness of $10.1 million under the credit facility at interest rates ranging from 3.31% to 3.45%. The credit facility will expire, and all outstanding loans will mature, on August 31, 2012.

Loans under the credit facility that bear interest at the prime rate may be prepaid by us, in whole or in part, without penalty or premium. Loans that bear interest at LIBOR rates may only be prepaid upon five business days’ notice to UB and subject to a prepayment fee equal to the present value of the difference between the return that UB could obtain if it used the amount of such prepayment of principal to purchase regularly quoted securities issued by the United States at bid price, and the return UB would have received had the prepayment not been made.

To maintain availability of funds under the credit facility, we pay UB a commitment fee on the unused portion of the credit facility. The commitment fee is equal to 0.25% of the unused portion per annum and is recorded as interest expense.

As part of our credit facility with UB, we are required to maintain certain covenants including financial covenants relating to a quick ratio, monthly minimum 3-month EBITDA coverage and a monthly cash flow coverage ratio. We are currently in compliance with all financial covenants under our credit facility. The credit facility contains customary events of default, subject to customary cure periods for certain defaults. Upon an event of default, all amounts outstanding under the credit facility will become immediately due and payable.

Cash Flows

The following table presents information regarding our cash flows, cash and cash equivalents in 2008, 2009 and 2010:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$43,533	$31,075	$20,476	13,570	13,562
Net cash used in investing activities	(18,057)	(9,253)	(12,299)	(4,358)	(6,637)
Net cash provided by (used in) financing activities	(3,352)	(663)	2,842	—	7,209

Net increase in cash and cash equivalents	22,124	21,159	11,019	9,212	14,134
Cash and cash equivalents, end of period	$72,102	$93,261	$104,280	$102,473	$118,414

Cash Flows from Operating Activities

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$43,533	$31,075	$20,476	$13,570	$13,562

Net cash provided by operating activities for the first quarter of 2011 resulted primarily from our net income of $3.0 million being adjusted for the following non-cash items: depreciation, amortization and change in contingent consideration aggregating $3.4 million and stock-based compensation of $0.6 million. We also received $16.1 million in cash inflows due to the seasonal increase in prefunds as our clients prefunded their new plan year as well as an increase in our commuter elections. These cash flows were offset in part by a $4.5 million decrease in accounts payable primarily due to the timing of transit agency and other payments, a $3.1 million increase in accounts receivable due to the timing of collections and seasonal run-out revenue and a $2.1 million increase in prepaid expenses and other current assets, primarily due to prepaid expenses related to our activities to file a registration statement.

Net cash provided by operating activities in the first quarter of 2010 resulted primarily from our net loss of $10.5 million being adjusted for the following non-cash items: revaluation of warrants of $5.9 million, amortization of debt discount of $5.4 million, depreciation, amortization and change in contingent consideration of $3.0 million and stock-based compensation of $0.6 million. We experienced a $10.2 million cash inflow due to the seasonal increase in prefunds as our clients prefunded their new plan year obligations. These cash flows were offset in part by an increase in accounts receivable of $1.4 million primarily due to increased run-out revenue during the quarter and the timing of collections.

Net cash provided by operating activities in 2010 resulted primarily from our net loss of $17.3 million being adjusted for the following non-cash items: amortization of convertible debt discount of $21.1 million, depreciation and amortization of $11.9 million, change in the fair value of our Series C and Series E-1 warrants of $5.4 million and stock-based compensation of $2.4 million. We also experienced a $1.5 million increase in prefunds due to the timing of our billings and employer client payments as discussed in “Liquidity and Capital Resources—Prefunds.” These cash flows were offset in part by a $1.3 million change in deferred taxes primarily related to our PBS acquisition and a $2.1 million increase in accounts receivable attributable to our increased revenue volume.

Net cash provided by operating activities in 2009 resulted in part from our net loss of $0.6 million being adjusted for the following non-cash items: depreciation and amortization of $13.0 million and stock-based compensation of $2.5 million. We also experienced a $12.9 million increase in customer obligations which was principally the result of an increase in the size of employee participants’ commuter elections and commuter prefunds, a portion of which was the direct result of pre-tax transit limits being almost doubled in 2009 as compared to 2008, and a $2.4 million decrease in accounts receivable attributable to improved collections.

Net cash provided by operating activities in 2008 resulted in part from our net loss of $4.3 million being adjusted for non-cash items of $12.5 million of depreciation and amortization expense and stock-based compensation expense of $1.8 million. We also experienced a $22.2 million increase in customer obligations from prefunds, primarily due to increased elections and the timing of our billings and client payments, a $4.8 million decrease in accounts receivable attributable to improved collections and related controls and a $2.0 million increase in accounts payable and accrued expenses attributable to increased transit agency payables resulting from increased commuter elections.

Cash Flows from Investing Activities

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash used in investing activities	$(18,057)	$(9,253)	$(12,299)	$(4,358)	$(6,637)

Net cash used in investing activities consists primarily of our investment in internal use software that is capitalized prior to it being available for its intended use, capital expenditures and purchases of portfolios.

Net cash used in investing activities in the first quarter of 2011 was primarily the result of a $4.2 million cash payment, net of cash received, made in connection with our FBM portfolio purchase. We invested $2.2 million in capitalized internal use software as well as purchasing equipment principally related to additional features, reporting capability and functionality for our platform.

Net cash used in investing activities in the first quarter of 2010 was primarily the result of $2.0 million of capitalized internal use software and purchased equipment, principally related to the daily settlement system implementation and significant platform enhancements to accommodate employer client requirements. We also used $2.3 million of cash for a payment made in connection with the purchase of CB.

Net cash used in investing activities in 2010 was primarily a result of $7.3 million of capitalized internal use software and purchased equipment, which was largely related to further upgrades to our product platform and control environment. Some of our major projects for the year included the implementation of mobile features for our platform, such as our mobile application for use on Apple iPhone® and iPad® devices, the final stage of the daily settlement system implementation, increased automation for our COBRA services and significant platform changes to accommodate unique client requirements. We also used $5.0 million of cash, net of cash received, for payments made in connection with the purchases of CB, PBS and FBM.

Net cash used in investing activities in 2009 was principally due to $6.6 million of capitalized internal use software and purchased equipment, which was largely related to our continued upgrades to our product platform and control environment. We used $2.1 million of cash for a contingent payment made in connection with the purchase of CB. We also used $0.6 million of cash to increase our restricted cash due to an increase in a cash secured letter of credit for one of our commuter employer clients as a result of increased employee participation.

Net cash used in investing activities in 2008 was primarily attributable to $12.1 million of capitalized internal use software, leasehold improvements, furniture and purchased equipment and $5.0 million, net of cash received, for the initial portfolio purchase of CB. In 2008, we developed an online claims submissions tool as an integral part of our platform and made enhancements to the platform to improve the payment processing controls. We invested in leasehold improvements and furniture for our Tempe office. We also used $0.9 million of cash to increase restricted cash as a result of a payment in escrow for our purchase of CB and increased letters of credit related to our leased office facilities.

Cash Flows from Financing Activities

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by (used in) financing activities	$(3,352)	$(663)	$2,842	—	$7,209

Net cash provided by financing activities in the first quarter of 2011 was due to a $7.2 million draw down on our credit facility to fund payments related to our FBM portfolio purchase in November 2010.

Net cash provided in financing activities in 2010 was due to drawing down on our credit facility to fund our acquisition of PBS. Net cash used in financing activities in 2009 reflected payments on capital leases on service delivery equipment and our purchase of treasury stock from a stockholder. Net cash used in financing activities in 2008 was primarily due to our repayment of outstanding debt and payments on capital leases on service delivery equipment.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 2009-13 in the first quarter of 2011 did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (820), which provides amendments that will provide more robust disclosures about: (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of ASU 2010-06 related to the Level 3 activity disclosure did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 in 2011 did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable, through the current reporting period. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. We will comply with this disclosure requirement for all future acquisitions.

Contractual Obligations

The following table describes our contractual obligations as of March 31, 2011 (unaudited):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations(1)	10,100	—	10,100	—	—
Interest obligations on long-term debt obligations(2)	486	272	214	—	—
Operating lease obligations(3)	12,553	3,381	6,170	3,002	—
Acquisition payments(4)	12,729	4,884	7,845	—	—

Total	35,868	8,537	24,329	3,002	—

(1)	Credit facility: $15.0 million credit facility executed in August 2010 with a variable interest rate of prime rate plus 50 basis points per annum or LIBOR plus 300 basis points per annum, and a maturity date of August 31, 2012. The $10.1 million is recorded net of debt issuance costs on our balance sheet and the debt issuance costs are not included in the table above.
(2)	Estimated interest payments assume the current weighted average interest rate of 3.41% per annum on a $10.1 million principal amount and the related commitment fee of 0.25% per annum on the $4.9 million unused portion of the credit facility.
(3)	We lease facilities under non-cancelable operating leases expiring at various dates through 2015.
(4)	Estimated consideration for companies acquired in 2010. See Note 3 of our consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosures about Market Risk

Market risk represents the risk of loss that may affect our financial position due to adverse changes in financial market prices and rates. We are exposed to market risks related to changes in interest rates.

As of March 31, 2011, we had cash and cash equivalents of $118.4 million. These amounts consist of cash on deposit with banks and money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that changes in interest rates would have a material impact on our financial position and results of operations. However, declines in interest rates and cash balances will reduce future investment income.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments. As of March 31, 2011, we had outstanding principal of $10.1 million under our credit facility. Loans under our credit facility bear interest at a variable rate of the prime rate plus 0.5%, or, at our option, a fixed interest rate equal to the LIBOR rate for a period of either one, two, three or six months, if offered by UB, plus 3.0%.

BUSINESS

Overview

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable Benefits-as-a-Service, or BaaS, delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs enable employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

These employee contributions result in savings to both employees and employers. As an example, based on our average employee participant’s annual FSA contribution of approximately $1,400 and an assumed personal combined federal and state income tax rate of 35%, an employee participant will reduce his or her taxes by approximately $490 per year by participating in an FSA. Our employer clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees. In the above FSA example, an employer client would save approximately $64 per participant per year, even after the payment of our fees.

Under our HRA programs, employer clients provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

We believe there is significant potential for growth in the market we serve. In order to increase employee participation, we educate and advocate the use of CDB programs through a comprehensive online and offline approach. The higher the election rates in these CDB programs, the more employees save on income taxes and the more employers save on payroll taxes.

Our clients include 37 of the Fortune 100, 122 of the Fortune 500 and over 2,100 small- and medium-sized businesses, or SMBs. Our larger employer clients, which we refer to as enterprise clients, generally enter into three-year written service agreements and commit to pay fixed monthly fees that are set at the beginning of the contract term based on the number of employee participants enrolled in our CDB programs at the beginning of each annual enrollment period. For SMB clients, our agreements are typically for one-year terms and the monthly fee remains constant for the plan year unless there is a 10% or greater increase in the number of employee participants in which case it is subject to upward revision. In addition, we derive a portion of our revenues from interchange fees that we receive when employee participants use the prepaid debit cards we provide to them for healthcare and commuter expenses. We market and sell our CDB programs through multiple channels, including direct sales to large enterprises, direct sales and through brokers to SMBs, and direct sales to industry purchasing and affiliate groups.

At January 31, 2011, we had approximately 1.8 million employee participants from more than 4,700 employer clients. In 2010, employee participants used approximately 1.5 million WageWorks prepaid debit cards. Through a combination of the acquisition and integration of smaller third party administrators, or TPAs, which we refer to as portfolio purchases, and organic growth, we grew our revenue from $103.3 million in 2008, to $108.5 million in 2009 to $115.0 million in 2010. Our revenue increased from $29.7 million for the first quarter of 2010 to $35.3 million for the first quarter of 2011. Our revenues are highly diversified. Our largest employer client represented only 3.3% of our 2010 revenues and our top 10 employer clients represented only 13.9% of our 2010 revenues. We have a recurring revenue model that has been highly predictable. For each of 2008, 2009 and 2010, clients that accounted for more than 90% of our revenues (excluding interchange fees and vendor commissions) during the year have remained under contract with us in the succeeding year. Our net loss was $4.3 million, $0.6 million and $17.3 million in the years 2008, 2009 and 2010, respectively. Our net loss was $10.5 million for the first quarter of 2010, and our net income was $3.0 million for the first quarter of 2011. Our Adjusted EBITDA grew from $10.8 million in 2008 to $15.9 million in 2009, and to $22.4 million in 2010, which represent increases of 48% and 40%, respectively. Adjusted EBITDA increased from $4.4 million for the first quarter of 2010 to $7.3 million for the first quarter of 2011. For a discussion of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see “Selected Consolidated Financial Information.”

Industry Overview

Rising Cost of Healthcare to Employers and Employees

Healthcare costs for both employers and employees continue to increase dramatically. According to a 2010 Kaiser Family Foundation survey, since 2000, family premiums for employer-sponsored health coverage have increased by 114%. A 2010 Hewitt Associates report predicts that employers can expect average annual premium increases of 8.8% from 2010 to 2011. To mitigate the continuing rise in healthcare costs, employers are more frequently passing these costs on to employees by increasing deductibles, out-of-pocket limits and non-network provider cost sharing and by migrating to coinsurance models – systems where employees pay a percentage of the out-of-pocket costs for each healthcare service. As a result, according to the Hewitt Associates report, average employee out-of-pocket healthcare costs are expected to increase 12.5% from 2010 to 2011.

Rising Commuter Costs and Impacts on the Environment

We believe that rising commuter costs and a new era of corporate social responsibility have also led to the creation of a variety of programs that are aimed at helping employees understand and reduce their carbon footprint by encouraging alternatives to driving to work. These alternatives include carpooling, cycling and the use of public transportation. According to a 2010 American Public Transportation Association report, public transportation is twice as fuel efficient as private automobiles at reducing annual fuel consumption. The report further notes that public transportation ridership increased by 38% from 1995 to 2008, compared to a 21% growth in the use of the nation’s highways over the same period. As gasoline prices continue to rise, we believe employees will be more inclined to utilize public transportation as a means of commuting to work.

Establishment of Tax-Advantaged Spending Accounts

Beginning in the late 1970’s, federal laws have been enacted to establish ways for employers to offer structured benefit plans to their employees that lessen overall healthcare and transportation costs through the use of tax-advantaged spending accounts.

Tax-advantaged spending accounts for healthcare were first authorized in 1978. The legislation established a set of rules under which an employer could offer a special benefit plan that allows employees to set aside a portion of their earnings on a pre-tax basis, which are exempt from income and payroll taxes, to pay for certain expenses that are primarily related to healthcare, but also cover dependent care, vision and dental expenses. This benefit was called a “flex” or “cafeteria” plan, and a participating employee’s funds were placed into an FSA. In 2010, there were approximately 35 million active FSA accounts.

Subsequent legislation enacted in 1980 established HRAs, which are employer-funded spending accounts with rules and tax treatment that generally mirror FSAs, but allow employers to have greater control over eligible expenditure designations and plan administration. In 2003, the Medicare Prescription Drug, Improvement, and Modernization Act established another closely related product, the HSA. HSAs also offer tax-advantaged treatment for contributed funds, but include savings account features and are only available to individuals who are enrolled in a qualified High Deductible Health Plan, or HDHP. According to a 2011 Employee Benefit Research Institute report, the combined number of HSAs and HRAs grew to 5.7 million in 2010.

Commuter benefits were established in 1998 to provide tax incentives to employees to encourage the use of mass transportation. As with tax-advantaged healthcare accounts, commuter accounts allow employee participants to set aside earnings on a pre-tax basis to cover commuter rail, subway, bus, commuter-related parking and eligible vanpool expenses. In 2009, the American Recovery and Reinvestment Act increased the monthly pre-tax benefit cap for commuter accounts from $120 to $230, a level that has been maintained through 2011, and brings parity between allowable monthly parking and transit benefits. According to a 2009 Transit Center survey, an estimated 35% of employers offer commuter benefits.

Challenges of Tax-Advantaged CDBs for Employers

Employers face numerous challenges in implementing and administering CDBs, including:

•

High regulatory risks and related compliance costs. The rules and regulations applicable to implementing and administering CDBs in-house are complex and continually changing. Failure to comply can lead to disqualification of the entire plan, as well as severe penalties. We believe, based on our industry experience and interactions with other CDB providers including interactions with potential and actual employer clients, that most employers do not have the internal resources required to assure such compliance and the cost of obtaining such internal resources is high.

•

Education to increase employee usage of plan benefits. Given the complexity of CDBs, employers are challenged with effectively communicating plan benefits to employees in order to increase employee participation.

•

Effectiveness of benefit programs. In order to help employers maximize the value of these programs, employers need quality data and analysis to help them understand employee participation, measure the effectiveness and efficiency of their CDB programs and improve cost management.

If not successfully met, these challenges can diminish the value employees and employers receive from CDBs and can lead to unnecessary friction between employees and their employers.

Fragmented Landscape of CDB Providers

The current market for administrators of CDBs is highly fragmented. Larger service providers, including health insurance carriers, payroll providers, human resources consulting firms and commercial banks, generally offer CDB programs as non-core offerings bundled with their main products and services. The technology these larger service providers employ for many CDBs is often licensed or outsourced. Their relative lack of focus on CDB plans often restricts the breadth of their offerings in the CDB area. As a result, many of these providers only offer healthcare benefits and do not offer commuter or other CDBs.

There are also hundreds of TPAs that provide administration services for CDBs. We believe many regional TPAs lack sufficient resources to rapidly implement new technologies or to tailor their operations and service offerings in response to evolving rules and regulations.

We believe that the increasing regulation of the healthcare industry, and the increased demand for a variety of tax-advantaged CDBs will lead employers to seek providers that have a principal focus on CDBs and can provide best-in-class, full-featured and scalable programs.

Our CDB Programs

We focus on providing CDB programs to employer clients of any size.

Our CDB programs enable our employer clients and their employee participants to achieve significant tax savings through the use of tax-advantaged spending programs. Using our CDB programs, employee participants contribute a portion of either their pre-tax income or employer-provided funds to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products, as well as to pay for commuting expenses. Our employer clients also benefit financially from our programs through reduced payroll taxes, even after payment of our fees.

Our programs are designed to increase employee participation in employer clients’ CDB offerings. We believe our employer clients and their employee participants benefit from our superior customer service, efficient workflow processes and advanced monitoring applications. The quality of our customer support has resulted in high levels of client satisfaction and service level performance. We employ a wide range of sophisticated tools to communicate available benefit options to employees and measure the effectiveness of CDB program performance.

We deliver our CDB programs through a BaaS model under which we host and maintain the benefits programs that we provide to our employer clients. Our on-demand delivery model enables employer clients and their employee participants to implement, access and use our proprietary software remotely through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. We are able to implement improvements to our programs in a rapid and uniform manner because updates and upgrades to our programs are managed by us on behalf of our clients. Our CDB programs are delivered through integrated platforms that eliminate the need to support multiple versions of our products and multiple websites, and enable us to focus more of our development resources and efforts on the creation of innovative new functionality and features for our employer clients and employee participants. We, therefore, believe that our on-demand model requires less up-front investment by our employer clients than traditional third-party software and hardware options, as well as less personnel resources and implementation services.

The following is a summary of the principal benefits that our CDB programs offer to our employer clients and their employee participants:

Principal Benefits
Employer Clients

• Achieve FICA and Medicare tax savings on employee payroll deductions through increased employee participation in FSA, HSA and commuter programs

• Realize tax deductions on contributions to employee HRAs

• Outsource the risk and cost of compliance with regulation and industry standards related to CDBs

• Help increase employee awareness of CDB programs

• Improve ability to monitor the effectiveness of CDB programs through robust reporting capabilities

• Enable ability to offer best-in-class CDB benefits that are not tied to a single insurance provider

• Eliminate cost of on-premises information technology infrastructure management, systems security and disaster recovery

• Encourage activities and behaviors that may result in a healthier and more socially responsible workforce

Employee Participants

• Reduce after-tax out-of-pocket healthcare and commuting costs through tax-advantaged spending

• Manage CDBs through an easy to use online interface

• Enhance convenience through multiple options for the payment, submission and reimbursement of claims, including the use of a prepaid debit card

• Access to a broader selection of CDB programs to customize their health package to meet their specific needs

Key Attributes of Our Business

Key attributes of our business include the following:

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Recurring revenue model with high visibility. Our revenue is derived almost entirely from recurring monthly fees paid by our employer clients. We typically sign three-year agreements with our enterprise clients and one-year agreements with our SMB clients and, for each of 2008, 2009 and 2010, employer clients that accounted for more than 90% of our revenues (excluding interchange fees and vendor commissions) during each year remained under contract with us in the succeeding year.

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Focus on quality of service. Our focus is to consistently deliver the highest quality service to our employer clients and their employee participants, which primarily means providing employee participants with timely and accurate responses to their inquiries, claims submissions and other account transactions. We normally enter into service level agreements with our employer clients where we incur financial penalties if we fail to meet the call and claims processing service standards outlined in those agreements. We have exceeded our contractual service levels each month since May 2007. We typically process 99% of claims within two business days of receipt. This consistent record of service performance includes four consecutive Januarys, the month in which our call volume is substantially greater than the average month.

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Leading edge scalable technology platforms. Our CDB programs employ an easy-to-use website interface that provides our employer clients with robust data and reporting capabilities to help them manage their benefits offerings and healthcare spending, and provides employee participants with direct access to their accounts, claims history and balance information. Employee participants can also submit claims and upload receipts online. Our highly scalable on-demand technology infrastructure supports employers of any size, from SMBs to Fortune 100 companies.

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Ability to identify, execute and integrate portfolio purchases. As demonstrated by the four portfolio purchases we have made since 2007, we have a proven ability to successfully identify and execute portfolio purchases and integrate the operations of these complementary businesses to expand our employer client base. While we have encountered some challenges in integrating accounting functions in connection with certain of these portfolio purchases, as often times these businesses may have lacked effective controls prior to our acquisition, we have leveraged the efficiencies afforded by our on-demand software platform to cross-sell additional CDB products and services to acquired employer clients.

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Experienced, proven management team. Our senior management team has significant operating and service delivery experience with industry-leading businesses in healthcare, such as Kaiser Permanente, transaction processing, such as Alliance Data Systems and First Data Corporation, and financial services, such as American Express. Since 2007, our management team has focused on making improvements to our CDB programs and the implementation of improved controls and processes. As a result, we have achieved significant operational efficiencies, consistently high service levels and improved client and participant satisfaction levels.

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Large and highly diversified employer client base. Our current employer clients include 37 of the Fortune 100 and our top 50 employer clients include industry leaders such as Assurant Health, BayCare Health System, Comcast, Duke University, Ford Motor Company, Harley-Davidson, HCA, Interpublic Group, L-3 Communications, Lowe’s Companies, MetLife, Morgan Stanley, the State of New York, North Shore Long Island Jewish Health System and the State of Wisconsin. Our largest employer client represented only 3.3% of our 2010 revenues and our top 10 employer clients represented only 13.9% of our 2010 revenues.

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Focus on CDB programs. Our core business is providing a comprehensive array of full-featured CDB programs to employers. Our technology and development resources are exclusively dedicated to creating, enhancing and optimizing our CDB programs and technology platforms to better support our employer clients and their employee participants. In contrast, many of our competitors, which include health insurance carriers, human resources consulting firms and payroll providers, generally offer CDBs as non-core service offerings.

Our Strategy

Our objective is to enhance our position as a leading provider of CDB account management programs. The key elements of our growth strategy are to:

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Increase employee adoption and usage. We believe that significant opportunities exist to substantially increase employee participation levels within our existing client base. In 2010, employee participation levels in the benefit programs we serviced for our top 150 clients averaged 27.5%. We aim to increase employee enrollment through the continued promotion of our CDB programs, including through the education and communication programs that we offer to our employer clients, and launched an initiative in 2010 specifically focused on this effort.

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Cross-sell new products to existing employer clients. We believe that our broad portfolio of CDB products and strong employer client relationships create a significant opportunity for us to cross-sell additional CDB programs to our existing employer clients. For example, many of our employer clients currently utilize us for only healthcare or commuter CDB programs, but not both. In 2010, we reorganized our sales team to provide for dedicated personnel focusing on the specialized cross-selling of health care programs to our existing commuter employer clients and vice versa.

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Capitalize on portfolio purchases. We intend to continue to execute our focused strategy to broaden our employer client base through portfolio purchases. There are several hundred regional TPA portfolios that we continually monitor and evaluate in order to maintain a robust pipeline of potential candidates for purchase. We have demonstrated our ability to successfully integrate complementary businesses, as evidenced by the four TPA portfolio purchases we have made since 2007. Portfolio purchases have been the principal driver of our revenue growth from 2008 through 2010.

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Leverage multiple sales channels. We believe that we can continue to gain market share with both Fortune 1000 companies and SMBs by leveraging our multiple sales channels. Our enterprise sales force generates new large client account relationships through employer prospecting, consultant relationships and strategic relationships. We will also continue to use an extensive network of brokers to reach SMBs. We believe that there is a significant growth opportunity in this sales channel, as there are millions of SMBs throughout the United States and the penetration of CDBs in this population is much lower than that for larger companies.

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Continually enhance our products and develop new products and functionality. We believe that our focus on CDB programs and the breadth of our client base has provided us with a deep understanding of our employer clients’ needs. We believe that this knowledge enables us to provide innovative CDB programs to our employer clients and their employee participants. Our easy to use process for online claim submissions is an example of our innovation.

Starting in 2010, our growth strategy has shifted from a singular focus on adding new employer clients to also seeking to take advantage of our substantial base of existing employer clients and their employees who are eligible to participate in our CDB programs. This shift has included initiatives to increase participation in pre-tax health care programs by targeting awareness and education at non-participating eligible employees, and the addition of dedicated sales personnel to focus on the specialized cross-selling of healthcare programs to our existing commuter employer clients and vice versa.

Our Services

Flexible Spending Accounts

Healthcare

We offer flexible spending accounts, or FSAs, which are employer-sponsored CDBs that enable employees to set aside pre-tax dollars to pay for eligible healthcare expenses that are not generally covered by insurance, such as co-pays, deductibles and over-the-counter medical products, as well as vision expenses, orthodontia, medical devices and autism treatments. Employers benefit from payroll tax savings on the pre-tax FSA contributions from the employee.

During each annual open enrollment period, an employee elects an amount to be placed into an FSA for the following plan year, subject to any limits set by his or her employer, and that amount is then deducted in equal increments out of each paycheck on a pre-tax basis over the plan year. The entire annual election amount is available to the participant for use starting on the first day of the plan year and cannot be changed except for the occurrence of certain life events such as a birth, death, marriage or divorce. During the course of the plan year, we are able to automatically process a substantial majority of our employee participants’ claims for reimbursement. The remaining claims for reimbursement are independently adjudicated by us to ensure that FSA funds are used only for qualified healthcare expenses. Any unused funds that remain in the account at the end of the plan year are forfeited by the employee participant and revert to the employer, and are generally used by the employer to defray the administrative expenses of the FSA plans. Forfeitures also reduce excess claims costs that may have been incurred by employee participants who voluntarily or involuntarily leave their employ before the end of a plan year.

Under current law, there is no statutory contribution limit for FSA plans. Rather, employers set the maximum amount of dollars that their employees can deposit into FSAs, which is typically $3,000 to $5,000.

Employers set limits for two principal reasons. First, the accounts must be structured in a way that prevents highly compensated employees from benefiting more than other employees. Setting limits helps ensure that highly compensated employees do not make higher elections that would threaten the plan’s nondiscriminatory status. Second, regulations governing healthcare FSAs require that a participant’s full annual election be available for use on the first day of the plan year, so employers utilize limits to minimize their risk in the event they are not able to recover the entire amount of their employee participants’ elections through payroll deductions made over the course of the plan year.

The Affordable Care Act provides that, beginning January 1, 2013, there will be a $2,500 limit, indexed to inflation, on pre-tax dollar employee contributions made to a healthcare FSA. Employers themselves will, however, be able to contribute additional amounts in excess of this statutory limit, and may choose to do so in an effort to mitigate the impact of rising healthcare costs on their employees.

Dependent Care

We also offer FSA programs for dependent care plans. These plans allow employees to set aside pre-tax dollars to pay for eligible dependent care expenses, which typically include child care or day care expenses but may also include expenses incurred from adult and elder care. Current laws and regulations limit the amount of pre-tax dollars employees can contribute to dependent care FSAs to $5,000 per tax year. Like healthcare FSAs, employers can also contribute funds to employees’ dependent care FSAs, subject to a statutory $5,000 annual limit on total contributions. As with healthcare FSAs, employers realize payroll tax savings on the pre-tax dependent care FSA contributions made by their employees.

Health Reimbursement Arrangements

We offer employer-funded heath reimbursement arrangements, or HRAs. Under HRAs, employers provide their employees with a specified amount of reimbursement funds that are available to help employees defray their out-of-pocket healthcare expenses, such as deductibles, co-insurance and co-payments. HRAs may only be funded by employers and, while there is no limitation on how much employers may contribute, employers are required to establish the programs in such a way as to prevent discrimination in favor of highly compensated employees. HRAs can be customized by employers so employers have the freedom to determine what expenses are eligible for reimbursement under these arrangements. At the end of the plan year, employers have the option to allow all, or a portion, of the unused funds to roll over and accumulate year-to-year if not spent. All amounts paid by employers into HRAs are deductible by the employer and tax-free to the employee.

Health Savings Accounts

We also administer health savings accounts, or HSAs, for employers that allow employee participants to invest funds to be used for qualified healthcare expenses at any time without federal tax liability or penalty. Such funds are also exempt from payroll taxes for employers. Both employees and employers can make contributions to an HSA. HSA funds are held by a custodian, accumulate year-to-year if not spent and are portable if a participant leaves his employer. Our HSA programs are designed to offer employers a choice of third party custodian to hold the funds as well as a variety of investment options within each custodial offering that enables employers the opportunity to explore a broader assortment of funds to offer their employees.

In order to be eligible for an HSA, an employee must be enrolled in a qualified HDHP that is HSA-compatible and not be covered by any other impermissible coverage. HSAs have annual contribution limits. For 2011, the annual HSA contribution limit is $3,050 for an individual and $6,150 for a family, with allowable catch-up annual contributions of $1,000 for those aged 50 and older so that those individuals can accumulate adequate funds to meet their healthcare expense obligations. Withdrawals for non-medical expenses are treated similarly to those in an individual retirement account. Specifically, such withdrawals may provide tax advantages if taken after retirement age, and may incur penalties if taken earlier.

Commuter Programs

We also offer qualified commuter benefit plans. The federal tax code and all states currently permit employers to provide the following commuter benefits to employees on a tax-free basis:

•	qualified parking;

•	transit passes;

•	transportation in a commuter highway vehicle, or vanpooling, if such transportation is in connection with travel between the employee’s residence and place of employment; and

•	reimbursement of certain bicycle commuting expenses.

For most commuter benefits, the maximum monthly amount that employees can exclude from income tax is subject to a statutory limit that is periodically adjusted for inflation. For 2011, the monthly maximum is $230 for transit or vanpooling, $230 for parking and $20 for bicycle reimbursement.

We offer three variations of commuter programs: Commuter Express, Commuter Order and Commuter Account. Each of these programs is described below.

While these programs differ in terms of funding, implementation and available services, they all include the following common features:

•	home delivery of transit passes and vouchers;

•	electronic loading of transit agency smartcards (where available);

•	an express electronic payment feature for selected transit and vanpool operators;

•	access to transit vouchers (where available and accepted);

•	Commuter Card, a prepaid debit card used to pay for transit purchases or parking expenses;

•	Pay My Parking, a direct monthly payment to parking providers for eligible parking;

•	Park-n-Ride Support, which provides parking at or near transit stations or stops;

•	a cash reimbursement process for parking, vanpool, and certain other transit expenses; and

•	employer managed parking, which includes support for employer owned, managed, or leased parking, including customization capability by parking facility.

Under our Commuter Express program, which we target to SMBs, employers create transit and parking accounts on behalf of their employees using a web-based application on our proprietary platform. Employees then designate a monthly election amount, the employer submits the appropriate funds to us and we deposit those funds onto a prepaid debit card that we provide to the employee participants, which can be used to make transit or parking purchases at eligible locations. All such employee elections are exempt from income tax and the employer recognizes a financial benefit because it does not pay FICA or Medicare tax on amounts contributed by its employees. Employees may also supplement the amounts in their account with their own personal funds, although such supplemental funds are contributed on an after-tax basis.

Under our Commuter Order program, which we target to medium-sized and larger enterprise clients, employees place orders for transit, vanpool or parking benefits through our website or our toll-free customer service center. Employers pay us for transit and parking orders in advance and reimburse themselves through payroll deductions from the participants, which are exempt from payroll and income taxes.

Under our Commuter Account program, which we target to medium-sized and larger enterprise clients, and particularly to those clients in the public sector, retail and service industries, employees make payroll deduction elections that employers use to fund accounts that we maintain. These deductions are exempt from payroll and income taxes. Participants use the funds in their accounts either automatically to fund a prepaid debit card that can be used to make transit or parking purchases at eligible locations or to purchase a transit or parking pass directly on our website. In addition to the payroll deductions, employees may also supplement the amounts in their account with their own personal funds, although such supplemental funds are contributed on an after-tax basis.

Our commuter programs include a parking catalog with over 3,000 selectable locations and purchasable transit products from over 750 transit operators covering every major metropolitan area. At March 1, 2011, we offered over 153,000 different transportation products and we fulfill approximately 6.4 million commuter items, including passes, smartcards, vanpool vouchers and commuter cards, to commuters on an annual basis. We sell our commuter program to employers of all sizes and industries.

COBRA

We offer Consolidated Omnibus Budget Reconciliation Act, or COBRA, continuation services to employer clients to meet the employer’s obligation to make available continuation of coverage for participants who are no longer eligible for the employer’s COBRA covered benefits which includes medical, dental, vision, HRAs and certain healthcare FSAs. COBRA requires employers to make health coverage available for terminated employees for a period of up to 36 months post-termination. As part of our COBRA program, we offer a direct billing service where former employee participants pay for coverage they elect to continue. We handle the accounting and customer service for these separated employees, as well as interfacing with the carrier regarding the employees’ eligibility. At January 31, 2011, we provided COBRA services to approximately 700 employer clients.

Our Employer Clients

As of January 31, 2011, we had more than 4,700 employer clients across a broad range of industries with approximately 1.8 million participating employees in all 50 states. Our employer clients include 37 of the Fortune 100, 122 of the Fortune 500 and over 2,100 SMBs.

Our top 50 employer clients include Assurant Health, BayCare Health System, Comcast, Duke University, Ford Motor Company, Harley-Davidson, HCA, Interpublic Group, L-3 Communications, Lowe’s Companies, MetLife, Morgan Stanley, the State of New York, North Shore Long Island Jewish Health System and the State of Wisconsin.

Our Technology Platforms

We run our services on two distinct on-demand technology platforms that have been designed to be highly scalable, and we closely monitor utilization of all aspects of our platforms for capacity planning purposes. Our existing infrastructure has been designed with sufficient capacity to meet our current and planned future needs.

The majority of our accounts run on our integrated and scalable proprietary platform, which we call our v5 platform. We generally use our v5 platform for medium-sized and enterprise clients. Our v5 platform supports all account administrative functions and provides integration with the systems used by employer clients, payment networks, health plans and key suppliers. Our v5 platform offers employer clients and employee participants a variety of payment features, in addition to traditional reimbursement, for our healthcare, commuter and other employee spending plans. Our v5 platform features a flexible, rules-based engine that includes multi-wallet functionality and is highly configurable to accommodate custom client plan designs and service requests. This multi-wallet functionality allows us to include more than one type of healthcare account (FSA, HRA and HSA) on one card, and helps ensure that funds that are otherwise subject to forfeiture at the end of a plan year are used first to pay for eligible expenses. Our v5 platform also allows for automated file interfacing with clients and external vendors, including card processors, custodian banks, health plan providers, claims and payment vendors. We have a daily settlement system and have implemented internal reporting and monitoring systems to ensure quality control on a daily basis.

In addition to our v5 platform, we also operate a technology platform known as WinFlexOne, which has been specifically designed and enhanced to address the needs of SMBs. While the overall features and capabilities of WinFlexOne are comparable to v5, WinFlexOne utilizes a simpler set of interfaces and product configurations that better accommodate the more limited administrative capabilities and needs of small employers.

In 2010, we released our mobile website to support our healthcare, commuter and COBRA products. Participants can view summary and detailed plan information, including card and account balances, important messages and alerts via our mobile site. We are currently enhancing our mobile site and expect to continue releasing new functionality in the future.

In January 2011, we released our mobile application for the Apple iPhone® and iPad®. This application enables participants to access their accounts and submit receipts by sending a digital photo of the receipt to verify healthcare card transactions directly from their Apple iPhone® and iPad® devices. We are currently working to expand the application’s capabilities to allow for claims submission and plan to develop similar applications for other smart phone platforms in the foreseeable future.

Operations

Operation Support Services

We provide operational support services to our clients, including customer support center servicing and claims processing.

Our customer support center servicing team is responsible for handling all incoming calls from our employee participants and is focused on continually improving the participants’ customer service experience. Our team is trained to provide support on all our product offerings and is cross trained to support our claims servicing team. The customer support center servicing team is responsible for resolving any issues or problems an employee participant may have, including: education as to how our programs work; to what benefits an employee participant may be entitled; how to submit a claim for reimbursement; and why an employee participant may need to provide additional detail before a particular transaction is approved. We also have an executive escalations team that is trained to respond to any significant service issues that arise. Our customer support center team serviced over 1.6 million calls in 2010.

Our claims servicing team is responsible for processing all incoming claims for payment or reimbursement directly to providers or participants. This team reviews and adjudicates claims to ensure they meet all compliance and employer plan requirements and communicates with participants regarding the status of their claims using our in-house claims center technology tool. Like the customer support center servicing team, the claims servicing team is trained to support the customer support center servicing team when demand dictates. In 2010, the claims servicing team processed over 3.5 million claims and card use verification forms.

In an effort to increase our service efficiency and maintain our high-quality high-touch approach, we have outsourced and trained additional resources that we can use to support our customer support center and claims services teams during busy times such as open enrollment. All of these outsourced resources go through the same rigorous training as our own customer support center and claims servicing teams, and we believe that they provide the same level of quality service as our own employees.

Our operations support team is also responsible for processing and coordinating all activities required to support our high volume transaction business, including:

•	managing prepaid funds and reimbursement payments from client employers to settle participant transactions;

•	monitoring all card spending, authorizations and settlements with the transaction processors;

•	delivering electronic and paper statements directly to participants;

•	delivering “explanation of benefits” forms directly to participants;

•	delivering healthcare and commuter cards and passes directly to participants; and

•	managing process improvement projects across our organization.

Our operations support team utilizes both our v5 and WinFlexOne on-demand platforms to deliver products and services to clients and participants. In addition, we have supporting applications provided by third party vendors, the most significant of which is Fidelity National Information Services, which provides card network switching and settlement services, and Fiserv, Inc., which handles fulfillment of our printed healthcare statements, explanation of benefits and payment statements and open enrollment guides.

In 2010, our operations team delivered approximately 1.1 million healthcare and commuter prepaid debit cards, 7.6 million electronic and paper statements and fulfilled over 6.4 million commuter products to employees.

We also have a professional services team that is responsible for coordinating all activities related to the implementation, transition and on-board of new employer clients, assisting our existing clients with the addition of new services to their accounts and transitioning clients that we acquire from portfolio purchases to our platforms. This team also coordinates project planning to ensure that the startup of new programs coincide with the employer client’s new plan year and acts as a client liaison to keep the client informed of the implementation status. In addition, our professional services team coordinates the completion of requests for proposals in response to new business prospects and works directly with all other functions in our organization to ensure each employer client receives consistent quality service.

Employer Client Services

We assign each employer client to a regionally aligned account team with a relationship manager who functions as the client’s single point of contact. Our relationship managers are trained on all of our account offerings and receive prompt updates from internal subject matter experts on how regulatory or operational changes may impact a particular program or procedure. Our account service consultants, who are responsible for day-to-day management of client data, and our service account representatives, who are subject matter experts on new or specific aspects of our business, work closely with the relationship manager to ensure that our employer clients receive high-quality consultative service.

We provide assistance to our enterprise clients with their open enrollment processes. Our employer clients have an annual open enrollment period during which their employees have the opportunity to enroll, re-enroll or change their benefit elections for the upcoming plan year. We provide our employer clients with tools, such as educational information, calculators, video, webinars and onsite support to help facilitate their open enrollment and help drive employee participation in our programs.

We also provide both pre- and post-enrollment consultation services to employer clients to ensure that they utilize our services in a way that fits with their overall approach to employee benefit plans for the upcoming year. These consultations include providing employer clients with robust data regarding spend patterns, participation and service utilization, such as website usage, online claims submissions and participant feedback, to ensure maximum employee participation in their benefits programs. Our employer client services team also ensures that any platform or product changes are properly communicated to and adopted by our clients. Examples of these changes include service enhancements, such as online claims processing, the launch of our mobile application and website process changes.

We have relationships with a significant number of regional transit authorities, and have a large catalog of commuter pass offerings. Our employer client services team ensures that our commuter clients’ employee participants are kept informed about rate changes, new pricing schemes and the adoption of new technologies, such as smart cards.

Sales and Business Development

We grow our employer client base through our various sales channels and through other business development efforts.

Sales

We sell our CDB programs to our employer clients through three different sales channels, each of which targets a distinct group of clients.

Enterprise Sales. Our enterprise sales force targets Fortune 1000 companies and generates new large account relationships through employer prospecting, consultant relationships and strategic partnerships. Our sales process includes responding to requests for proposals, making client presentations and providing demonstrations of our v5 platform, and is focused on both securing new accounts as well as cross-selling additional products to existing clients.

SMB Distribution Channel. Our SMB distribution channel complements our enterprise sales channel and consists of third party advisors, including insurance agents and benefits consultants who typically have two to three enterprise clients and several hundred smaller employer clients, and institutional resellers, including regional and national insurance carriers, health plans, payroll providers, commercial banks and TPAs, who sell our CDB programs to smaller employers along with their own complementary products. We provide CDB programs to our resellers who either rebrand our programs under their own name or co-brand the programs with us.

Group Purchasing Organizations. We also sell our programs through group purchasing organizations in which we negotiate a standard service contract with group purchasing organizations that are formed by industry specific employers to cover their members. Once the standard contract and pricing have been negotiated, we are able to add additional employers that are members of the group at a low incremental cost.

Business Development

In addition to our sales channels, we utilize portfolio purchases as a business development strategy to broaden our employer client base and to acquire new employer clients. Since 2007, we have purchased CDB portfolios of four TPAs: CB, MHM, PBS and FBM. We migrate acquired clients to our proprietary technology platforms over time following the completion of a portfolio purchase. The acquired portfolios often contain a mix of large employer clients and SMB clients. In general, larger clients will be transitioned to our v5 platform and smaller clients will be transitioned to the WinFlexOne platform. This process is usually completed over a 12 to 24 month period. In connection with these portfolio purchases, we have leveraged the ease of integration and efficiencies afforded by our on-demand software platforms and cross-sold additional CDB products and services to many acquired employer clients.

Marketing

We market ourselves as a provider of CDB programs and services through three primary channels.

Public Communications

Our public communications marketing efforts include:

•	Our website, which includes information about WageWorks, our CDB programs and developments in the CDB industry, generally;

•	Our nationwide media campaign to educate consumers about FSAs, which includes a consumer website, utilization of spokespersons and broadcast and print media stories;

•	Targeted email and multimedia campaigns to select audiences through leading trade industry publications;

•	Involvement with various industry organizations; and

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Participation in trade shows, conferences and organizations, such as the Employers Council on Flexible Compensation, the Special Interest Group for IIAS Standards and the Society of Human Resource Management.

Client Communications

Our client communications marketing initiatives include:

•	Publication of a monthly client newsletter;

•	Providing clients with educational programs, such as webinars and white papers;

•	Creating education and awareness tools for employees to support clients’ annual open enrollment processes; and

•	Providing clients with regulatory updates and guidance.

Participant Communications

Our participant communications marketing efforts include:

•	Providing open enrollment materials that are easy for participants to understand and complete;

•	Preparing welcome materials and introductory guides for new participants; and

•	Providing ongoing educational resources for participants regarding program features, benefits and regulatory changes.

We also regularly engage in advocacy efforts to educate legislators and regulators about the importance of retaining and expanding the availability of CDBs for employees. For example, during the healthcare reform efforts in 2009, we led an industry-wide initiative that focused on creating awareness amongst legislators about the consumer benefits associated with flexible spending programs and other healthcare-related benefits accounts.

Government Regulation

Our business is subject to extensive, complex and rapidly changing federal and state laws and regulations.

IRS Regulations

We are subject to applicable Internal Revenue Service regulations, which lay the foundation for tax savings and eligible expenses under the CDB programs we administer. Each year, the IRS issues guidance regarding employee plans.

ERISA

Certain of our CDB programs are covered by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, which governs the structure of “employee benefits plans.” ERISA does not apply to dependent care FSAs, HSAs or any of our commuter programs, and does not typically apply to agreements with churches or governments. ERISA generally imposes extensive reporting requirements on employers, as well as an obligation to provide detailed disclosure to covered individuals, which includes both employees and beneficiaries. The Department of Labor can bring enforcement actions or assess penalties against employers for failing to comply with ERISA’s requirements.

HIPAA, Privacy and Data Security Regulations

In connection with processing data on behalf of our clients and participants, we frequently undertake or are subject to specific compliance obligations under privacy and data security-related laws, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related state laws. We are also subject to federal and state security breach notification laws, as well as state laws regulating the processing of personal information, including laws governing the collection, use and disclosure of social security numbers and related identifiers. As part of the payment-related aspects of our business, we may also undertake security-related obligations arising out of the Gramm-Leach-Bliley Act and the Payment Card Industry guidelines applicable to card systems.

Department of Labor

The Department of Labor, or the DOL, is responsible for issuing guidance under any component plans that are subject to ERISA, including healthcare FSAs and HRAs.

The DOL issues technical releases that apply to employee benefit plans generally. In addition, in response to a request by an individual or an organization, the DOL’s Employee Benefits Security Administration may issue an advisory opinion that interprets and applies ERISA to a specific situation, including issues related to consumer-directed healthcare accounts.

Centers for Medicare and Medicaid Services Regulations

The Centers for Medicare and Medicaid Services, or CMS, is heavily involved in the oversight of the plans we administer as a division of the Department of Health and Human Services. Other than ERISA provisions relating to HIPAA, which are enforced by the Department of Labor, and the provisions of the Code related to HIPAA, which are enforced by the Department of Treasury, CMS has primary responsibility for enforcement and implementation of HIPAA and many of the requirements of health reform.

Healthcare Reform

In March 2010, the federal government enacted significant reforms to healthcare legislation through the Patient Protection and Affordable Care Act, or PPACA, and the Healthcare and Education Reconciliation Act of 2010, or HCERA. These laws amended various provisions in many federal laws, including the Internal Revenue Code of 1986, as amended, or the Code, and ERISA. These amendments include numerous coverage changes affecting group health plans, which now apply to insurers and governmental plans, as well as employer-sponsored health plans, including self-insured plans.

Dodd-Frank Act and Durbin Amendment

In July 2010, Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which includes the Durbin Amendment to the Electronic Fund Transfer Act that requires the issuance of new rules that implement interchange transaction fee restrictions and prohibitions against payment card network exclusivity arrangements and transaction routing restrictions related to the processing of electronic debit transactions. Proposed rules implementing these changes have been issued with final rules expected to be promulgated by July 2011. While we do not currently expect that these proposed rules will have, or are reasonably likely to have, a material adverse impact on our financial condition or operating results, we will continue to monitor the status of these proposed regulations to evaluate their potential impact on our business.

Competition

The market for CDBs is highly competitive, rapidly evolving and fragmented. Key categories of competitors include:

•	National CDB specialists, such as PayFlex Systems, Inc. or SHPS, Inc.;

•	Health insurance carriers, such as Aetna or UHC;

•	Human resources consulting firms, such as Aon Hewitt;

•	Payroll providers, such as ADP or Ceridian;

•	Small regional TPAs focused on CDBs; and

•	Commercial banks, such as Bank of America.

CDB sales opportunities are presented through a number of different channels and often involve direct competition and requests for proposal processes. Many of our competitors, such as health insurance carriers, payroll providers, human resources consulting firms and commercial banks, offer CDB programs as non-core offerings bundled with their main products and services. We also compete against many regional TPAs who often lack sufficient resources to rapidly implement new technologies or to tailor their operations and service offerings in response to evolving rules and regulations. We further compete against the limited number of other CDB specialists.

Our ability to compete successfully depends on a number of factors, including:

•	our products’ performance and cost relative to that of our competitors;

•	the quality of service that we provide to our employer clients and their employee participants;

•	our ability to easily identify, acquire and integrate client portfolio purchases; and

•	our industry leadership and expertise.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, some of these competitors may choose to devote greater resources to the development, promotion, sale and support of their products and services. We believe our focus on CDB programs, our high quality service and our highly scalable BaaS delivery model are the principal basis on which we can compete in the CDB market. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by our existing competitors or new companies entering our market.

Intellectual Property

Our success depends in part on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent laws, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have one issued patent which expires in 2027.

Despite our efforts to preserve and protect our proprietary and intellectual property rights, unauthorized third parties may attempt to copy, reverse engineer, or otherwise obtain portions of our products. Competitors may attempt to develop similar products that could compete in the same market as our products. Unauthorized disclosure of our confidential information by our employees or third parties could occur.

Third-party infringement claims are also possible in our industry, especially as software functionality and features expand, evolve, and overlap with other industry segments. Current and future competitors, as well as non-practicing patent holders, could claim at any time that some or all of our products infringe on patents they now hold or might obtain, or be issued in the future.

Employees

At January 31, 2011, we had 816 full-time employees and 28 temporary or seasonal employees. 105 employees are located in our Northern California headquarters and the remainder are located in our various other offices throughout the United States or work remotely from various locations. None of our employees are currently represented by labor unions or are covered by a collective bargaining agreement with respect to their employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Legal Proceedings

From time-to-time, we are subject to various legal proceedings that arise in the normal course of our business activities. In addition, from time-to-time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of the date of this prospectus, we are not a party to any litigation whereby the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows, financial position or brand.

Facilities

We do not currently own any of our facilities. Our corporate headquarters are located in San Mateo, California where we occupy approximately 38,249 square feet of space under a lease that expires in December 2014. We have additional facilities in Arizona, California, Colorado, Florida, Kansas, Michigan and Wisconsin under various leases that expire between November 30, 2012 and November 30, 2015. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of March 31, 2011, are as set forth below:

Name	Age	Position
Joseph L. Jackson	50	Chief Executive Officer and Director
Richard T. Green	52	Chief Financial Officer
Edgar O. Montes	50	Senior Vice President, Service Delivery Operations
Kimberly L. Jackson	42	Senior Vice President, General Counsel and Secretary
Richard M. Berkeley(3)	58	Director
Thomas A. Bevilacqua(2)(3)	54	Director
Bruce G. Bodaken(1)	59	Director
Mariann Byerwalter(1)	50	Director
Jerome D. Gramaglia(2)	55	Director
John W. Larson(3)	75	Director
Leigh E. Michl(1)	49	Director
Edward C. Nafus(2)	70	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Joseph L. Jackson has served as our Chief Executive Officer, and as a member of our board of directors, since February 2007. Prior to joining us, Mr. Jackson served in various roles at First Data Corporation, a provider of payment processing services, from January 1983 until March 2006, most recently as President of Commercial Services for its Western Union subsidiary. Mr. Jackson holds a B.S. in Business Administration from the University of Nebraska. We believe that Mr. Jackson possesses specific attributes that qualify him to serve as a member of our board of directors, including his past business experience and his perspective as our Chief Executive Officer, which brings operational expertise to our board of directors.

Richard T. Green has served as our Chief Financial Officer since December 2008. Prior to joining us, Mr. Green served as Chief Financial Officer for Vertex Business Services N.A., a leading global outsourcing company, from July 2008 to December 2008, and as Chief Financial Officer of the Utility Services Division of Alliance Data Systems, a provider of loyalty marketing solutions derived from transaction-rich data, from March 2000 to July 2008. Mr. Green holds an M.S. in Computer Systems Management from Creighton University and an M.B.A. and a B.S. in Finance from the University of Nebraska.

Edgar O. Montes has served as our Senior Vice President, Service Delivery Operations since March 2007, and as our Vice President, Operations from November 2006 until March 2007. Prior to joining us, Mr. Montes served in various positions with American Express, most recently as Vice President - Customer Service, where he was responsible for overseeing customer service, from December 1982 until November 2006. Mr. Montes holds an M.B.A., a B.S. in Accounting and a B.S. in Real Estate from Arizona State University.

Kimberly L. Jackson has served as our Senior Vice President, General Counsel and Secretary since March 2008. Prior to joining us, Ms. Jackson served as Senior Corporate Counsel for Aricent Inc., a leading communications software company, from May 2007 to March 2008, where she advised Aricent on legal matters, and prior to that as Associate General Counsel for KLA-Tencor Corporation, a provider of yield management and process control solutions for semiconductor manufacturing and related industries, from April 2000 to May 2007, where she advised

KLA-Tencor on legal matters. Ms. Jackson holds a J.D. from the University of the Pacific, McGeorge School of Law and a B.A. in Political Science from the University of California, Santa Barbara.

Board of Directors

Richard M. Berkeley has served as a member of our board of directors since March 2005, and as a member of our nominating and corporate governance committee since July 2005. Mr. Berkeley has served as a managing member of Camden Partners Holdings, LLC, a growth private equity firm, since October 2002, where he focuses on investments in the business and financial services, healthcare and education markets. Prior to joining Camden Partners, Mr. Berkeley spent 19 years with Alex. Brown & Sons, Incorporated and its successor organizations, Bankers Trust Corporation and Deutsche Bank Securities, Inc., where he was responsible for the origination, structuring and consummation of private equity financings for public and private companies. He currently serves on the board of directors of RealPage, Inc., a leading provider of on demand software solutions for the rental housing industry, and on the boards of directors of a number of private companies, educational institutions and charitable organizations. Mr. Berkeley served as an officer in the United States Air Force between 1974 and 1976. He received an M.B.A., a J.D. and a B.A. in History from the University of Virginia. We believe that Mr. Berkeley possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as a member of our nominating and corporate governance committee, including his extensive experience in business and investing and knowledge of equity financings.

Thomas A. Bevilacqua has served as a member of our board of directors since November 2009, as a member of our compensation committee since February 2010 and as a member of our nominating and corporate governance committee since February 2011. Mr. Bevilacqua has served as a Managing Director and Group Co-leader, Information Technology with VantagePoint Capital Partners, a venture capital firm, since November 2007, where he focuses on investments in the information technology market. Prior to joining VantagePoint, Mr. Bevilacqua served as Executive Vice President of E*TRADE Financial from 1997 to 2002, where he served in a variety of operational roles and established E*TRADE’s acquisition and investment strategies. While at E*TRADE, Mr. Bevilacqua founded ArrowPath Venture Partners, an early stage venture capital fund that was later spun out from E*TRADE, and served as the Managing Partner of that firm from 1999 to November 2007. Mr. Bevilacqua was previously a partner at two leading Silicon Valley law firms, Brobeck, Phleger & Harrison LLP and Orrick, Herrington & Sutcliffe LLP. Mr. Bevilacqua received a J.D. from the University of California, Hastings College of the Law and a B.S. in business administration from the University of California at Berkeley. We believe that Mr. Bevilacqua possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as a member of our compensation committee and nominating and corporate governance committee, including his knowledge of technology investments and Internet services, his financial literacy and his general business and legal experience.

Bruce G. Bodaken has served as a member of our board of directors since September 2005, as chairman of our audit committee since May 2009 and as a member of our audit committee since February 2006. Mr. Bodaken has served as the Chairman, President and Chief Executive Officer of Blue Shield of California, California’s second largest nonprofit health insurer, since 2000. Mr. Bodaken joined Blue Shield in 1994 as President and Chief Operating Officer. Prior to joining Blue Shield, Mr. Bodaken served as Senior Vice President and Associate Chief Operating Officer of FHP International Corporation. Mr. Bodaken also serves on numerous professional and civic boards. He is a member of the Institute of Medicine’s Roundtable on Value & Science-Driven Healthcare and serves on the board of directors of the California Business Roundtable, and the University of California, Berkeley’s Health Services Management Program. Mr. Bodaken received an M.S. in Philosophy from the University of Colorado and a B.A. in Philosophy from Colorado State University. We believe that Mr. Bodaken possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as chairman of our audit committee, including his extensive business experience as an executive in the health insurance industry.

Mariann Byerwalter has served as a member of our board of directors since May 2010 and as a member of our audit committee since May 2010. Ms. Byerwalter has been the chairman of JDN Corporate Advisory LLC, a privately-held advisory services firm, since October 2001. Ms. Byerwalter served as Chief Financial Officer and

Vice President for Business Affairs of Stanford University from February 1996 through February 2001. Prior to joining Stanford University, she was a partner and co-founder of America First Financial Corporation from 1987 through January 1996. Ms. Byerwalter was also the Chief Operating Officer, Chief Financial Officer and a director of America First Eureka Holdings, the holding company for EurekaBank, a publicly-traded institution. She was the Chief Financial Officer of Eureka Bank from 1993 to 1996 and was a member of its board of directors from 1988 until the company was sold in 1998. Ms. Byerwalter served as a member of the board of directors of PMI Group, Inc., a provider of residential mortgage insurance, from May 2001 until March 2009. Ms. Byerwalter currently serves on the boards of certain investment companies affiliated with Charles Schwab Corporation, Redwood Trust, Inc., Pacific Life Corporation and Burlington Capital. She serves as a director and as chairman of the board of the Stanford Hospital & Clinics and a director and chair of the audit committee of the Lucile Packard Children’s Hospital. She also serves on the board of trustees of Stanford University. Ms. Byerwalter received an M.B.A. from Harvard University and a B.A. in Economics and Political Science/Public Policy from Stanford University. We believe Ms. Byerwalter possesses specific attributes that qualify her to serve a member of our board of directors and to serve as a member of our audit committee, including her experience as a company executive and her financial and accounting expertise with public companies.

Jerome D. Gramaglia has served as a member of our board of directors since November 2002, as a member of our compensation committee since October 2003 and as the chairman of our compensation committee since February 2006. Since March 2011, Mr. Gramaglia has served as interim Chief Executive Officer and President of Acxiom Corporation, a leading provider of marketing data, services and technology. Prior to such appointment, Mr. Gramaglia was a private investor/advisor to consumer-oriented technology start-ups. From May 2002 to March 2008, Mr. Gramaglia served as Entrepreneur-in-Residence and then as Partner for ArrowPath Venture Partners, a Silicon Valley based venture capital firm. From June 1998 to May 2002, Mr. Gramaglia served as Chief Marketing Officer and then as President and Chief Operating Officer for E*TRADE Group, Inc., a leading provider of electronic financial services. Mr. Gramaglia began his career at Procter & Gamble and later held marketing and general management positions for Nestle, PepsiCo, Imasco and Sprint. Mr. Gramaglia has also served on the boards of directors of Coldwater Creek, a national retailer of women’s apparel, since June 2004 and Acxiom since August 2009. Mr. Gramaglia received a B.A. in Economics from Denison University. We believe Mr. Gramaglia possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as the chairman of our compensation committee, including his experience in various executive roles of a public company, his service on the board of other public companies and his marketing, financial, technology and management expertise.

John W. Larson has served as a member of our board of directors since June 2000, as chairman of our board of directors since July 2006 and as chairman of our nominating and corporate governance committee since February 2006. Mr. Larson retired as a partner at the law firm of Morgan, Lewis & Bockius LLP in December 2009, which he joined in February 2003. Mr. Larson served as partner at the law firm of Brobeck, Phleger & Harrison LLP from 1969 until retiring in January 2003, except for the period from July 1971 to September 1973 when he was in government service as Assistant Secretary of the United States Department of the Interior and Counselor to George P. Shultz, Chairman of the Cost of Living Council. From 1988 until March 1996, Mr. Larson served as the Chief Executive Officer for Brobeck. Mr. Larson has served on the board of directors of Sangamo Biosciences, Inc., a biotechnology company focusing on zinc finger DNA-binding proteins, since January 1996. Mr. Larson also serves on the board of Needham Funds and MBA Polymers. Mr. Larson received an L.L.B. from Stanford Law School and a B.A., with distinction, in Economics from Stanford University. We believe Mr. Larson possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as the chairman of our nominating and corporate governance committee, including his extensive legal career and business background and his experience on the boards of numerous public and private companies.

Leigh E. Michl has served as a member of our board of directors since March 2005 and as a member of our audit committee since May 2009. Since July 2009, Mr. Michl has served as President and Chief Executive Officer of Ultimus, Inc., a provider of business process management software. Since January 2007, Mr. Michl has also served as an independent consultant providing venture capital advisory services to Advent International

Corporation, an international private equity firm. From November 2003 until December 2006, Mr. Michl was a partner at Advent. Between 1988 and 2003, Mr. Michl was a managing director of Ascent Venture Partners, a firm he co-founded, and an associate and general partner of Ascent’s predecessor, Pioneer Capital Corporation. Mr. Michl also worked as a business analyst for The Pioneer Group Inc., a publicly traded mutual fund company, and completed General Electric Company’s Financial Management Program. Mr. Michl has been a director of numerous companies, and is also the past president and trustee of the Mad River Glen ski area in Vermont. Mr. Michl holds an M.S. in Finance from Boston College and a B.A. in Economics from Bates College. We believe Mr. Michl possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as a member of our audit committee, including his extensive business experience as an executive officer and a board member and extensive investment experience in the technology industry.

Edward C. Nafus has served as a member of our board of directors since August 2010 and as a member of our compensation committee since August 2010. From April 2005 until his retirement in December 2007, Mr. Nafus served as President and Chief Executive Officer of CSG Systems International, Inc., a leading provider of customer interaction management solutions to the North American market. Mr. Nafus joined CSG Systems in August 1998 as Executive Vice President and became President, Convergent Services and Solutions Division in January 2002. Prior to joining CSG Systems, Mr. Nafus served in numerous management positions with First Data Corporation from 1978 to 1998, including Executive Vice President from 1992 to 1998, President of First Data International from 1989 to 1997, and Executive Vice President of First Data Resources from 1984 to 1989. From 1971 to 1978, Mr. Nafus worked in sales management, training and sales for Xerox Corporation. From 1966 to 1971, Mr. Nafus was a pilot and division officer in the United States Navy. Mr. Nafus serves on the board of directors of CSG Systems International, Inc. Mr. Nafus received a B.S. degree from Jamestown College. We believe Mr. Nafus possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as a member of our compensation committee, including his experience as an executive and board member of a public company and general business experience.

Code of Business Conduct and Ethics

We expect our board of directors to adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our chief executive officer, chief financial and accounting officer and other principal executive and senior financial officers.

Board of Directors and Risk Oversight

Our board of directors is currently composed of nine members, eight of whom have been determined to be independent within the meaning of the independent director guidelines of                     . Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time-to-time by a resolution of the majority of our board of directors. Each officer serves at the discretion of the board of directors and holds office until his successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

As of the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Richard M. Berkeley, Jerome D. Gramaglia and Leigh E. Michl, and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	the Class II directors will be Mariann Byerwalter, John W. Larson and Edward C. Nafus and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	the Class III directors will be Thomas A. Bevilacqua, Bruce G. Bodaken and Joseph L. Jackson, and their terms will expire at the annual meeting of stockholders to be held in 2014.

Our board of directors is responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the completion of this offering, our board of directors intends to conduct an annual self-evaluation at the end of each fiscal year, which will include a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors will have full access to our management and independent advisors.

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee will discuss with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. Our compensation committee will oversee risk related to compensation policies. Both our audit and compensation committees will report to the full board of directors with respect to these matters, among others.

As part of its oversight of our compensation programs, our compensation committee has considered our executive officer and non-executive employee compensation programs as they relate to our risk management and based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us. Our employees’ base salaries are fixed in amount and do not depend on performance. Our cash incentive program takes into account multiple metrics, thus diversifying the risk associated with any single performance metric, and we believe it does not incentivize our employees to focus exclusively on short-term outcomes. Our equity awards are limited by the terms of our equity plans to a fixed maximum specified in the plan, and are subject to vesting to align the long-term interests of our employees with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

Director Independence

Upon the completion of this offering, our common stock will be listed on                     . Under the rules of             , independent directors must comprise a majority of a listed company’s board of directors within a specified period of time following the completion of this offering. In addition, the rules of              require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In March 2011, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Ms. Byerwalter and Messrs. Berkeley, Bevilacqua, Bodaken, Gramaglia, Larson, Michl and Nafus, representing eight of our nine directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors

is “independent” as that term is defined under the rules of             . Our board of directors also determined that Ms. Byerwalter and Messrs. Bodaken and Michl, who comprise our audit committee, Messrs. Bevilacqua, Gramaglia and Nafus, who comprise our compensation committee, and Messrs. Berkeley, Bevilacqua and Larson, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of             . In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. The audit committee, compensation committee and nominating and corporate governance committee all operate under charters approved by our board of directors, which charters will be available on our website upon the closing of this offering.

Audit Committee. Our audit committee is comprised of Ms. Byerwalter and Messrs. Bodaken and Michl, each of whom is a non-employee member of our board of directors. Mr. Bodaken is the chairman of our audit committee and our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication as defined in the rules of the             . Our audit committee is responsible for, among other things:

•

reviewing and approving the selection of our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee. Our compensation committee is comprised of Messrs. Bevilacqua, Gramaglia and Nafus. Mr. Gramaglia is the chairman of our compensation committee. The compensation committee is responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs;

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

•	reviewing and approving compensation to our non-executive directors;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administrating our equity compensation plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Berkeley, Bevilacqua and Larson. Mr. Larson is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing the succession planning for our executive officers;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee to our board of directors.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for the fiscal year ended December 31, 2010. The table excludes Mr. Jackson, who is a named executive officer, and did not receive any compensation from us in his role as a director in the fiscal year ended December 31, 2010.

	Fees Earned or Paid in Cash	Option Awards (1)(8)		Total
Richard M. Berkeley	$—	$13,645	(2)	$13,645
Thomas A. Bevilacqua	—	13,645	(2)	13,645
Bruce G. Bodaken	46,000	38,675	(3)	84,675
Mariann Byerwalter	17,022	54,400	(4)	71,422
Jerome D. Gramaglia	37,500	38,722	(5)	76,222
John W. Larson	44,000	45,541	(6)	89,541
Leigh E. Michl	—	13,645	(2)	13,645
Edward C. Nafus	9,011	47,974	(7)	56,985

(1)	Amounts represent the aggregate grant date fair value of the option award calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation, as amended, without regard to estimated forfeitures. See Note 12 of our consolidated financial statements for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)

Represents an option granted on May 6, 2010 to purchase up to 13,000 shares of our common stock at a price per share of $2.66. The option vests beginning on May 6, 2010 and vests as to 1/12th of the shares subject to the option per month for the subsequent year, subject to each respective director’s continued service through each vesting date.

(3)

Represents an option granted on May 6, 2010 to purchase up to 13,000 shares of our common stock at a price per share of $2.66 with a grant date fair value of $13,645 and an option granted on November 4, 2010 to purchase up to 22,000 shares of our common stock at a price per share of $3.09 with a grant date fair value of $25,030. The options vest beginning on May 6, 2010 and November 4, 2010, respectively, and each option vests as to 1/12th of the shares subject to such option per month for the subsequent year, subject to Mr. Bodaken’s continued service through each vesting date.

(4)

Represents an option granted on May 6, 2010 to purchase up to 50,000 shares of our common stock at a price per share of $2.66. The option vests beginning on May 6, 2010 and vests as to 1/24th of the shares subject to the option per month for the subsequent two years, subject to Ms. Byerwalter’s continued service through each vesting date.

(5)

Represents an option granted on May 6, 2010 to purchase up to 13,000 shares of our common stock at a price per share of $2.66 with a grant date value of $13,645 and an option granted on November 4, 2010 to purchase up to 22,000 shares of our common stock at a price per share of $3.09 with a grant date fair value of $25,077. The options vest beginning on May 6, 2010 and November 4, 2010, respectively, and each option vests as to 1/12th of the shares subject to such option per month for the subsequent year, subject to Mr. Gramaglia’s continued service through each vesting date.

(6)

Represents an option granted on May 6, 2010 to purchase up to 19,500 shares of our common stock at a price per share of $2.66. The option vests beginning on May 6, 2010 and vests as to 1/12th of the shares subject to the option per month for the subsequent year, subject to Mr. Larson’s continued service through each vesting date.

(7)

Represents an option granted on August 24, 2010 to purchase up to 50,000 shares of our common stock at a price per share of $3.09. The option vests beginning on August 24, 2010 and vests as to 1/24th of the shares subject to the option per month for the subsequent two years, subject to Mr. Nafus’s continued service through each vesting date.

(8)	The aggregate number of shares subject to stock options outstanding at December 31, 2010 for each non-employee director is as follows:

Name	Aggregate Number of Stock Options Outstanding as of December 31, 2010
Richard M. Berkeley	49,000
Thomas A. Bevilacqua	13,000
Bruce G. Bodaken	61,000
Mariann Byerwalter	50,000
Jerome D. Gramaglia	61,000
John W. Larson	100,500
Leigh E. Michl	49,000
Edward C. Nafus	50,000

Standard Compensation Arrangements for Non-Employee Directors

Pursuant to our non-employee director compensation program, our non-executive chairman of the board receives an annual retainer of $40,000 and each of our remaining non-employee directors receives an annual retainer of $20,000, payable quarterly. If a non-employee director serves for only a portion of a year, such non-employee director’s retainer is pro-rated for that portion of the year. The chair of our audit committee receives an additional annual retainer of $10,000, the chair of our compensation committee receives an additional annual retainer of $6,500 and the chair of our nominating and corporate governance committee receives an additional annual retainer of $4,000. Our chairman of the board will not be paid an additional committee chair retainer if he or she also serves as a committee chair. Our non-employee director compensation program allows a non-employee director to elect to be paid their annual retainers in options to purchase that number of shares of our common stock equal to 2.5 times the retainer amount divided by the then-current fair market value of a share of our common stock. The payment of these annual retainers will commence at the first annual meeting of stockholders held after the completion of this offering.

Our non-employee directors are also paid $1,000 for every meeting of the board of directors or committee attended in person, and $500 for every meeting of the board of directors or committee attended telephonically. Prior to this offering, directors affiliated with our major stockholders, Messrs. Berkeley, Bevilacqua and Michl, did not receive retainer payments or payments for attending board or committee meetings.

Under the non-employee director compensation program, each non-employee director is automatically granted a stock option to purchase 50,000 shares of our common stock on the date such person first becomes a non-employee director, under the equity incentive plan in place at that time. Additionally, annually, each non-employee director is automatically granted a stock option to purchase 20,000 shares of our common stock under the equity incentive plan in place at that time. Prior to 2010, each non-employee director was automatically granted a stock option to purchase shares of our common stock on the date such person first became a non-employee director, under the equity incentive plan in place at that time. Prior to this offering, annually, our non-executive chairman of the board was automatically granted a stock option to purchase 19,500 shares of our common stock and each of our other non-employee directors was granted a stock option to purchase 13,000 shares of our common stock.

In November 2010, we granted each of Messrs. Bodaken and Gramaglia a one-time additional stock option to purchase 22,000 shares of our common stock. These grants were made partially in recognition of the dilution caused by the conversion of convertible promissory notes we issued and sold in December 2009.

The exercise price of all stock options granted pursuant to the non-employee director program is equal to the fair market value of our common stock on the date of grant. The term of all stock options will be 10 years. Subject to the adjustment provisions of our equity incentive plans, the initial stock option awards vest monthly over two years, provided the non-employee director continues to serve as a director through each vesting date. Subject to the adjustment provisions of our equity incentive plans, the annual awards vest monthly over one year, provided the non-employee director continues to serve as a director through each vesting date.

Each vested stock option granted under the non-employee director compensation program is exercisable by the grantee for three years following separation from the board of directors.

In the event of a “change in control,” as defined in the appropriate equity incentive plan, with respect to awards granted under the non-employee director compensation program, the participant non-employee director will fully vest in and have the right to exercise awards as to all shares underlying such awards.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about the material components of our compensation program for our named executive officers, or NEOs. Our NEOs for 2010 were Joseph L. Jackson, Chief Executive Officer, who we refer as our CEO; Richard T. Green, Chief Financial Officer; who we refer to as our CFO; Edgar O. Montes, Senior Vice President, Service Delivery Operations and Kimberly L. Jackson, Senior Vice President, General Counsel and Secretary, who we refer to as our GC. More information on the compensation for our NEOs appears in the Summary Compensation Table that follows this section.

2010 Highlights

We believe that the leadership of our executives is critical to the success of our business and that establishing appropriate compensation and incentives helps us to attract, retain and motivate highly skilled executives. In order to provide an executive compensation program that emphasizes pay for performance, we subject a substantial portion of our executives’ compensation to the achievement of performance-based goals.

In 2010, through a combination of client portfolio purchases and organic growth, we grew our revenue from $108.5 million in 2009 to $115.0 million in 2010, despite global adverse economic conditions. We increased healthcare revenues by 7% and commuter revenues by 6% from 2009. Further, our employee participants, employer clients and debit card transaction volume all increased from 2009 to 2010. Our Adjusted EBITDA grew from $15.9 million in 2009 to $22.4 million in 2010, an increase of 40%. In line with our executive compensation program’s emphasis on pay-for-performance, compensation to our executives reflected our financial results.

As a result of our strong performance in 2010, we paid out bonuses under our annual bonus plan at 100% of the targeted amounts. To further our goal of promoting the alignment of our executives’ interests with that of our stockholders, we granted performance-based equity awards during 2010. In addition, to recognize key contributions made by certain executives during 2010, we granted discretionary bonuses, consistent with our philosophy to reward excellence and provide competitive compensation necessary to continue to attract and retain top talent to lead our business.

Overview, Philosophy and Objectives

Our compensation philosophy is to provide programs that attract, retain and motivate key employees who are critical to our long-term success. We strive to provide our NEOs with compensation packages that are competitive, but that also pay for performance, by rewarding achievement of our business goals and aligning our NEO’s interests with those of our stockholders.

The following table identifies the main elements of our 2010 NEO compensation program and the reason we chose to provide each:

Element of Compensation	Basis for Providing Element
Base Salary	To reward the NEO for day-to-day efforts based on demonstrated experience, competencies and performance

Short-term Incentives (also referred to as cash bonuses)	To motivate and reward achievement of our annual strategic goals and to better align the NEOs’ interest with those of our stockholders by promoting strong, annual financial and business results

Discretionary Bonuses	To reward excellence and retain and attract top talent

Element of Compensation	Basis for Providing Element
Long-term Incentives	To align the NEOs’ interests with the long-term interests of our stockholders and to promote the retention of our NEOs through multi-year vesting schedules

Employee Benefits	To provide for the safety and wellness of our NEOs through benefits that are competitive

Change in Control and Severance Benefits	To promote the retention of our NEOs

Compensation-Setting Process

Role of the Board and Compensation Committee

Our board of directors, or the Board, established the compensation committee, or the Committee, of the Board to carry out the Board’s responsibilities of administering our compensation programs (as described further in the section titled “Compensation Committee” under “Management—Committees of the Board of Directors” above). The Committee has the final decision-making authority for the compensation of our NEOs, except for our CEO whose compensation is recommended by the Committee and approved by the Board. The Committee operates under a written charter adopted by the Committee and approved by the Board. The charter will be available on our website upon the completion of this offering. Each committee member qualifies as (i) an “independent director” under the requirements of                    , (ii) a “non-employee director” under Rule 16b-3 of the Exchange Act of 1934, as amended, and (iii) an “outside director” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Our Committee has independent authority to engage outside consultants and obtain input from external advisers as well as our management team or other employees.

Role of Compensation Consultant

In late 2009, our Senior Vice President of Human Resources, at the direction of the Committee, engaged Compensia, a third party executive compensation consultant, to assist us with respect to 2010 compensation of our executives, including our NEOs. For 2010, Compensia was asked by the Committee to develop a comparative framework of our executive compensation program by reviewing privately-held companies and public companies of similar size and financial structure in the high technology industry, as described further below. This process involved Compensia analyzing, reviewing and making recommendations to the Committee regarding (i) our peer group companies and (ii) various elements of our executive pay program as compared to privately held and publicly traded peer group companies, including base salary, cash bonuses, and long term incentives, as well as total equity ownership, and change in control and severance arrangements. From time-to-time, our management also discussed their questions with Compensia regarding the projects and presentations that Compensia provided to the Committee. In 2010, Compensia did not provide any services to us, or receive any payments from us, other than in their capacity as a consultant to the Committee.

Role of Management

Our CEO typically attends Committee meetings except for executive sessions (unless specifically requested by the Committee to be present). No NEO attends an executive session at which his or her compensation is considered. Our CEO, with the assistance of the CFO and GC as appropriate, may provide recommendations with respect to compensation for the NEOs other than himself. The Committee considers these recommendations, but may approve, reject or adjust them as the Committee deems appropriate.

Peer Companies

Peer Private Companies

For 2010, with the assistance of Compensia, the Committee considered various data in order to conduct a comparative analysis of our NEOs’ compensation against our peer companies. In particular, the Committee looked to the Advanced HR—Option Impact Pre-IPO Compensation Database covering privately held high technology companies with revenues over $100 million and range of privately raised capital between $50 million and $100 million, which we refer to as the Peer Private Companies. Compensia recommended, and the Committee agreed, that the Peer Private Companies data offered a more relevant comparative framework than a set of public companies, due to our stage of development and status as a private company at the time. Due to the fact that privately-held companies participate on a confidential basis in the surveys that yield the database results, we have no visibility into the companies that participated in the survey and, instead, only visibility as to the aggregated data provided by employee position.

Peer Public Companies

The Committee also considered data from certain publicly traded companies in order to conduct a comprehensive review of our executive compensation practices and to enable any appropriate planning needed for a potential initial public offering in the upcoming year. This additional data consisted of both publicly traded high technology companies in the Radford Executive Survey with revenues in the $50 million to $200 million range, which we refer to as the Radford Companies, and a separate set of 18 publicly traded companies based on publicly available data compiled by Compensia, which we refer to as the Peer Group Companies, and together with the Radford Companies, the Peer Public Companies, that the Committee approved based on various factors including company revenue (approximately $50 million to $200 million) and the industry in which the companies operate (companies chosen are in the human resources and outsourced services and human resources software industries) as follows:

Peer Group Companies

Athenahealth, Inc.	ExlService Holdings, Inc.	Saba Software, Inc.
Callidus Software, Inc.	HMS Holdings Corp.	SuccessFactors, Inc.
Concur Technologies, Inc.	Innodata Isogen, Inc.	Taleo Corporation
Constant Contact, Inc.	Kenexa Corporation	Tier Technologies, Inc.
CyberSource Corp.	Online Resources Corporation	The Ultimate Software Group, Inc.
Dice Holdings, Inc.	S1 Corporation	Wright Express Corporation

We did not review the companies that comprised the set of Radford Companies, but instead obtained only aggregated data according to the relevant employee position. The Committee believed (secondarily to the Peer Private Companies) that this set of data was appropriate because the companies were similar in size and operated within the same or similar industries as us. With respect to our CEO, CFO and GC, the Peer Public Companies data for base salary and short-term incentive was a blend of the Radford Companies and Peer Group Companies, and Peer Public Companies data for equity compensation was limited to the Peer Group Companies. For Mr. Montes’ position as our Senior Vice President, Service Delivery Operations, the peer market data with respect to base salary and short-term incentives was based on the Radford Companies due to the limited data available in the Peer Group Companies. However, all of the equity compensation market analysis for our NEOs was based on the Peer Group Companies.

Use of Peer Data

Within these peer companies, we generally target the 50th percentile for each element of compensation. We believe that this benchmark level provides a competitive compensation package that has sufficient retention and incentive value for our executives. In setting the various elements of compensation for the NEOs, rather than reviewing each element of compensation in isolation, we also take into account total cash compensation (i.e., base salary plus short-term incentives) and total direct compensation (i.e., total cash compensation plus equity incentives), both of which are also targeted at the 50th percentile. We believe that considering these measures is important because it allows us to provide compensation that, as a complete package, is appropriate for each individual.

The data described above was used principally for purposes of validation and as guidelines, with the expectation that adjustments to compensation that vary from the target will be made incrementally over time (rather than implementing any dramatic changes immediately). Moreover, other factors, such as performance, contributions, motivation, retention, and importance of the role, ultimately may drive the decision and result in compensation that differs from the targeted percentile. However, over time, we intend NEO compensation with respect to the targeted elements to be at approximately the 50th percentile of our peer group.

Further, the available peer market data for Mr. Montes’ position as Senior Vice President, Service Delivery Operations was not comprehensive, resulting in an analysis with respect to his compensation that the Committee believed did not take into account some of his larger responsibilities with respect to our operations. As a result, the Committee generally also took into consideration these larger responsibilities in reviewing and setting Mr. Montes’ compensation for 2010.

Elements of Compensation

Total Cash Compensation

As described above, in early 2010, we reviewed our NEOs’ targeted total cash compensation, which compared to our Peer Private Companies as follows:

Name	Base Salary at 2009 Year End ($)	2009 Target Bonus Amount ($)	2009 Targeted Total Cash Compensation ($)	2009 Targeted Total Cash Compensation Compared to Peer Private Companies
Joseph L. Jackson	400,000	200,000	600,000	Between the 50th and 75th Percentiles
Richard T. Green	275,000	110,000	385,000	Between the 50th and 75th Percentiles
Edgar O. Montes	208,000	62,400	270,400	Between the 50th and 75th Percentiles
Kimberly L. Jackson	190,000	76,000	266,000	Between the 50th and 75th Percentiles

The Committee believed that our NEOs’ total cash compensation percentile rankings reflected the fact that many of our employees came from larger companies at which they otherwise would have earned higher base salaries and bonuses than a company more similar in size to us. In the past, this necessitated offering a sufficiently high level of cash compensation in order to attract the executive to join us. However, as compared to the Peer Public Companies, the total cash compensation of each of Messrs. Jackson and Green was at approximately the 50th percentile, and the total cash compensation of each of Mr. Montes and Ms. Jackson was between the 25th and 50th percentiles.

Base Salary

We typically review and consider adjustments to base salaries on an annual basis, following the Committee’s review (or the Board’s review, with respect to our CEO) of the executive’s performance for the most recently ended fiscal year. Base salaries generally are set at levels intended to recognize the NEOs’ experience, competencies and responsibilities and, over time, are intended to reflect the NEOs’ overall sustained performance and contributions to our Company.

The following table shows each NEO’s base salary during the first four months of 2010 and the base salary increases that the Committee approved effective as of May 2010:

Name	Early 2010 Base Salary	Early 2010 Base Salary Compared to Peer Private Companies	May 2010 Base Salary	Percent Increase in Base Salary as of May 2010
Joseph L. Jackson	$400,000	Above the 75th Percentile	$400,000	0.0%
Richard T. Green	275,000	Between the 50th and 75th Percentiles	281,875	2.5
Edgar O. Montes	208,000	Above the 75th Percentile	218,400	5.0
Kimberly L. Jackson	190,000	Between the 25th and 50th Percentiles	198,550	4.5

The base salary increases for Messrs. Green and Montes and Ms. Jackson were provided in order to reward their contributions and strong performance during the prior year. For example, the Committee recognized Messrs. Green and Montes’ demonstration of leadership in achieving significant enhancements to our account management system, and Ms. Jackson’s instrumental role in participating in the U.S. Congressional discussions regarding potential, significant changes to flexible benefit accounts (which is one of the key benefits we provide for our clients). In addition, the Committee reviewed other factors, such as internal equity (that is, each NEO’s total rewards including cash compensation, cash incentives or bonuses, benefits and equity, as compared with other employees with similar authority and/or responsibilities within our company), the market data as described above and our budget with respect to salary compensation. For example, Mr. Green’s salary increase on a percentage basis was smaller than with respect to Mr. Montes or Ms. Jackson, which reflects only that he was hired more recently and as part of his new hire compensation package, his salary was set at a relatively high level compared to the market data. As another example, with respect to Mr. Jackson’s base salary, the Board considered the market data which showed that his base salary ranked relatively high among the Peer Private Companies. Despite his strong performance in the relevant period, the Board determined that based on the longer term interest of aligning base salary generally at the 50th percentile among our peer companies, no adjustment would be made to his salary in 2010.

Short-Term Incentives (Cash Bonuses)

We adopted a 2010 Bonus Plan, or the Bonus Plan, in order to reward the performance of our employees, including our NEOs, in achieving our financial and strategic objectives for the year. Bonuses are discretionary and the Committee and Board may determine bonuses based on achievement of performance goals and other factors they deem relevant. The Committee and Board may determine to award a bonus at a level higher than the bonus amount that otherwise would become payable based on actual achievement of performance goals; the Committee and Board also have discretion to reduce bonus amounts or to determine not to award any bonus.

Target Bonuses

Each year we typically establish a target bonus for our NEOs expressed as a percentage of base salary. Prior to setting bonuses for 2010, the Committee reviewed the market analysis with respect to bonuses for our NEOs. The following table shows the 2010 target bonus that was approved for each NEO:

Name	2009 Target Bonus as a Percentage of Base Salary (%)	2009 Target Bonus Compared to Peer Private Companies	2010 Target Bonus as a Percentage of Base Salary
Joseph L. Jackson	50	Below the 25th Percentile	50%
Richard T. Green	40	At Approximately the 50th Percentile	40
Edgar O. Montes	30	At Approximately the 50th Percentile	40
Kimberly L. Jackson	40	At Approximately the 75th Percentile	40

With respect to Mr. Montes, the Committee determined that his target bonus should be increased from 30% to 40% based on internal equity considerations (that is, his total rewards including cash compensation, cash incentives or bonuses, benefits and equity, as compared with other employees with similar authority and/or responsibilities within our company), as well as his strong performance in 2009, as described above. All other NEOs’ target bonus remained the same for 2010 as compared to 2009. The Committee (and the Board with respect to our CEO) believed that, based on review of the NEOs’ total cash compensation and total direct compensation, as well as base salary increases during 2010, that the current target bonus percentages were appropriate.

Performance Goals

For 2010, performance goals were based on the achievement of our annual adjusted earnings before interest, tax, depreciation and amortization, or Adjusted 2010 EBITDA, certain corporate goals and individual goals. These goals were weighted as follows:

Performance Goal	Weighting
Adjusted 2010 EBITDA	45%
Overall Corporate Goals	40
Individual Goals	15

We believe that this mix of corporate and individual goals for 2010 was appropriate because the former incentivized our executives to work as a team to achieve important financial, business and strategic goals, while the latter focused each NEO’s attention on the critical objectives specific to his or her role and responsibilities within our company.

Adjusted 2010 EBITDA. For purposes of the Bonus Plan, Adjusted 2010 EBITDA means our 2010 EBITDA as adjusted by: (1) adding back compensation costs for 2010 for share-based payments that otherwise would be amortized for financial reporting purposes; (2) excluding the financial results of any businesses acquired by us during 2010 (unless such business also was included in the budgeted Adjusted 2010 EBITDA target as approved by the Board); and (3) including the effect of bonuses paid to our employees (including our NEOs) for 2010. The following table describes the levels of Adjusted 2010 EBITDA performance required for 2010 for our NEOs, as well as the multiplier that would be applied to the portion of the eligible bonus (45% of the bonus) upon achievement of this performance goal:

Achievement of Adjusted 2010 EBITDA(1)	Multiplier Allocated to Adjusted 2010 EBITDA Performance Goal
Greater than $20,125,000	A multiplier of 125% is allocated to achievement of the performance goal
At least $14,500,000 but not greater than $20,125,000

A multiplier between 90% and 125% is allocated to achievement of the performance goal, prorated based on the level of achievement within such Adjusted 2010 EBITDA range (i.e., an increase of 1% per $0.161 million increase)

Less than $14,500,000	No amount becomes payable with respect to the Adjusted 2010 EBITDA performance goal

(1)	The target goal (which at 100% achievement yields a multiplier of 100%) is based on achievement of Adjusted 2010 EBITDA at $16.1 million.

Overall Corporate Goals. The following table describes the four overall corporate goals selected for 2010 and the required level of achievement with respect to each:

Corporate Goal	Required Achievement
Client Renewal	Achieve at least 93% renewals of agreements based on revenue
Company Revenue	Achieve at least $115.1 million in revenue for 2010
New Sales	Achieve at least $15.0 million in new or existing clients for new programs and implementation
Employee Participation	Achieve a minimum 5% increase in employee participation in clients’ flexible spending account benefits

The amount of bonus that would become payable with respect to achievement of the overall corporate goals was based on the number of overall corporate goals achieved for 2010, divided by the total number of those goals. However, even if these goals were achieved, no bonus would become payable with respect to the overall corporate goals unless a minimum Adjusted 2010 EBITDA of $13.8 million was achieved for 2010.

Individual Goals. In addition to the corporate goals, the bonuses for our NEOs depended on achievement of individual goals that were specific to his or her roles and responsibilities. The following table summarizes the individual goals for each NEO for 2010:

Name	Individual Performance Goals and Weightings
Joseph L. Jackson	Rated on his overall performance, using the following factors: (1) increase employee participation in clients’ flexible spending account benefits by at least 5%; (2) complete new equity or debt funding; (3) complete portfolio purchases; (4) support the nominating and corporate governance committee of the Board to identify two new Board members; and (5) execute initial public offering planning and preparation.

Richard T. Green	Rated on his overall performance, using the following factors: (1) execute initial public offering planning and preparation relating to the Sarbanes-Oxley Act of 2002, as amended (weighted at 40%); (2) implement activity-based cost models for commuter, health savings account and COBRA* benefits (weighted at 40%); (3) support other preparation relating to the initial public offering (weighted at 10%); and (4) support improvements in our operations.

Edgar O. Montes	Rated on his overall performance, using the following factors: (1) improve customer support center performance (weighted at 20%); (2) improve client satisfaction based on transaction-based services (weighted at 20%); (3) improve new client satisfaction (weighted at 5%); (4) reduce certain operational costs (weighted at 35%); (5) implement improvements in account management system (weighted at 10%); and (6) improve employee retention (weighted at 10%).

Kimberly L. Jackson	Rated on her overall performance, using the following factors: (1) improve operations relating to processing of accounts and client agreements; (2) improve management of agreements entered into with external constituents; (3) increase consistency among various other agreements, policies and documents in use; (4) execute on preparation relating to the initial public offering; and (5) execute legal and strategic goals relating to portfolio purchases (each equally weighted at 20%).

*	Refers to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Each individual performance goal is assigned a score on a scale of one through five, with five being the best possible score (other than with respect to our CEO, as described below) depending on the level of achievement of that goal. If the final weighted average score of all of the NEO’s individual performance goals resulted in a score of three or higher, the individual performance goals for him or her would be deemed achieved in full. However, even if these goals were 100% achieved, no bonuses with respect to the individual performance goals would be payable unless a minimum Adjusted 2010 EBITDA of $13.8 million was achieved for 2010. Our CEO’s performance was reviewed by the Committee and Board and achievement levels were subject to the Board’s approval. All other NEOs’ performances were reviewed and recommended by our CEO, subject to the Committee’s review and approval.

2010 Results

Following the performance period, the Committee assessed the performance of us against the criteria under the Bonus Plan and determined that for 2010, we achieved an Adjusted 2010 EBITDA for bonus purposes of $22.2 million (resulting in a multiplier of 125% for the Adjusted 2010 EBITDA performance goal) and of the four overall corporate goals the two goals relating to client renewal and revenue were achieved at 95% and $115.0 million, respectively. Although the goal relating to revenue required achievement at $115.1 million, the Committee approved achievement of the goal given that the actual revenue was very close to the required revenue amount.

Further, each of our NEOs achieved strong scores with respect to their individual performance goals (other than our CEO whose individual performance goals were not reviewed based on numerical scores). For our NEOs other than our CEO, each individual goal was achieved at a minimum of 4.0 out of a maximum 5.0 score, with the overall score ranging from 4.2 to 4.9 out of a maximum of 5.0 among the NEOs. These weighted average scores were deemed to be full achievement of the individual performance goals for each of the NEOs (other than our CEO). This achievement resulted in an overall bonus payable at 91.25%. With respect to Mr. Jackson’s individual performance goals, the Board determined that nearly all of his goals were achieved in full; the only goal that was not achieved in full related to the increase in employee participation in our clients’ flexible spending account benefits. Based on these results, the Board deemed Mr. Jackson’s individual performance goals to have been achieved in full.

Following review of the performance results, in light of very strong performance by each of the NEOs in 2010 and looking ahead to a challenging year in 2011, our CEO recommended (for the NEOs other than himself), and the Committee agreed, that bonuses would be paid out at 100% of target. The Board also approved Mr. Jackson’s bonus at 100% of target, for the same reasons. We believe the adjustment was appropriate in order to meet our retention concerns and to provide additional motivation to our executives during a critical period leading up to the anticipated public offering of our common stock.

The following table sets forth the 2010 bonuses paid to our NEOs:

Name	Target Bonus as a Percentage of Base Salary	Actual Bonuses	Actual Bonuses as a Percentage of Base Salary
Joseph L. Jackson	50%	$200,000	50%
Richard T. Green	40	112,750	40
Edgar O. Montes	40	87,360	40
Kimberly L. Jackson	40	79,420	40

Discretionary Bonuses

In 2010, we determined it was appropriate to provide discretionary bonuses to certain NEOs for their demonstration of excellence and in recognition for their efforts with respect to certain of our important goals. Particularly, the Committee recognized Ms. Jackson’s instrumental role in participating in the U.S. Congressional discussions regarding potential, significant changes to flexible benefit accounts (which is one of the key benefits we provide for our employer clients) and Messrs. Green’s and Montes’ demonstration of leadership in achieving significant enhancements to our account management system. In order to reward them for their contributions, the Committee approved the following discretionary bonuses to these NEOs, which were paid in early 2010:

Name	Discretionary Bonus Amount
Richard T. Green	$20,000
Edgar O. Montes	20,000
Kimberly L. Jackson	25,000

Long-Term Incentives (Equity Awards)

We believe that strong, long-term corporate performance is achieved with a corporate culture that encourages a long-term focus by our NEOs through the use of equity awards, the value of which depends on our stock performance. We have established equity incentive plans to provide certain of our employees, including our NEOs, with incentives to help align those employees’ interests with the interests of our stockholders and to enable them to participate in the long-term appreciation of our stockholder value. Additionally, to the extent equity awards are granted, these provide an important retention tool for key employees, as the awards generally are subject to vesting over an extended period of time subject to continued service with us.

In early 2010, with the assistance of Compensia, the Committee reviewed total direct compensation and the percent equity ownership of our NEOs based on their outstanding equity awards and shares held (excluding shares acquired as an investment) and determined that as compared to the Peer Private Companies, their equity holdings were as follows:

Name	Percentile Equity Ownership Compared to Peer Private Companies
Joseph L. Jackson	Below the 25th Percentile
Richard T. Green	Below the 25th Percentile
Edgar O. Montes	Between the 50th and 75th Percentiles
Kimberly L. Jackson	Between the 25th and 50th Percentiles

The Committee also reviewed past equity award grants to our NEOs and recognized that as of late 2009, a majority of Mr. Jackson’s, and about one-half of Mr. Montes’, outstanding option grants were vested. Based on our compensation philosophy of aligning our NEOs’ interests with that of our stockholders, and after considering the factors above, we determined it was appropriate to grant our NEOs the following option grants in May 2010:

Name	May 2010 Option Grants (Number of Shares)
Joseph L. Jackson(1)	750,000
Richard T. Green(2)	175,000
Edgar O. Montes(2)	60,000
Kimberly L. Jackson(2)	35,000

(1)

Mr. Jackson received two option grants, each covering 375,000 shares. The first option grant is scheduled to vest as to 25% of the shares on the first anniversary of the grant date, and an additional 1/48th of the shares on each of the 36 succeeding monthly anniversaries of the date of the grant, subject to continued employment through each relevant vesting date. The second option grant is scheduled to vest in May 2017, subject to continued employment through such date, or may vest sooner upon satisfaction of the same performance criteria as described below with respect to Mr. Jackson’s November 2010 option grant.

(2)

Options are scheduled to vest as to 25% of the shares on the first anniversary of the grant date, and an additional 1/48th of the shares on each of the 36 succeeding monthly anniversaries of the date of the grant, subject to continued employment through each relevant vesting date.

During 2010, the Committee considered the appropriateness of providing equity awards that would provide incentive to our NEOs to achieve our important strategic and business objectives. The Committee requested management to provide a recommendation regarding performance-based awards to be granted to the executives. After consulting with Compensia and discussions with management, we determined that one-half of the shares subject to options granted to Mr. Jackson in May 2010 would be subject to performance-based vesting. Additionally, in November 2010, the Committee (and Board with respect to our CEO) granted the following performance-based options to our NEOs:

Name	November 2010 Option Grants (Number of Shares)
Joseph L. Jackson	300,000
Richard T. Green	60,000
Edgar O. Montes	40,000
Kimberly L. Jackson	25,000

The November 2010 grants were made partially in recognition of the dilution caused by the conversion of convertible promissory notes we issued and sold in December 2009. Although these options are scheduled to vest in November 2017, subject to continued employment through such date, the awards may vest sooner, based on achievement of certain milestones as follows:

Percentage of Option Grant	Vesting Criteria(1)
25%	Achievement of the public offering of our common stock on The NASDAQ Stock Market or New York Stock Exchange

25	Achievement of revenue growth of at least 8% per year for two consecutive years attributable to our specified revenue growth performance goal, based on our audited financials

50	Achievement of both performance goals described above

(1)	As discussed above, these performance criteria also apply to Mr. Jackson’s option grant covering 375,000 shares granted in May 2010.

We chose these performance goals because we believe that long-term revenue growth is an important indicator of the success of our business and that focusing our executives on the achievement of the public offering of our common stock is an important strategic objective that would benefit us and our stockholders. Consistent with our compensation philosophy, these awards are intended to increase the alignment of our NEOs’ interests with the long-term interests of our stockholders. The Committee determined that the specified revenue growth performance goal was not achieved for the year ended December 31, 2010 and the Committee determined it would not have been achieved for the years ended December 31, 2008 and 2009. However, the Committee believes it is a clear performance incentive that aligns our NEOs’ interests with the long-term interests of our stockholders. We believe that these performance-based grants demonstrate our commitment to our compensation philosophy of paying for performance.

Equity Award Grant Practices

Equity awards are granted to our NEOs and other employees under our 2010 Equity Incentive Plan. The grant date of all equity awards is the date on which the Committee approves the award (or the Board with respect to our CEO). The Committee has not delegated authority to grant equity awards under the 2010 Equity Incentive Plan. The Committee does not intend to establish any program, plan or practice of timing the grant of equity awards in coordination with the release of material non-public information that is likely to result in any increase or decrease in the value of our common stock.

Stock Ownership Guidelines

At this time, we have not adopted stock ownership guidelines with respect to the NEOs or other employees, although we may consider doing so in the future. Prior to the effectiveness of this offering, we expect to establish an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to our common stock.

Employee Benefits

Our NEOs are eligible to participate in the same group insurance and employee benefit plans as our other full-time, U.S. employees. We provide employee benefits to all eligible employees, including our NEOs, which we believe are reasonable and consistent with our overall compensation objective to better enable us to attract and retain employees. These include benefits such as medical, dental, and vision care, disability benefits and life insurance. We also sponsor a 401(k) tax-qualified retirement savings plan pursuant to which employees, including our NEOs, are entitled to participate. Employees can make contributions to the plan on a pre-tax basis up to 85% of their eligible compensation, subject to the maximum amount prescribed by the Internal Revenue Service. Under the 401(k) plan, we provide discretionary matching contributions at 25% of the first 4% of the employee contribution, up to a maximum of 1% of the employee’s eligible compensation. Other than this plan, we do not maintain any other deferred savings plans in which the NEOs participate. We do not maintain or provide any defined benefit plans for our employees.

Relocation Benefits

During late 2009 and 2010, the Board reviewed certain relocation arrangements previously entered into with Mr. Jackson. In order to recruit him to join us, we offered him assistance in his relocation from Colorado as part of his new hire compensation package in 2007, as amended in 2008. As part of these benefits, Mr. Jackson was entitled to receive an amount equal to the difference between the market value of his house when he was hired by us, less the sale price of his house, plus sales commission and closing costs, on a grossed up basis for tax purposes. As a result, following the sale of his Colorado home, Mr. Jackson received a payment in an aggregate amount of $373,645 during 2010.

During 2010, we provided Mr. Green with a reimbursement equal to $36,683 for certain costs he incurred in connection with his relocation from Texas to California. In order to recruit Mr. Green to join us, we offered him certain relocation benefits in an aggregate amount not to exceed $160,000, which included reimbursement of realtor fees of up to 6% of the sale price of his Texas home, normal and customary closing costs, and a tax gross-up with respect to these payments. Accordingly, in early 2010, we provided Mr. Green such payment following the sale of his home in late 2009. No other relocation benefits remain outstanding with respect to Mr. Green’s relocation in connection with his hire. Other than Messrs. Jackson and Green, none of the other NEOs had any relocation benefits in 2010.

Change in Control and Severance Benefits

In hiring our executive officers, we recognized that it would be necessary to recruit qualified candidates that have the requisite experience, talent and skills to fill critical positions. In recruiting these executives, we offered compensation packages that we believe were competitive and sufficiently compelling in order for them to forego other opportunities and/or leave their prior employment. We have entered into agreements with each of our NEOs and certain other executives, either in connection with their hire or for internal equity considerations, which provide for certain severance benefits in the event of a qualifying termination. We believe that these agreements will help our NEOs and other executives to maintain their focus and dedication to their responsibilities to help maximize stockholder value by minimizing distractions due to the possibility of an involuntary termination or termination in connection with a potential change in control of us. We also believe that these arrangements further our interest in encouraging retention among our key employees.

The benefits include continued payment of base salary and health coverage for six months (or 12 months for Mr. Jackson) and a tax gross-up, if any, with respect to health coverage, upon an “Involuntary Termination” (as defined in the applicable agreement). Mr. Jackson additionally would be eligible to receive all or a portion of his bonus in effect for the year that the termination occurs subject to the Board’s sole discretion, and he will be entitled to receive accelerated vesting of certain options as if he remained employed through the date 24 months following his termination, upon an “Involuntary Termination” within 24 months following a “Change in Control” (as defined in the applicable agreement) or during the time between signing a definitive agreement for a Change in Control and either (x) the closing of such Change in Control or (y) the termination of such agreement without completion of the proposed Change in Control. The other NEOs additionally would be entitled to receive his or her prorated bonus and acceleration of options as if he or she had remained employed through the date 18 months following such termination, upon an “Involuntary Termination” within 12 months following a “Change in Control” or during the time between signing a definitive agreement for a Change in Control and either (x) the closing of such Change in Control or (y) the termination of such agreement without completion of the proposed Change in Control. The severance benefits are subject to the NEO executing a release of claims in favor of us and complying with certain covenants (described further below).

An Involuntary Termination generally refers to a termination without cause or the NEO’s resignation within 90 days following a material reduction in base salary or job duties, a material relocation of principal place of employment, or our material breach of our obligations under the applicable agreement. Change in Control generally refers to a change in ownership of us, change in the effective control of us, or change in ownership of a substantial portion of our assets, in each case which also qualifies as a change in control event under Section 409A of the Code.

Our 2010 Bonus Plan provided for bonuses to become payable to the NEO (or his or her estate, as applicable) in the event of death or disability, in an amount equal to the bonus that otherwise would have been paid if he or she remained employed with us through the date that the bonus is paid.

These various agreements are described in more detail in “—Employment Agreement and Executive Severance Benefit Agreements” and “—Potential Payments Upon Termination or Change in Control” below.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows a tax deduction to any publicly held corporation for any remuneration in excess of $1.0 million paid in any taxable year to its chief executive officer and to certain other highly compensated officers. Remuneration in excess of $1.0 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

As we had been a privately-held corporation, the deductibility limit imposed by Section 162(m) previously did not apply to us. Moreover, under a certain Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1.0 million limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. We expect that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The Committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any executive officer, including any NEO, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010 and we have not agreed and are not otherwise obligated to provide any NEOs with such a “gross-up.” Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Accounting Treatment

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation, or ASC Topic 718, for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers, for services rendered to us in all capacities during the fiscal year ended December 31, 2010:

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Non-equity Incentive Plan Compensation(2)	Other Compensation		Total
Joseph L. Jackson	2010	$400,000	$—	$1,486,674	$200,000	$376,095	(3)	$2,462,769
Chief Executive Officer

Richard T. Green	2010	279,583	20,000	305,211	112,750	36,683	(4)	754,227
Chief Financial Officer

Edgar O. Montes	2010	214,933	20,000	136,458	87,360	2,450	(5)	461,201
Senior Vice President, Service Delivery Operations

Kimberly L. Jackson	2010	196,206	25,000	82,344	79,420	2,450	(5)	385,420
Senior Vice President, General Counsel and Secretary

(1)	Amounts represent the aggregate fair market value of options granted in the fiscal year ended December 31, 2010 to the named executive officer calculated in accordance with ASC Topic 718 without regard to estimated forfeitures. See Note 12 to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	Amounts represent the total performance-based bonuses earned for services rendered in 2010 under our Bonus Plan. For more information, please see the description of the Bonus Plan in the “Compensation Discussion and Analysis” section.
(3)	Amounts represent (i) $201,906 in reimbursements for relocation related expenses, (ii) $171,739 in tax gross-ups associated with taxable relocation related expenses and (iii) $2,450 in 401(k) matching contribution by us.
(4)	Amounts represent (i) $20,550 in reimbursements for relocation related expenses, (ii) $16,133 in tax gross-ups associated with taxable relocation related expenses and (iii) $2,450 in 401(k) matching contribution by us.
(5)	Amount represents 401(k) matching contribution by us.

Grants of Plan-Based Awards

The following table presents grants of plan-based awards to our named executive officers during 2010:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards	All Other Option Awards:	Exercise Price of Options ($/sh)(5)	Grant Date Fair Value of Options (6)
		Threshold	Target (1)	Maximum (2)	Target (3)	Number of Securities Underly- ing Options (4)
Joseph L. Jackson	—	$—	$200,000	$222,500	—	—	$—	$—
	5/6/2010	—	—	—	375,000	—	2.66	551,966
	5/6/2010	—	—	—	—	375,000	2.66	443,566
	11/4/2010	—	—	—	300,000	—	3.09	491,142

Richard T. Green	—	—	112,750	125,434	—	—	—	—
	5/6/2010	—	—	—	—	175,000	2.66	206,982
	11/4/2010	—	—	—	60,000	—	3.09	98,229

Edgar O. Montes	—	—	87,360	97,188	—	—	—	—
	5/6/2010	—	—	—	—	60,000	2.66	70,972
	11/4/2010	—	—	—	40,000	—	3.09	65,486

Kimberly L. Jackson	—	—	79,420	88,355	—	—	—	—
	5/6/2010	—	—	—	—	35,000	2.66	41,415
	11/4/2010	—	—	—	25,000	—	3.09	40,929

(1)	Amounts reported in this column represent the target performance-based bonus of each named executive officer granted under our Bonus Plan, as described in “Compensation Discussion and Analysis.”

(2)	The maximum bonus payout amount represents the amount payable if we achieve Adjusted EBITDA of greater than $20,125,000, as described in the “Compensation Discussion and Analysis” section.
(3)	Options reported in this column vest in full on the seven-year anniversary of the grant date; provided, however, (a) 25% of each grant will vest immediately if certain financial performance goals are met, (b) 25% of each grant will vest immediately upon a successful listing of our common stock on NASDAQ or the New York Stock Exchange and (c) the remaining 50% of each grant will vest immediately if both (a) and (b) occur, subject to the respective named executive officer’s continued service to us on each such vesting date. The vesting of this option is described in the “Compensation Discussion and Analysis” section. The number of shares reported as “target” represents the total number of shares granted to named executive officers in 2010. The options granted on May 6, 2010 were granted under our 2000 Stock Option/Stock Issuance Plan and the options granted on November 4, 2010 were granted under our 2010 Equity Incentive Plan.
(4)

Options reported in this column were granted under our 2000 Stock Option/Stock Issuance Plan and vest as to 25% of the shares on the first anniversary of the grant date, and an additional 1/48th of the shares on each of the 36 succeeding monthly anniversaries of the date of the grant, subject to the respective named executive officer’s continued service to us on each such vesting date.

(5)	Our shares of common stock were not publicly traded during 2010. The exercise price of all options was the fair value of a share of our common stock on the date of grant as determined in good faith by our board of directors.
(6)	Amounts represent the grant date fair value of the stock options, calculated in accordance with ASC Topic 718 without regard to estimated forfeitures. See Note 12 to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value or incremental fair value of our stock options.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain plan information of equity awards held by our named executive officers as of December 31, 2010:

Name	Grant Date		Number of Securities Underlying Unexercised Options - Exercisable	Number of Securities Underlying Unexercised Options - Unexercisable	Exercise Price of Option	Expiration Date of Options
Joseph L. Jackson	5/25/2007	(1)	1,293,750	56,250	$4.71	5/25/2017
	2/7/2008	(1)	70,833	29,167	4.14	2/7/2018
	5/7/2009	(1)	79,167	120,833	3.07	5/7/2019
	5/6/2010	(1)	—	375,000	2.66	5/6/2020
	5/6/2010	(2)	—	375,000	2.66	5/6/2020
	11/4/2010	(2)	—	300,000	3.09	11/4/2020

Richard T. Green	5/29/2009	(1)	150,000	150,000	3.07	5/29/2019
	5/6/2010	(1)	—	175,000	2.66	5/6/2020
	11/4/2010	(2)	—	60,000	3.09	11/4/2020

Edgar O. Montes	2/8/2007		55,000	—	4.24	2/8/2017
	4/18/2007	(1)	41,250	3,750	4.71	4/18/2017
	5/1/2007	(1)	44,792	5,208	4.71	5/1/2017
	2/7/2008	(1)	35,417	14,583	4.14	2/7/2018
	5/29/2009	(1)	19,792	30,208	3.07	5/29/2019
	5/6/2010	(1)	—	60,000	2.66	5/6/2020
	11/4/2010	(2)	—	40,000	3.09	11/4/2020

Kimberly L. Jackson	5/7/2008	(1)	68,750	31,250	4.12	5/7/2018
	5/29/2009	(1)	19,792	30,208	3.07	5/29/2019
	5/6/2010	(1)	—	35,000	2.66	5/6/2020
	11/4/2010	(2)	—	25,000	3.09	11/4/2020

(footnotes on next page)

(1)

25% of the shares on the first anniversary of the grant date, and an additional 1/48th of the shares on each of the 36 succeeding monthly anniversaries of the date of the grant, subject to the respective named executive officer’s continued service to us on each such vesting date.

(2)	The shares subject to the option vest in full on the seven-year anniversary of the grant date; provided, however, (a) 25% of each grant will vest immediately if certain financial performance goals are met, (b) 25% of each grant will vest immediately upon a successful listing of our common stock on NASDAQ or the New York Stock Exchange and (c) the remaining 50% of each grant will vest immediately if both (a) and (b) occur, subject to the respective named executive officer’s continued service to us on each such vesting date. The vesting of the option is described in the “Compensation Discussion and Analysis” section.

Option Exercises and Stock Vested

None of our named executive officers exercised stock options or had any restricted stock vest in the fiscal year ended December 31, 2010.

Employment Agreement and Executive Severance Benefit Agreements

Joseph L. Jackson

We entered into a second amended and restated employment agreement, or the employment agreement, with Joseph L. Jackson, our Chief Executive Officer, on November 23, 2010. The employment agreement has no specific term and constitutes at will employment. Mr. Jackson’s current annual base salary is $400,000 and he is eligible to receive an annual bonus with a target amount equal to no less than 50% of his then-current salary. The actual annual bonus amount depends on Mr. Jackson’s performance and achievement of corporate performance goals set for that year, as determined by our compensation committee.

The employment agreement provides that in the event of an involuntary termination, if Mr. Jackson executes a general release of claims in favor of us, he will receive at least two months of salary and medical care coverage. If he also enters into and abides by an agreement not to compete with us, Mr. Jackson will receive payment of his salary over a total period of 12 months and reimbursement (plus a tax gross up for such reimbursement, if applicable) for the cost of medical care coverage through our benefit plans for Mr. Jackson, his spouse and his eligible dependents for a total period of 12 months.

In the event of an involuntary termination of his employment with us (i) within 24 months following a change in control of us or (ii) during the time between signing a definitive agreement for a change in control transaction and either (x) the closing of such change in control transaction or (y) the termination of such agreement without completion of the proposed change in control transaction, the employment agreement provides that he will receive the severance described above (subject to the execution of a release of claims and non-compete covenant as described above), plus: (a) accelerated vesting of certain stock options listed in his employment agreement with respect to the number of shares subject thereto that would have vested had he remained an employee for an additional 24 months; and (b) potential payment of all or a portion of his annual bonus, at the discretion of our board of directors.

The terms “involuntary termination” and “change in control” are set forth in the employment agreement.

Richard T. Green, Edgar O. Montes and Kimberly L. Jackson

On January 27, 2011, we entered into amended and restated executive severance benefit agreements, or the severance benefit agreements, with each of our named executive officers, other than Mr. Jackson. Each severance benefit agreement provides that in the event of an involuntary termination, if the named executive officer executes a general release of claims in favor of us, he or she will receive at least one month of base salary and medical care coverage. If the named executive officer also enters into and abides by an agreement not to compete with us, such named executive officers will receive payment of his or her salary over a total period of six months and reimbursement, (plus a tax gross up for such reimbursement, if applicable) for the cost of medical care coverage through our benefit plans for such named executive officer and his or her spouse and eligible dependents for a total period of six months.

In the event of an involuntary termination of employment with us (i) within 12 months following a change in control of us or (ii) during the time between signing a definitive agreement for a change in control transaction and either (x) the closing of such change in control transaction or (y) the termination of such agreement without completion of the proposed change in control transaction, the severance benefit agreements provide that he or she will receive the severance described above (subject to the execution of a release of claims and non-compete covenant as described above), plus: (a) accelerated vesting of certain stock options listed in his employment agreement with respect to the number of shares subject thereto that would have vested had he or she remained an employee for an additional 18 months; and (b) a prorated payment of such named executive officer’s annual target bonus based on the number of months that he or she was an employee during such fiscal year.

The terms “involuntary termination” and “change in control” are set forth in the severance benefit agreements.

Potential Payments Upon Termination or Change in Control

The following table shows the amounts each of our named executive officers would have received in the event of their involuntary termination, assuming the involuntary termination took place on December 31, 2010, the last day of our most recent completed fiscal year. The terms “involuntary termination” and “change in control” have the meanings set forth in the relevant agreement.

		Involuntary termination
Name	Benefits	Not in connection with change in control		In connection with change in control
Joseph L. Jackson	Severance Payment (Salary) Severance Payment (Bonus) Healthcare Benefits Acceleration of Stock Options	$400,000	(1)	$400,000	(1)
		—		**	(2)
		19,233	(3)	19,233	(3)
		—		2,791,890	(4)

Richard T. Green	Severance Payment (Salary) Severance Payment (Bonus) Healthcare Benefits Acceleration of Stock Options	140,937	(5)	140,937	(5)
		—		112,750	(6)
		9,616	(7)	9,616	(7)
		—		530,190	(8)

Edgar O. Montes	Severance Payment (Salary) Severance Payment (Bonus) Healthcare Benefits Acceleration of Stock Options	110,000	(5)	110,000	(5)
		—		87,360	(6)
		9,616	(7)	9,616	(7)
		—		160,487	(8)

Kimberly L. Jackson	Severance Payment (Salary) Severance Payment (Bonus) Healthcare Benefits Acceleration of Stock Options	99,275	(5)	99,275	(5)
		—		79,420	(6)
		3,013	(7)	3,013	(7)
		—		139,776	(8)

(1)	Upon an involuntary termination, Mr. Jackson would receive payment of his salary over a period of 12 months, provided Mr. Jackson executes a general release of claims and an agreement not to compete with us during the period of time that he receives severance benefits from us.
(2)	Upon an involuntary termination (i) within 24 months of a change in control or (ii) during the time between the signing and closing a definitive agreement for a change in control transaction, Mr. Jackson will be considered for a termination bonus, with the amount of such termination bonus to be determined by our board of directors subject to achieving corporate and individual performance goals.

(3)	Upon an involuntary termination, Mr. Jackson would receive reimbursement, and tax gross-up payments for such reimbursement, for the cost of medical care coverage through our benefit plans for Mr. Jackson, his spouse and his eligible dependents for a period of 12 months, provided Mr. Jackson agrees to a general release of claims and covenant not to compete with us during the period of time that he receives severance benefits from us.
(4)	Upon an involuntary termination (i) within 24 months of a change in control or (ii) during the time between signing and closing a definitive agreement for a change in control transaction, 24 months of unvested shares subject to stock options that vest over time would accelerate and 100% of unvested shares subject to stock options that have performance vesting would accelerate. Value represents the gain the named executive officer would receive, calculated as the difference between the stock price on December 31, 2010 and the exercise price of such accelerated shares. The stock price as of December 31, 2010 as determined by our board of directors was $5.49 per share.
(5)	Upon an involuntary termination, the named executive officer would receive payment of his or her salary over a period of six months, provided the named executive officer executes a general release of claims and an agreement not to compete with us during the period of time that he or she receives severance benefits from us.
(6)	Upon an involuntary termination (i) within 12 months of a change in control or (ii) during the time between signing and closing a definitive agreement for a change in control transaction, the named executive officer will be eligible to receive a payment equal to the pro-rata portion of their annual target bonus.
(7)	Upon an involuntary termination, the named executive officer would receive reimbursement, and tax gross-up payments for such reimbursement, for the cost of medical care coverage through our benefit plans for the named executive officer, his or her spouse and dependents for a period of six months, provided the named executive officer executes a general release of claims and an agreement not to compete with us during the period of time that he or she receives severance benefits from us.
(8)	Upon an involuntary termination (i) within 12 months of a change in control or (ii) during the time between signing and closing a definitive agreement for a change in control transaction, 18 months of unvested shares subject to stock options that vest over time would accelerate. Value represents the gain the named executive officer would receive, calculated as the difference between the stock price on December 31, 2010 and the exercise price of such accelerated shares. The stock price as of December 31, 2010 as determined by our board of directors was $5.49 per share.

Employee Benefit Plans

2010 Equity Incentive Plan

Our 2010 Equity Incentive Plan, or our 2010 Plan, was adopted by our board of directors in May 2010 and approved by our stockholders in June 2010. We expect that our board of directors and our stockholders will adopt and approve amendments to the 2010 Plan prior to the completion of this offering. Our 2010 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Code Section 422, to our employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors and consultants.

Authorized Shares. The maximum aggregate number of shares that may be issued under our 2010 Plan is 1,500,000 shares of our common stock. In addition, the number of shares available for issuance under our 2010 Plan will be annually increased on the first day of each of our fiscal years beginning in 2011, by an amount equal to the least of:

•	500,000 shares;

•	1% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares may be authorized, but unissued, or reacquired common stock. Shares issued pursuant to awards under our 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under our 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under our 2010 Plan.

Plan Administration. Our 2010 Plan is administered by the board of directors or a committee appointed by the board of directors. Subject to the provisions of our 2010 Plan, the administrator has the power to determine the terms of awards, including the recipients (also referred to herein as participants), the exercise price, if any, the number of shares subject to each award, the fair value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under our 2010 Plan. The administrator may institute a program under which (i) outstanding awards are cancelled in exchange for awards of the same or different type and/or cash, (ii) participants may transfer outstanding awards to a financial institution or other person or entity, and (iii) the exercise price of awards are increased or decreased.

Stock Options. Under the 2010 Plan, the exercise price of options must equal at least the fair market value of our common stock on the date of grant and the term of the options may not exceed 10 years, provided, however, that an ISO held by a participant who owns more than 10% of the total combined voting power of all classes of our stock may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2010 Plan, the administrator determines the remaining terms of the options (for example, vesting). After the termination of employment or other service, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement subject to the terms of the 2010 Plan. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights are awards that allow the recipient to receive the appreciation in the fair market value of the common stock between the exercise date and the date of grant. Subject to the provisions of the 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination of both, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, based on terms and conditions established by the administrator. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units. Each restricted stock unit granted under the 2010 Plan is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Transferability. The 2010 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, unless the administrator otherwise determines, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of any dividend or other distribution, recapitalization, stock split or other similar change in our corporate structure, the administrator will adjust the number and class of shares that may be issued and/or the number, class and price of shares covered by awards and the numerical shares limits under the 2010 Plan, in order to prevent the decrease or enlargement of benefits or potential benefits intended to be made under the 2010 Plan.

Merger or Change in Control. Our 2010 Plan provides that in the event of a merger or change in control, as defined under our 2010 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Plan Amendment, Termination. Our board of directors has the authority to amend, suspend or terminate our 2010 Plan provided such action does not impair the existing rights of any participant. Our 2010 Plan will automatically terminate in 2020, unless we terminate it sooner.

2011 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2011 Employee Stock Purchase Plan, or the ESPP. Our board of directors will adopt, and we expect our stockholders to approve, the ESPP prior to the closing of this offering. Our executive officers and all of our other employees will be allowed to participate in our ESPP. A total of shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2012 fiscal year, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as may be determined by the administrator.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

Our employees are eligible to participate if they have completed at least 90 days of service with us. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock possessing % or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Our ESPP is intended to qualify under Code Section 423, and provides for consecutive 3-month offering periods. The offering periods generally start on the first trading day on or after         ,                     ,                      and              of each year, except that the first offering period under the ESPP will commence upon the first trading day on or after the closing of this offering and end on the first trading day on or after                     , and the second offering period will begin on the first trading day on or after                     . Each offering period (other than the first offering period) will begin after one exercise date and will end with the next exercise date approximately three months later. The administrator may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to     % of their eligible compensation, which includes a participant’s base straight time gross earnings, commissions, payments for overtime and shift premium, incentive compensation, bonuses and other similar compensation provided under our normal payroll practices. A participant may purchase a maximum of              shares of common stock during each offering period.

On the first trading day of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option expires at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each offering period to the extent of the payroll deductions accumulated during such offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set which will occur prior to the proposed merger or change in control. The administrator will notify each participant in writing that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

Our ESPP will automatically terminate in 2031, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

2000 Stock Option/Stock Issuance Plan

Our 2000 Stock Option/Stock Issuance Plan, or our 2000 Plan, was adopted in June 2000 and was subsequently amended a number of times to increase the share limit of the 2000 Plan. Our 2000 Plan provided for the grant of ISOs to our employees, and for the grant of NSOs and stock issuances in the form of stock purchase rights or stock bonuses to our employees, directors, and consultants. The 2000 Plan terminated in 2010 and as a result, no additional awards will be granted under the 2000 Plan. However, the 2000 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares. We had reserved a total of 10,160,222 shares of our common stock pursuant to the 2000 Plan. As of December 31, 2010, options to purchase 8,344,420 shares of our common stock were outstanding under the 2000 Plan.

Plan Administration. Our Board, or a committee appointed by the Board, administered the 2000 Plan. Subject to the provisions of our 2000 Plan, the administrator had the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the terms of the award agreement for use under our 2000 Plan. With the consent of affected option holders, the administrator may institute a program under which outstanding options are cancelled in exchange for new options covering the same or a different number of shares of our common stock but with an exercise price per share based on the fair market value per share of our common stock on the new option grant date.

Stock Options. The 2000 Plan permitted the grant of ISOs and NSOs. The exercise price of ISOs must equal at least 100% of the fair market value of our common stock on the date of grant and the exercise price of NSOs may not be less than 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years. Provided, however, that an option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or a 10% Stockholder, must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant, and if such option held by a 10% Stockholder is an ISO, the ISO may not have a term in excess of five years.

Subject to the provisions of our 2000 Plan, the administrator determined the remaining terms of the options (e.g., vesting). However, the vesting schedule of options granted other than to officers, members of the Board and independent consultants must allow for vesting with respect to at least 20% of the shares per year, with the first vesting event occurring not later than one year after grant. After the termination of employment or other service, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement subject to the terms of the 2000 Plan. However, in no event may an option be exercised later than the expiration of its term. Additionally, if a recipient’s service is terminated for misconduct, the recipient’s outstanding options immediately terminate.

Stock Issuances. Stock issuance awards are grants of rights to purchase our common stock for cash or to receive our common stock as a bonus for past services rendered to us. Stock issuance awards may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer a stock issuance award, it advises the recipient of the terms, conditions, and restrictions related to the grant, including the number of shares that the recipient is entitled to purchase or receive, the price to be paid, if any, which may not be less than 85% of the fair market value of our common stock on the date of grant (or 110% of the fair market value of our common stock on the date of grant if the recipient is a 10% Stockholder), the form of consideration the recipient may use to pay the purchase price, and the vesting schedule applicable to the award, if any. However, the vesting schedule of an award granted other than to officers, members of the Board and independent consultants must allow for vesting with respect to at least 20% of the shares per year, with the first vesting event occurring not later than one year after grant. A recipient accepts the offer by execution of a stock issuance agreement in the form determined by the administrator, which will set forth all the terms of the award.

Transferability of Awards. The 2000 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise the award during his or her lifetime. Certain assignments are permitted with respect to NSOs to family members.

Certain Adjustments. If any change is made in our common stock subject to the 2000 Plan, such as through a stock split, stock dividend, recapitalization, combination of shares, exchange of shares, or other change affecting the outstanding common stock as a class without the receipt of consideration by us, appropriate adjustments will be made to the number and/or class of securities and the exercise price per share in effect under each outstanding option.

Corporate Transaction. In the event of corporate transaction, as defined under our 2000 Plan, each outstanding award will be either assumed or replaced with a cash incentive program preserving the spread existing in the unvested options, by the successor corporation or its parent. Unless otherwise provided for in a recipient’s award agreement, if the successor corporation or its parent refuses to assume awards or establish a cash incentive program for options, then such awards will fully vest (unless specified otherwise in an applicable award agreement), and the awards will terminate if not exercised, if applicable, at or prior to the corporate transaction.

Plan Amendment, Termination. Our Board has the authority to amend the 2000 Plan provided such action does not impair the rights of any award recipient. The 2000 Plan terminated in 2010, but continues to govern the terms and conditions of awards granted under the 2000 Plan.

401(k) Plan

We maintain a tax qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to length of service. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation, subject to applicable annual Code limits. Employees can make contributions to the plan on a before tax basis up to 85% of their eligible compensation, subject to the maximum amount prescribed by the Internal Revenue Service. Under the 401(k) plan, we provide discretionary matching contributions at 25% of the first 4% of the employee contribution, up to a maximum of 1% of the employee’s eligible compensation. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Management—Director Compensation” and “Executive Compensation,” the following is a description of transactions since January 1, 2008, to which we have been a participant in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, or immediate family members of a director or executive officer, had or will have a direct or indirect material interest. None of our directors or executive officers or immediate family members of a director or executive officer, purchased shares of our convertible preferred stock during this time period.

Bridge Debt Financing

In December 2009, we entered into a Note and Warrant Purchase Agreement with certain of our stockholders pursuant to which we issued convertible promissory notes in an aggregate principal amount of $20,000,000 and warrants to purchase shares of preferred stock. In July 2010, we entered into an amendment to the Note and Warrant Purchase Agreement. The convertible promissory notes accrued interest at the rate of 10% per annum. In July 2010, the convertible promissory notes were converted into an aggregate of 5,294,514 shares of our Series E preferred stock at a conversion price of $4.00 per share and the warrants to purchase shares of preferred stock became exercisable to purchase an aggregate of 8,733,617 shares of our Series E-1 preferred stock at exercise prices of $2.29 per share.

The following table summarizes the investment amounts under the bridge debt financing:

Name of Stockholder	Aggregate Principal Amount of Notes	Shares of Series E Preferred Stock issued upon Conversion of Notes	Shares of Series E-1 Preferred Stock issuable upon exercise of Preferred Warrants
Funds managed by VantagePoint Capital Partners(1)	$16,094,731	4,260,693	7,028,265
Funds managed by Advent International Corporation(2)	2,165,153	573,168	945,477
Camden Partners(3)	1,694,049	448,458	739,759

(1)	Funds managed by VantagePoint holding our securities whose shares are aggregated for purposes of reporting share ownership information are VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. Thomas A. Bevilacqua is a member of the general partner of these funds and a member of our board of directors.
(2)	Funds managed by Advent International Corporation holding our securities whose shares are aggregated for purposes of reporting share ownership information are Advent Partners II Limited Partnership, Advent Partners II-A Limited Partnership, Advent Partners DMC III Limited Partnership, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V. and Digital Media & Communications III-E C.V. Leigh E. Michl is a limited partner of certain of these Advent Funds and a member of our board of directors.
(3)	Affiliates of Camden Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Richard M. Berkeley is a managing member of Camden Partners and a member of our board of directors.

Purchases of Stock by Affiliates

In July 2009, we purchased shares of our capital stock from certain former stockholders, including a former director and executive officer, and assigned the right to purchase additional shares of our capital stock from such former stockholders to certain of our existing investors, as set forth below. We received no consideration in connection with such assignment or purchases.

Name of Stockholder	Shares of Common Stock Purchased/ (Sold)(1)	Shares of Series A-1 Preferred Stock Purchased/ (Sold)(2)	Shares of Series A-2 Preferred Stock Purchased/ (Sold)(2)	Shares of Series D Preferred Stock Purchased/ (Sold)(2)
Registrant	371,268	0	0	0
Funds managed by VantagePoint Capital Partners(3)	299,478	6,857	3,917	27,106
Funds managed by Advent International Corporation(4)	40,168	919	526	3,635
Camden Partners(5)	30,767	704	403	2,784
Jon Kessler	(121,268)	0	0	(30,817)
Laura Gottsman	(621,268)	0	0	0

(1)	The price per share paid for each share of common stock was $1.00.
(2)	The price per share paid for each share of preferred stock was $2.16.
(3)	Funds managed by VantagePoint holding our securities whose shares are aggregated for purposes of reporting share ownership information are VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.
(4)	Funds managed by Advent International Corporation holding our securities whose shares are aggregated for purposes of reporting share ownership information are Advent Partners II Limited Partnership, Advent Partners II-A Limited Partnership, Advent Partners DMC III Limited Partnership, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V. and Digital Media & Communications III-E C.V.
(5)	Affiliates of Camden Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P.

Repurchases of Common Stock

In December 2008, we entered into a Rescission Agreement with Jon Kessler, a former director and executive officer, pursuant to which we repurchased 297,916 shares of common stock from Mr. Kessler in exchange for $222,916. The purchase price represented the aggregate exercise price of the shares originally purchased from us upon exercise of certain stock option awards.

Engagement of Morgan, Lewis & Bockius LLP

Prior to September 2009, the law firm of Morgan, Lewis & Bockius LLP, or Morgan Lewis, served as our outside legal counsel. John W. Larson, a member of our board of directors since June 2000 and chairman of our board of directors since July 2006, was a partner at Morgan Lewis from January 2003 until his retirement in December 2009. Amounts paid to Morgan Lewis for services and fees were $540,990, $211,815 and $10,890 in the years ending December 31, 2008, 2009 and 2010, respectively. Mr. Larson had no financial interest in the transactions between the Company and Morgan Lewis during this period. We believe that the services performed by Morgan Lewis were provided on terms no more or less favorable than those with unrelated parties.

Related Party Transaction Policy

We intend to adopt a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

Stockholders’ Agreement

Our certificate of incorporation, bylaws and stockholders’ agreement between us and VantagePoint, to become effective upon the completion of this offering, provide for a number of board of director, stockholder and related governance matters.

The following actions by us will require the approval of VantagePoint for so long as VantagePoint owns at least a specified percentage or more of our outstanding shares of common stock: (i) any amendment of our bylaws; (ii) the issuance of any securities with economic rights senior to our common stock or with voting rights different than our common stock, subject to certain exceptions; (iii) the incurrence or guarantee of any debt in excess of a specified dollar amount; (iv) the issuance of equity or debt, or any securities convertible into equity or debt, for consideration in excess of a specified percentage of our market capitalization (as determined by the average trading price of our common stock over the 30 trading days prior to approval by our board of directors of such issuance); (v) the acquisition or disposition of stock or assets, including through a license or lease, for consideration in excess of a specified percentage of our market capitalization (as determined by the average trading price of our common stock over the 30 trading days prior to approval by our board of directors of such transaction); (vi) the adoption of a stockholder rights plan; (vii) the approval of any “golden parachute” or other compensatory plan contingent upon a change in control of us for value in excess of a specified dollar amount; and (viii) any change in the number of authorized directors.

Amendments or modifications of our certificate of incorporation and bylaws relating to VantagePoint’s rights can occur only with the approval of VantagePoint. VantagePoint and its representatives will have access to our books and records, subject to customary confidentiality and non-disclosure provisions. So long as VantagePoint owns at least 40% of our outstanding voting stock, our stockholders may act by written consent to change the number of authorized directors, remove a director without cause or fill a vacancy on our board of directors.

VantagePoint will have the right to designate (and remove or replace) three members of our board of directors if VantagePoint owns at least 50% or more of our outstanding shares. VantagePoint will continue to have a right to designate (and remove or replace) two members of our board of directors if VantagePoint owns between 20% and 50% of our outstanding shares and will have a right to designate (and remove or replace) one member of our board of directors if VantagePoint owns between 10% and 20% of our outstanding shares. VantagePoint shall also have the right to select one of its board designees to serve on our compensation committee, our nominating and corporate governance committee and any other special committee of our board of directors so long as it continues to hold at least 10% of our outstanding shares.

Registration Rights

Holders of our convertible preferred stock, including the following related persons, are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the convertible preferred stock. See “Description of Capital Stock—Registration Rights” for additional information.

Name of Stockholder	Shares of Registrable Securities (1)
Funds managed by VantagePoint Capital Partners(2)	33,680,567
Funds managed by Advent International Corporation(3)	4,521,975
Camden Partners(4)	3,488,639
John W. Larson	186,991

(1)	Assumes conversion of all preferred stock into common stock upon effectiveness of the offering.
(2)	Funds managed by VantagePoint Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.
(3)	Funds managed by Advent International Corporation holding our securities whose shares are aggregated for purposes of reporting share ownership information are Advent Partners II Limited Partnership, Advent Partners II-A Limited Partnership, Advent Partners DMC III Limited Partnership, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V. and Digital Media & Communications III-E C.V.
(4)	Affiliates of Camden Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P.

Stock Option Grants

Certain stock option grants to, and related option grant policies regarding, our directors and officers are described in this prospectus under the caption “Management.”

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the number of shares of common stock beneficially owned on May 31, 2011, immediately following consummation of this offering, by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;

•	Each of our directors and named executive officers; and

•	All of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 38,814,915 shares of common stock outstanding at May 31, 2011, assuming the conversion of all outstanding shares of our convertible preferred stock into 35,375,393 shares of common stock, but does not reflect the exercise of any warrants or options to purchase common stock or convertible preferred stock. For purposes of the table below, we have assumed that shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of May 31, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Except as otherwise set forth below, the address of each of the persons listed below is 1100 Park Place, 4th Floor, San Mateo, California 94403.

	Before the Offering		After the Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Joseph L. Jackson(1)	2,700,000	6.5%
Richard M. Berkeley(2)	3,761,006	9.5
Thomas A. Bevilacqua(3)	13,000	*
Bruce G. Bodaken(4)	136,000	*
Mariann Byerwalter(5)	50,000	*
Jerome D. Gramaglia(6)	134,322	*
John W. Larson(7)	364,784	*
Leigh E. Michl(8)	4,660,103	11.7
Edward C. Nafus(9)	50,000	*
Richard T. Green(10)	535,000	1.4
Edgar O. Montes(11)	350,000	*
Kimberly L. Jackson(12)	210,000	*
All Executive Officers and Directors as a group (12 persons)(13)	12,964,215	29.0%
5% Stockholders:
Funds managed by VantagePoint Capital Partners(14)	34,241,397	74.6%
Funds managed by Advent International Corporation(8)	4,660,103	11.7
Entities affiliated with Camden Partners(2)	3,761,006	9.5

(1)	Consists of options to purchase 2,700,000 shares of our common stock exercisable within 60 days as of May 31, 2011.

(2)	Includes 576,445 shares held by Camden Strategic Fund II-A, Limited Partnership, 34,197 shares held by Camden Strategic Fund II-B, Limited Partnership, 2,267,378 shares held by Camden Strategic Fund III, Limited Partnership and 94,227 shares held by Camden Strategic Fund III-A, Limited Partnership. Also includes 710,243 shares subject to warrants held by Camden Strategic Fund III, Limited Partnership and 29,516 shares subject to warrants held by Camden Strategic Fund III-A, Limited Partnership that are exercisable within 60 days of December 31, 2010. Camden Partners Strategic Manager, LLC, or Camden Partners Strategic Manager, is the managing member of Camden Partners Strategic III, LLC, or Camden Partners Strategic III, which is the general partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., or the Camden Funds. Because Richard M. Berkeley, Don Hughes and David Warnock are the managing members of Camden Partners Strategic Manager, Camden Partners Strategic Manager is managing member of Camden Partners Strategic III and Camden Partners Strategic III is the general partner of the Camden Funds, Messrs. Berkeley, Hughes and Warnock may be deemed to have voting and dispositive power over the shares held by the Camden Funds. Also includes 49,000 shares subject to options held by Mr. Berkeley that are exercisable within 60 days of May 31, 2011. Mr. Berkeley has voting and investment power over the shares subject to options held by him. Mr. Berkeley disclaims beneficial ownership of the shares held by the Camden Funds except to the extent of his pecuniary interest therein. The address of Camden Funds, their affiliated entities and Mr. Berkeley is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
(3)	Includes 13,000 shares subject to options held by Mr. Bevilacqua that are exercisable within 60 days of May 31, 2011. VantagePoint Management, Inc. has the authority to direct the exercise of the options held by Mr. Bevilacqua. Mr. Bevilacqua disclaims beneficial ownership of the options and the shares underlying the options, except to the extent of his pecuniary interests in the shares. The address of Mr. Bevilacqua is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(4)	Includes options to purchase 61,000 shares of our common stock exercisable within 60 days as of May 31, 2011.
(5)	Consists of options to purchase 50,000 shares of our common stock exercisable within 60 days as of May 31, 2011.
(6)	Includes options to purchase 61,000 shares of our common stock exercisable within 60 days as of May 31, 2011.
(7)	Includes options to purchase 100,500 shares of our common stock exercisable within 60 days as of May 31, 2011.
(8)	Includes 50,372 shares held by Advent Partners DMC III Limited Partnership, 47,122 shares held by Advent Partners II-A Limited Partnership, 15,895 shares held by Advent Partners II Limited Partnership, 802,689 shares held by Digital Media & Communications III Limited Partnership, 388,449 shares held by Digital Media & Communications III-A Limited Partnership, 118,797 shares held by Digital Media & Communications III-B Limited Partnership, 1,772,692 shares held by Digital Media & Communications III-C Limited Partnership, 281,776 shares held by Digital Media & Communications III-D C.V. and 187,833 shares held by Digital Media & Communications III-E C.V. Also includes 12,992 shares subject to warrants held by Advent Partners DMC III Limited Partnership, 12,154 shares subject to warrants held by Advent Partners II-A Limited Partnership, 4,099 shares subject to warrants held by Advent Partners II Limited Partnership, 207,038 shares subject to warrants held by Digital Media & Communications III Limited Partnership, 100,193 shares subject to warrants held by Digital Media & Communications III-A Limited Partnership, 30,641 shares subject to warrants held by Digital Media & Communications III-B Limited Partnership, 457,233 shares subject to warrants held by Digital Media & Communications III-C Limited Partnership, 72,679 shares subject to warrants held by Digital Media & Communications III-D C.V., and 48,448 shares subject to warrants held by Digital Media & Communications III-E C.V. that are exercisable within 60 days of May 31, 2011. Advent International Corporation, the general partner of the above listed Funds has the sole ability to vote and dispose of these shares. Mr. Michl, a member of our board of directors, is a limited partner of certain of these Advent Funds. Includes 49,000 shares subject to options held by Mr. Michl that are exercisable within 60 days of December 31, 2010. Mr. Michl disclaims beneficial ownership of the shares held by the Funds Managed by Advent International Corporation except to the extent of his pecuniary interest in such funds. The address for the funds managed by Advent International Corporation is 75 State Street, Boston, Massachusetts 02109.

(9)	Consists of options to purchase 50,000 shares of our common stock exercisable within 60 days as of May 31, 2011.
(10)	Consists of options to purchase 535,000 shares of our common stock exercisable within 60 days as of May 31, 2011.
(11)	Consists of options to purchase 350,000 shares of our common stock exercisable within 60 days as of May 31, 2011.
(12)	Consists of options to purchase 210,000 shares of our common stock exercisable within 60 days as of May 31, 2011.
(13)	Includes options to purchase 4,228,500 shares of our common stock exercisable within 60 days as of May 31, 2011.
(14)	Includes 24,387,331 shares held by VantagePoint Venture Partners IV (Q), L.P., 2,455,748 shares held by VantagePoint Venture Partners IV, L.P., 301,301 shares held by VantagePoint Venture Partners IV Principals Fund, L.P., and 15,668 shares held by VantagePoint Venture Associates IV, L.L.C. Also includes 6,367,609 shares subject to warrants held by VantagePoint Venture Partners IV (Q), L.P., 637,463 shares subject to warrants held by VantagePoint Venture Partners IV, L.P. and 23,193 shares subject to warrants held by VantagePoint Venture Partners IV Principals Fund, L.P. that are exercisable within 60 days of May 31, 2011. VantagePoint Venture Associates IV, L.L.C. is the general partner of these VantagePoint limited partnerships and may be deemed to have beneficial ownership of these shares and warrants. Also includes 13,000 shares subject to options held by Mr. Bevilacqua, 15,167 shares subject to options held by Ms. Annette Bianchi, a former member of our board of directors, and 24,917 shares subject to options held by J. Stephan Dolezalek that are exercisable within 60 days of December 31, 2010. VantagePoint Management, Inc. has the authority to direct the exercise of the options held by Mr. Bevilacqua, Ms. Bianchi and Mr. Dolezalek. Alan E. Salzman, CEO of VantagePoint Management, Inc. and Managing Member of VantagePoint Venture Associates IV, L.L.C., may be deemed to beneficially own the shares subject to these shares, warrants and options. Mr. Bevilacqua, Ms. Bianchi, and Mr. Dolezalek each disclaim beneficial ownership of all options or shares beneficially owned by entities affiliated with VantagePoint Capital Partners, except to the extent of their respective pecuniary interests therein. The address of VantagePoint Capital Partners, Mr. Bevilacqua, Ms. Bianchi, Mr. Dolezalek and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares, with a par value of $0.001 per share, of which:

•	shares will be designated as common stock; and

•	shares will be designated as preferred stock.

As of May 31, 2011, we had outstanding 31,286,830 shares of convertible preferred stock (which are convertible into an aggregate of 35,375,393 shares of common stock assuming the conversion immediately prior to the closing of this offering) and 3,439,523 shares of common stock, held of record by 139 stockholders. In addition, as of May 31, 2011, 9,221,154 shares of our common stock were subject to outstanding options, and warrants exercisable for up to an aggregate of 9,307,146 shares of our capital stock that do not expire upon the completion of this offering. For more information on our capitalization, see “Capitalization.”

Common Stock

Pursuant to our restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. This restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up of our company, subject to the rights, if any of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time-to-time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

At May 31, 2011, we had warrants outstanding to purchase 9,307,146 shares of our common stock, assuming the automatic conversion of our preferred stock into common stock, at exercise prices ranging from $2.29 to $4.25 per share. Assuming the automatic conversion of our preferred stock into common stock, warrants to purchase 8,733,617 shares of common stock and 150,000 shares of common stock will terminate on June 30, 2014 and September 26, 2014, respectively. The warrant to purchase 423,529 shares of common stock, assuming the automatic conversion of preferred stock into common stock, will terminate on the earlier of May 23, 2015 or 18 months following the effective date of this offering. Each warrant contains provisions for the adjustment of exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like. Each warrant holder, with the exception of the holder of the warrant to purchase 423,529 shares of common stock, was granted certain registration rights on the same terms as those held by preferred stockholders as described below.

Stockholders’ Agreement

We and VantagePoint intend to enter into a stockholders’ agreement, to become effective upon the completion of this offering, providing VantagePoint with the right to (i) designate (and remove or replace) up to three members of our board of directors, (ii) select one of its board designees to serve on our compensation committee, our nominating and corporate governance committee and any other special committee of our board of directors, (iii) approve certain corporate actions and certain amendments or modifications of our certificate of incorporation and bylaws and (iv) access our books and records, subject to customary confidentiality and non-disclosure provisions, all as described in more detail in the “Certain Relationships And Related Party Transactions” section above.

Registration Rights

Pursuant to the Amended and Restated Investors’ Rights Agreement dated as of December 22, 2005, as amended, the holders of an aggregate of 44,259,010 shares of common stock (including shares issuable upon the exercise of all warrants and the conversion of the preferred stock) are entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended. These rights include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate with respect to an individual holder after the date that is five years following the completion of this offering or, with respect to the Piggyback Registration Rights discussed below, at such time as the holders may sell all shares in any ninety day period under Rule 144.

Demand Registration Rights. The holders of an aggregate of 44,109,010 shares of our common stock (including shares issuable upon the exercise of all warrants and the conversion of the preferred stock), or their permitted transferees, are currently entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, at our expense, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We are not required to effect a demand registration prior to 180 days after the effective date of this registration statement.

Short-Form Registration Rights. The holders of an aggregate of 44,259,010 shares of our common stock (including shares issuable upon the exercise of all warrants and the conversion of the preferred stock), or their permitted transferees, are also currently entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request, to have such shares registered by us at our expense if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $2,000,000, subject to certain exceptions. We are required to effect only two registration statements on Form S-3 during a twelve month period.

Piggyback Registration Rights. The holders of an aggregate of 44,259,010 shares of our common stock (including shares issuable upon the exercise of all warrants and the conversion of the preferred stock), or their permitted transferees, are currently entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, after the completion of this offering the holders of these shares are entitled to include their shares in the registration at our expense. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws that will become effective upon the closing of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation and bylaws to become effective upon the closing of this offering include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, up to              shares of undesignated preferred stock, which may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limit the ability of stockholders to act by written consent to such periods during which VantagePoint Capital Partners and its affiliates hold a specified percentage of our outstanding common stock;

•	limit the ability of our stockholders to call and bring business before special meetings of our stockholders;

•	establish an advance notice procedure for stockholder approvals to be brought before meetings of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	control the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	provide the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder.” Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

We intend to apply to list our common stock on the              under the symbol “WAGE.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a person that for U.S. federal income tax purposes is not a partnership (or entity treated as such for U.S. federal income tax purposes) and is not any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, administrative rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those summarized below. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. This discussion does not address all aspects of U.S. federal income and estate tax law and does not describe any other U.S. federal, non-U.S., state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including, without limitation, certain former citizens and former long-term residents, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a partnership or other entity treated as such for U.S. federal income tax purposes or an investor in any such entity, a tax-exempt organization, a bank or other financial institution, a broker, dealer or trader in securities, commodities or currencies, a person holding our common stock as part of a hedging, conversion, straddle, constructive sale or other risk reduction transaction or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Common Stock

As described in the section titled “—Dividend Policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the common stock, but not below zero, and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of stock, the tax treatment of which is discussed below under “—Dispositions of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a valid IRS Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty for dividends will be required to (a) furnish to us or our paying agent a valid IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the calendar year of that disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes, as such term is defined in section 897(c) of the Code during the shorter of the five-year period ending on the date of disposition or your holding period of our common stock. As long as our common stock is regularly traded on an established securities market, within the meaning of section 897(c)(3) of the Code, these rules will apply only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code. We believe we are not and do not expect to become a U.S. real property holding corporation.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale (or such lower rate as specified by an applicable income tax treaty), which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or tax information exchange agreement.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.- related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recently enacted legislation affecting taxation of our common stock held by or through foreign entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering a total of              shares of common stock will be outstanding, assuming that there are no exercises of options or warrants after                     , 2011. Of these shares, all shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the              shares of our common stock that were subject to stock options outstanding as of                     , 2011, options to purchase              shares of common stock were vested as of                     , 2011 and will be eligible for sale at various times beginning more than 180 days following the effective date of this offering.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with this offering we and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing restrictions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC. This agreement does not apply to the issuance by us of shares under any existing employee benefit plans. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of              shares of common stock, assuming the conversion of our convertible preferred stock into common stock effective immediately prior to the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and William Blair & Company are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Needham & Company, LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our directors, executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Credit Suisse Securities (USA) LLC, on behalf of the underwriters (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), engage in any transaction that would require a filing pursuant to §13 or §16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than certain limited exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We expect to apply to list the shares of our common stock on                  under the symbol “WAGE”.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time-to-time, performed, and may in the future perform, various financial advisory, lending and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The initial public offering price for the common stock was determined by negotiations between the underwriters and us and the initial public offering price of the common stock may not be indicative of the market price following this offering. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical and projected business, results of operations, liquidity and financial condition, an assessment of our management and the consideration of the various other matters referenced in this prospectus in relation to the market valuation of other comparable corporations.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                          or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees. Affiliates of certain of the underwriters from time-to-time enter bids with respect to mortgage-backed security trades with us and the lowest bidder purchases those securities. The underwriters and their affiliates may from time-to-time in the future perform services for us and engage in other transactions with us.

The common stock is being offered for sale in those jurisdictions in the United States, the European Union and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of common stock shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares of common stock within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offer of shares of common stock contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to prospective investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under

Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Notice to prospective investors in Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act, Wertpapier-Verkaufsprospektgesetz, or the Act, of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to prospective investors in France

The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to prospective investors in The Netherlands

Our common stock may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities) (hereinafter, “the Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional

Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to prospective investors in Italy

No prospectus has or will be registered in the Republic of Italy with the Italian Stock Exchange Commission (Commissione Nazionale per le Societá di Borsa), or Consob, pursuant to the Prospectus Directive and Italian laws and regulations on financial products. Accordingly, the common stock may not be offered, sold or delivered in the Republic of Italy, and copies of this prospectus or any other document relating to the common stock may not be distributed in the Republic of Italy, except to (a) qualified investors (investori qualificati), or the Qualified Investors, pursuant to Article 100 of Legislative Decree no. 58 dated February 24, 1998, as amended, or the Financial Act, as defined in Article 34-ter of Consob Regulation no. 11971 dated May 14. 1999, as amended, Regulation no. 11971; or (b) in circumstances where there is an exemption from the rules governing an offer to the public of financial products pursuant to Article 94 et seq. of the Financial Act, and to Regulation no. 11971. Any offer, sale or delivery of the common stock in the Republic of Italy must be (a) made by an investment firm, a bank or financial intermediary authorized to engage in such activities in Italy, in compliance with the Financial Act and with Legislative Decree no. 385 dated September 1, 1993, as amended and Consob Regulation no. 16190 dated October 29, 2007, as amended, and any other applicable law and regulation; and (b) in compliance with any applicable Italian laws and regulations and any other condition or limitation that may be imposed by Consob, the Bank of Italy (Banca d’Italia) and any other relevant Italian authorities.

Notice to prospective investors in Switzerland

This document, as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares of common stock are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares of common stock, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Latham & Watkins LLP, Menlo Park, California is representing the underwriters in this offering. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich  & Rosati own an interest representing less than 0.1% of our common stock.

EXPERTS

The consolidated financial statements of WageWorks, Inc. and subsidiaries as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenue and direct expenses of FBMC Tax Favored Accounts Division, a division of Fringe Benefits Management Company, Inc., for the year ended December 31, 2009 and the eleven months ended November 30, 2010, have been included herein in reliance upon the report of Mayer Hoffman McCann P.C., independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors

WageWorks, Inc.:

We have audited the accompanying consolidated balance sheets of WageWorks, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WageWorks, Inc. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(e) to the consolidated financial statements, the Company has elected to change its accounting policy for accounting for certain costs and have retroactively applied this new accounting policy for all years presented.

/s/ KPMG LLP

San Francisco, California

April 25, 2011

WAGEWORKS, INC.

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31,		March 31, 2011	Pro Forma March 31, 2011
	2009	2010
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$93,261	$104,280	$118,414	$118,414
Restricted cash, current portion	2,520	3,575	3,553	3,553
Accounts receivable, less allowance for doubtful accounts of $349 and $415 at December 31, 2009 and 2010, and $471 at March 31, 2011 (unaudited), respectively	11,186	14,591	23,896	23,896
Prepaid expenses and other current assets	1,548	1,891	3,965	3,965

Total current assets	108,515	124,337	149,828	149,828
Restricted cash, net of current portion	1,025	—	222	222
Property and equipment, net	21,295	18,693	18,489	18,489
Goodwill	33,767	46,806	46,816	46,816
Acquired intangible assets, net	5,414	15,230	14,540	14,540
Other assets	1,462	1,765	1,775	1,775

Total assets	$171,478	$206,831	$231,670	$231,670

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$19,972	$29,882	$20,938	$20,938
Customer obligations	132,824	137,458	160,275	160,275
Other current liabilities	436	308	389	389
Convertible debt	71	—	—	—

Total current liabilities	153,303	167,648	181,602	181,602
Long-term debt	—	2,837	10,046	10,046
Warrants	10,250	1,470	1,580	—
Long-term contingent payment, net of current portion	—	6,952	6,957	6,957
Other noncurrent liabilities	3,877	3,347	3,255	3,255

Total liabilities	167,430	182,254	203,440	201,860

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, Series C ($24,999 liquidation preference). Authorized 6,306 shares; issued and outstanding 5,882 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	30,984	34,807	35,889	—
Redeemable convertible preferred stock, Series D ($15,998 liquidation preference). Authorized 2,465 shares; issued and outstanding 2,465 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	17,059	17,947	18,208	—
Redeemable convertible preferred stock, Series E ($21,179 liquidation preference). Authorized 5,295 shares; issued and outstanding 5,295 shares at December 31, 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	—	23,206	24,631	—

Total redeemable convertible preferred stock	48,043	75,960	78,728	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value ($31,916 liquidation preference). Authorized 26,392 shares, outstanding 17,645 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	33,965	33,965	33,965	—
Common stock, $0.001 par value. Authorized 60,528 shares; issued 3,424 shares and 3,437 shares at December 31, 2009 and 2010, and 3,437 shares at March 31, 2011 (unaudited) and 38,812 shares pro forma (unaudited)	9	9	9	44
Treasury stock at cost 373 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and pro forma (unaudited)	(376)	(376)	(376)	(376)
Additional paid-in capital	13,098	22,960	20,816	135,054
Accumulated deficit	(90,691)	(107,941)	(104,912)	(104,912)

Total stockholders’ equity (deficit)	(43,995)	(51,383)	(50,498)	29,810

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$171,478	$206,831	$231,670	$231,670

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Revenues:
Healthcare	$66,754	$70,718	$75,771	$20,017	$24,225
Commuter	26,011	27,603	29,304	7,142	8,207
Other	10,508	10,140	9,972	2,553	2,892

Total revenues	103,273	108,461	115,047	29,712	35,324

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	49,298	46,802	50,205	13,297	15,366
Technology and development	12,664	13,773	12,640	3,557	3,492
Sales and marketing	19,869	18,885	18,173	4,628	5,249
General and administration	17,019	20,134	18,231	5,423	5,362
Amortization and change in contingent consideration	7,987	8,398	7,764	1,912	2,493

Total operating expenses	106,837	107,992	107,013	28,817	31,962

Income (loss) from operations	(3,564)	469	8,034	895	3,362
Other income (expense):
Interest income	1,368	851	220	107	11
Interest expense	(1,570)	(1,102)	(188)	(42)	(86)
Interest expense: amortization of convertible debt discount	—	(71)	(21,107)	(5,358)	—
Loss on extinguishment of debt	—	(356)	—	—	—
Gain (loss) on revaluation of warrants	(72)	70	(5,413)	(5,935)	(110)

Income (loss) before income taxes	(3,838)	(139)	(18,454)	(10,333)	3,177
Income tax (provision) benefit	(487)	(495)	1,204	(195)	(148)

Net income (loss)	(4,325)	(634)	(17,250)	(10,528)	3,029
Accretion of redemption premium	(3,130)	1,037	(6,740)	(70)	(2,768)

Net income (loss) attributable to common stockholders	$(7,455)	$403	$(23,990)	$(10,598)	$261

Basic net income (loss) per share attributable to common stockholders	$(2.23)	$0.13	$(7.85)	$(3.47)	$0.09
Diluted net income (loss) per share attributable to common stockholders	$(2.23)	$(0.02)	$(7.85)	$(3.47)	$0.01
Shares used in basic net income (loss) per share calculations	3,348	3,213	3,057	3,051	3,064
Shares used in diluted net income (loss) per share calculations	3,348	33,729	3,057	3,051	32,287

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Stockholders’ Deficit

(In thousands)

	Convertible preferred stock		Common stock		Treasury stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	17,645	$33,965	3,344	$9	(2)	$(5)	$88	$(85,732)	$(51,675)
Exercise of stock options	—	—	306	3	—	—	223	—	226
Share repurchases	—	—	(298)	(3)	—	—	(220)	—	(223)
Stock-based compensation	—	—	—	—	—	—	1,770	—	1,770
Accretion of redemption premium	—	—	—	—	—	—	(3,130)	—	(3,130)
Net loss	—	—	—	—	—	—	—	(4,325)	(4,325)

Balance at December 31, 2008	17,645	33,965	3,352	9	(2)	(5)	(1,269)	(90,057)	(57,357)
Exercise of stock options	—	—	72	—	—	—	20	—	20
Share repurchases	—	—	—	—	(371)	(371)	—	—	(371)
Stock-based compensation	—	—	—	—	—	—	2,510	—	2,510
Beneficial conversion feature	—	—	—	—	—	—	10,800	—	10,800
Accretion of redemption premium	—	—	—	—	—	—	1,037	—	1,037
Net loss	—	—	—	—	—	—	—	(634)	(634)

Balance at December 31, 2009	17,645	33,965	3,424	9	(373)	(376)	13,098	(90,691)	(43,995)
Exercise of stock options	—	—	13	—	—	—	5	—	5
Stock-based compensation	—	—	—	—	—	—	2,404	—	2,404
Modification of warrants	—	—	—	—	—	—	14,193	—	14,193
Accretion of redemption premium	—	—	—	—	—	—	(6,740)	—	(6,740)
Net loss	—	—	—	—	—	—	—	(17,250)	(17,250)

Balance at December 31, 2010	17,645	$33,965	3,437	$9	(373)	$(376)	$22,960	$(107,941)	$(51,383)
Stock-based compensation	—	—	—	—	—	—	624	—	624
Accretion of redemption premium	—	—	—	—	—	—	(2,768)	—	(2,768)
Net income	—	—	—	—	—	—	—	3,029	3,029

Balance at March 31, 2011 (unaudited)	17,645	$33,965	3,437	$9	(373)	$(376)	$20,816	$(104,912)	$(50,498)

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(10,528)	$3,029
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,559	4,564	4,164	1,081	865
Amortization and change in contingent consideration	7,987	8,398	7,764	1,912	2,493
Stock-based compensation	1,770	2,510	2,404	553	624
Revaluation of warrants	72	(70)	5,413	5,935	110
Loss on extinguishment of debt	—	183	—	—	—
Amortization of debt discount	95	272	21,107	5,358	—
Loss on disposal of fixed assets	450	368	120	120	6
Provision for doubtful accounts	155	(224)	66	175	56
Deferred taxes	410	446	(1,334)	122	71
Changes in operating assets and liabilities:
Accounts receivable	4,754	2,394	(2,109)	(1,059)	(3,124)
Prepaid expenses and other current assets	(330)	448	(324)	(65)	(2,074)
Other assets	1,373	980	(303)	87	(10)
Accounts payable and accrued expenses	2,023	(418)	344	(211)	(4,507)
Customer obligations	22,245	12,942	1,522	10,224	16,100
Other liabilities	2,295	(1,084)	(1,108)	(134)	(77)

Net cash provided by operating activities	43,533	31,075	20,476	13,570	13,562

Cash flows from investing activities:
Purchase of property and equipment	(12,142)	(6,617)	(7,257)	(2,039)	(2,207)
Cash consideration for business acquisitions, net of cash received	(5,032)	(2,069)	(5,012)	(2,294)	(4,230)
Change in restricted cash	(883)	(567)	(30)	(25)	(200)

Net cash used in investing activities	(18,057)	(9,253)	(12,299)	(4,358)	(6,637)

Cash flows from financing activities:
Proceeds from convertible debt	—	20,000	—	—	—
Increase in long-term debt	—	—	2,837	—	7,209
Repayments of outstanding debt facilities	(2,151)	(20,000)	—	—	—
Principal payments on capital leases	(1,204)	(312)	—	—	—
Proceeds from issuance of common stock	226	20	5	—	—
Share repurchases	(223)	—	—	—	—
Purchase of treasury stock	—	(371)	—	—	—

Net cash provided by (used in) financing activities	(3,352)	(663)	2,842	—	7,209

Net increase in cash and cash equivalents	22,124	21,159	11,019	9,212	14,134
Cash and cash equivalents at beginning of period	49,978	72,102	93,261	93,261	104,280

Cash and cash equivalents at end of period	$72,102	$93,261	$104,280	$102,473	$118,414

Supplemental cash flow disclosures:
Cash paid during the period for:
Interest	$1,854	$1,083	$189	$42	$29
Taxes	18	149	383	28	48
Noncash financing and investing activities:
Conversion of convertible debt and accrued interest into Series E preferred stock	—	—	21,178	—	—
Accretion of redemption premium	3,130	(1,037)	6,740	70	2,768
Modification of warrants	—	—	14,193	—	—
Beneficial conversion feature	—	10,800	—	—	—

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(1)	Summary of Business and Significant Accounting Policies

(a) Business

WageWorks, Inc., or the Company, is a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. The Company is headquartered in San Mateo, California.

The Company operates as a single reportable segment on an entity level basis. The Company generates revenue from the administration of healthcare, commuter and other employer sponsored tax-advantaged benefit services. The entity level is the aggregation of these three revenue streams.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries MHM Resources and Planned Benefit Systems, or PBS. Acquisitions are accounted for as business combinations, and accordingly, the results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2011, the consolidated statements of operations for the quarters ended March 31, 2010 and March 31, 2011, the consolidated statements of cash flows for the quarters ended March 31, 2010 and March 31, 2011, the consolidated statement of stockholders’ deficit for the quarter ended March 31, 2011 and the related interim information contained within the notes to the consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for fair presentation. The results of the interim period presented herein are not necessarily indicative of the results of future periods or annual results for the year ended December 31, 2011.

(d) Unaudited Pro Forma Balance Sheet

The Company has filed a registration statement with the U.S. Securities and Exchange Commission to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of March 31, 2011 is presented on the face of the Company’s consolidated balance sheet and the pro forma earnings per share is included in Note 2 of the financial statements. Both assume the Company’s preferred stock warrants automatically convert into warrants to purchase shares of the Company’s common stock and all outstanding redeemable and convertible preferred stock automatically convert into shares of the Company’s common stock. In accordance with the redeemable and convertible preferred stock terms, Series B, C, D, E and E-1 preferred stock shares will convert in shares of common stock on a 1:1 basis, Series A-1 on a 2.9:1 basis and Series A and A-2 on a 1.7:1 basis. The Series C preferred stock warrants will convert into common stock warrants that allow for the purchase of 423,529 shares of common stock at a purchase price of $4.25 per share and will no longer require periodic revaluation following their reclassification to additional paid-in capital. The Series E-1 preferred stock warrants will convert into common stock warrants that allow for the purchase of 8,733,617 shares of common stock at a price of $2.29 per share.

(e) Change of Accounting Policy, Immaterial Correction, Reclassifications

(i) Capitalization of Certain Costs

Effective January 1, 2010, the Company changed its accounting policy for accounting for issued debit cards and contract acquisition and origination costs. Previously, the Company had capitalized and deferred such costs, amortizing these costs as performance under the relevant contracts was fulfilled. The new

F-7	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

accounting policy to expense these costs as incurred is preferable in order to eliminate the subjectivity in determining the period of benefit to amortize the associated capitalized costs and better align to the actual performance of services under the contracts.

The Company accounted for the change in accounting policy in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 250, Accounting for Changes and Error Correction, and recorded an adjustment to increase opening accumulated deficit as of January 1, 2008 in the amount of $2.1 million.

As a result of the adoption of this new accounting policy, net loss for fiscal 2008 was reduced by $83,000 and net loss for fiscal 2009 was reduced by $202,000.

(ii) Adoption of SAB 108

Effective January 1, 2008, the Company changed its accounting policy related to uncorrected financial statement misstatements. Historically, the Company had utilized the rollover method for assessing its financial statement misstatements and has changed to the dual method as described in SEC Staff Accounting Bulletin, or SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This change was made as a result of the Company’s intention to file a registration statement with the Securities and Exchange Commission.

As a result of applying the dual method prescribed by SAB 108, the Company recorded an adjustment to decrease opening accumulated deficit as of January 1, 2008 in the amount of approximately $237,000.

The adoption of this guidance had no impact on the Net Loss or Net Loss Attributable to Common Stockholders for any period presented in these consolidated financial statements.

(iii) Immaterial Correction of an Error

As further discussed in Note 10, certain series of Preferred Stock are redeemable after December 31, 2012 at the greater of their original issuance price or the then fair market value. The Company had not historically recorded any redemption premium related to these redemption features.

In 2010 accretion of redemption premium has been recorded for each period presented in the accompanying consolidated statement of stockholders’ deficit and in the accompanying consolidated statements of operations.

The redemption premium amounts in each year were charges in 2008 and 2010 of $3.1 million, and $6.7 million respectively and a credit in 2009 of $1.0 million. These amounts impact net income (loss) attributable to common stockholders but have no impact on net loss.

Based upon an evaluation of all relevant quantitative and qualitative factors, and after considering ASC 250, which incorporates SAB No. 99, Materiality, and SAB 108 the Company does not believe that the effect of the adjustments were material to any period presented.

(iv) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

(f) Liquidity

The Company has completed several rounds of private equity financing to date. While the Company initially incurred losses for several years, it has experienced positive cash flow from operations since 2005. The Company believes that its existing cash and cash equivalents, cash generated from its operations, and unused borrowing capacity on its line of credit will be sufficient to fund its operations through December 31, 2011.

F-8	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

At December 31, 2010 and March 31, 2011, the Company’s current liabilities exceeded its current assets by $43.3 million and $31.8 million, respectively. The Company has historically been able to fulfill its obligations as they fall due and expects to be able to continue to do so in the future. This expectation is based on retaining the majority of its current client base as well as continuing its funding model whereby at the beginning of a plan year, most of the Company’s enterprise clients provide it with prefunds for their Flexible Spending Account, or FSA, programs based on a percentage of projected elections by the employee participants for the plan year ahead. During the plan year, the Company processes employee participants’ claims as they are submitted and typically seeks reimbursement from its employer clients within one week after settling the claim. To the extent that this model is discontinued or the Company’s client retention significantly deteriorates, its business, operating results and financial condition may be significantly impacted.

Future capital requirements also depend on other factors, including the required level of investment in technology. Although the Company is currently not a party to any agreement or letter of intent with respect to investments in, or acquisitions of, complementary businesses, products, or technologies, it may enter into these types of arrangements in the future, which could also require the Company to seek additional equity or debt financing. In the event that additional financing is required, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, its business, operating results, and financial condition may be significantly impacted.

(g) Certain Risks

In addition to the liquidity risks discussed above, the Company delivers its CDB programs through a highly scalable Benefits-as-a-Service, or BaaS, delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. The Company faces risks associated with ongoing sales acceptance, the realization of cost economies of scale, and existing and potential competition.

Additionally, the Company’s business is dependent on the availability of tax-advantaged CDBs for employers and employees. Any diminution in, elimination of, or change in the availability of these benefits would significantly impact the Company’s operations.

(h) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful accounts, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, deferred tax assets, reserve for income tax uncertainties, warrant valuations, and the assumptions used for stock-based compensation and purchase accounting. Actual results could differ from those estimates. In making its estimates, the Company considers the current economic and legislative environment in the estimates and has considered those factors when reviewing the assumptions and estimates.

(i) Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market funds, are stated at cost. To the extent the Company’s contracts do not provide for any restrictions on the Company’s use of cash that it receives from clients the cash is recorded as a Company asset.

F-9	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

In all cases, the Company recognizes a related liability to its customers, classified as customer obligations in the accompanying consolidated balance sheets.

Restricted cash represents cash used to collateralize standby letters of credit substantially all of which mature in 2011 and is therefore classified as a current asset at December 31, 2010 and March 31, 2011.

(j) Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash with several financial institutions, and its deposits, at times, exceed insured amounts.

For the years ended December 31, 2008, 2009 and 2010, and the quarters ended March 31, 2010 and March 31, 2011 no clients accounted for greater than 10% of total revenue or 10% of accounts receivable.

(k) Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, and convertible debt and revolver, approximate their fair values due to their short-term nature and/or market interest rates.

FASB ASC 820, Fair Value Measurements and Disclosures, or ASC 820, provides a consistent framework to define, measure, and disclose the fair value of assets and liabilities in financial statements. ASC 820 establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Lender Warrant (see Note 9) was recorded at fair value on the grant date and are adjusted quarterly to fair value. The Company values the Lender Warrant using a Black-Scholes option-pricing model, which incorporates assumptions about underlying asset value, volatility, expected remaining life, and risk-free interest rate. These valuation assumptions are estimated based upon management’s judgment about the general industry environment and are outlined in Note 9(b). Since the valuation of the Lender Warrant involves significant unobservable inputs, it is categorized as Level 3 under the three-level hierarchy discussed above.

The Investor Warrants (see Note 9) were recorded at fair value on the grant date and were adjusted quarterly to fair value until July 30, 2010. The estimated fair value of the Investor Warrants at December 31, 2009 and

F-10	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

during 2010 has been determined based upon the Noreen-Wolfson option pricing model, which incorporates assumptions about underlying asset value, volatility, expected remaining life, and risk-free interest rate. These valuation assumptions are estimated based upon management’s judgment about the general industry environment and are outlined in Note 9(c).

At July 30, 2010, the Investor Warrant terms were changed from being exercisable for a redeemable preferred share to being exercisable for a preferred share that was not redeemable. Accordingly, the Investor Warrants are classified as equity, under FASB ASC 480, Distinguishing Liabilities from Equity, or ASC 480, and FASB ASC 815-40, or ASC 815, Derivatives and Hedging, at the date of change and no longer need to be marked-to-market. Since the valuation of the Investor Warrants involves significant unobservable inputs they were categorized as Level 3 under the three-level hierarchy discussed above.

There were no Level 1 or Level 2 financial assets or liabilities as of December 31, 2009 and 2010 and March 31, 2011. There were no sales, purchases, settlements or transfers in or out of Level 3 liabilities.

Changes in fair value of the Investor Warrants, until the time they were reclassified as equity, and in fair value of the Lender Warrant are recorded as a separate line item under other income (expense) entitled “Gain (loss) on revaluation of warrants” in the consolidated statements of operations.

(l) Accounts Receivable

Accounts receivable represent both amounts receivable in relation to fees for the Company’s services and unpaid amounts by customers for benefit services of participants provided by third-party vendors, such as transit agencies and healthcare providers (see Note 5). The Company provides for an allowance for doubtful accounts by reference to reserves for specific accounts. The Company reviews its allowance for doubtful accounts monthly. Accounts more than 30 days past due are reviewed weekly for collectibility. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2008, 2009, and 2010 and the quarters ended March 31, 2010 and March 31, 2011 were not significant.

(m) Deferred Offering Costs

Deferred offering costs of $1,604,000 are included in the accompanying unaudited consolidated balance sheet within prepaid expenses and other current assets at March 31, 2011. Upon the consummation of the Company’s initial public offering, these amounts will be offset against the proceeds of the offering. There were no deferred offering costs at December 31, 2008, 2009 or 2010.

(n) Property and Equipment

Property and equipment are stated at cost. Depreciation on computer and equipment and furniture and fixtures is calculated on a straight-line basis over the estimated useful lives of those assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term. Total depreciation expense, including amortization of internal use software, for the years ended December 31, 2008, 2009, and 2010 was $9.2 million, $9.6 million, and $9.7 million respectively and for the quarters ended March 31, 2010 and 2011 was $2.4 million and $2.3 million, respectively.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in operating expenses.

F-11	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Maintenance and repairs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized.

(o) Software and Web Site Development Costs

The Company recognizes internal use software and Web site development costs in accordance with FASB ASC Subtopic 350-40, Internal-Use Software, and FASB ASC Subtopic 350-50, Intangibles—Website Development Costs, respectively. As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and recognized over the technology’s estimated useful life, generally four years, as amortization in the accompanying consolidated statements of operations. Amortization expense related to capitalized development costs was $4.7 million, $5.0 million, and $5.6 million for 2008, 2009, and 2010 respectively. In both the quarters ended March 31, 2010 and 2011, the Company recorded $1.4 million of amortization expense related to capitalized development costs. Costs associated with the platform content or the repair or maintenance of the existing platforms are expensed as incurred.

The Company accounts for interest costs related to internal use software and Web site development costs in accordance with the provisions of FASB ASC Subtopic 835-20, Interest—Capitalization of Interest, which require capitalization of interest on major construction or acquisition projects where the financial statement effect of capitalization versus current expense recognition is likely to be material. Capitalized interest related to software and development costs was immaterial for all years.

(p) Accounting for Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant and Equipment, the Company evaluates the remaining useful life and recoverability of property and equipment and other assets, including identifiable intangible assets with definite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. The Company recorded impairment adjustments of $415,000, $345,000, and $119,000 in 2008, 2009, and 2010, respectively, and $119,000 and no impairment adjustment in the quarters ended March 31, 2010 and March 31, 2011, respectively, related to software development costs which are included in property and equipment, net in the accompanying consolidated financial statements. There were no impairment charges for acquired intangible assets for any of the periods presented.

(q) Acquisitions and Goodwill

The Company has accounted for all of its acquisitions using the purchase method as required under the provisions of FASB ASC 805, Business Combinations, or ASC 805. The cost of acquisition is allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition. Goodwill represents the excess cost over the fair value of net assets acquired in the acquisition.

The Company performs a goodwill impairment test annually on December 31st and more frequently if events and circumstances indicate that the asset might be impaired. The following are examples of triggering events (none of which occurred in 2010 or in the quarter ended March 31, 2011) that could indicate that the fair value of a reporting unit has fallen below the unit’s carrying amount:

•	A significant adverse change in legal factors or in the business climate

F-12	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

•	An adverse action or assessment by a regulator

•	Unanticipated competition

•	A loss of key personnel

•	A more-likely than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

The impairment tests are performed in accordance with FASB ASC 350, Intangibles—Goodwill and Other, or ASC 350, and an impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. When reviewing goodwill for impairment, the Company assesses whether goodwill should be allocated to operating levels lower than the Company’s single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. The Company’s chief operating decision maker, the Chief Executive Officer, does not allocate resources or assess performance at the individual healthcare, commuter or other revenue stream level, but rather at the operating segment level. Discrete financial information is therefore not maintained at the revenue stream level. The Company’s operating segment is the aggregation of these three revenue streams and is the Company’s one reporting unit.

The goodwill impairment analysis is a two-step process: first, the reporting unit’s estimated fair value is compared to its carrying value, including goodwill. If the Company determines that the estimated fair value of the reporting unit is less than its carrying value, the Company moves to the second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit in a manner similar to a purchase price allocation.

The fair value of the Company’s reporting unit was determined using the market approach. In the application of the market approach, the Company is required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results related to assumed variables could differ from these estimates. Discount rates are based on a weighted average cost of capital, which represents the average rate a business must pay its providers of debt and equity capital. The Company used discount rates that are the representative weighted average cost of capital for its reporting unit in comparison with peer companies, with consideration given to the current condition of the global economy. The Company used the same discount rate for 2010 as it did for 2009 reflecting no change in the Company’s stage of development. The Company determines projected income based on the Company’s best estimate of near term revenue and Earnings before Interest, Income Taxes, Depreciation and Amortization, or EBITDA, expectations and long-term projections; estimated Adjusted EBITDA for 2010 compared to 2009 indicated an increase. As a sensitivity analysis, a 100 basis point reduction in the assumed net sales growth beginning in fiscal 2011 would decrease minimally the overall valuation but it would not cause a change in the results of the Company’s impairment testing that indicated no impairment of goodwill.

As of the end of the Company’s fourth quarter of fiscal year 2010, the period of its last annual impairment test, the fair value of its reporting unit determined under the market approach exceeded the Company’s aggregate carrying value by a significant amount. To date, the Company has not made any impairment adjustments to goodwill as the fair value of its reporting unit has always exceeded its carrying value.

(r) Warrants

The Company accounts for freestanding warrants exercisable into shares that are redeemable in accordance with ASC 480. Under ASC 480, warrants to acquire Preferred Stock where that stock is potentially redeemable must be reported as liabilities and marked to market at each reporting period from the warrant issuance date until

F-13	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

the exercise date or expiration. If the warrants were issued in connection with a debt financing, the Company follows the guidance of FASB ASC 470, Debt, which requires that the proceeds from an issuance of debt with warrants, where the warrant is classified as a liability, be allocated first to the warrant based upon the warrant fair value and the residual amount of the proceeds are allocated to the debt. The warrant terms for the Investor Warrants were changed on July 30, 2010 and became exercisable for Preferred Stock that is not redeemable and for that reason the warrants are now classified as equity under ASC 480.

(s) Revenue Recognition

The Company reports revenue based on the following product lines: Healthcare, Commuter, and Other services. Healthcare and Commuter include revenues generated from benefit service fees based on client employee (known as participant) participation levels and interchange and other commission revenues. Interchange and other commission revenues are based on a percentage of total healthcare and commuter dollars transacted pursuant to written purchase agreements with certain vendors and banks. Other revenue includes services related to Consolidated Omnibus Budget Reconciliation Act, or COBRA, enrollment and eligibility, nonhealthcare, and employee account administration (i.e., tuition and health club reimbursements) and project-related professional services.

The Company recognizes all revenue streams in accordance with FASB ASC 605, Revenue Recognition. As such, the Company recognizes revenue when collectibility is reasonably assured, service has been performed, persuasive evidence of an arrangement exists, and there is a fixed or determinable fee.

Benefit service fees are recognized on a monthly basis as services are rendered and earned under service arrangements where fees and commissions are fixed or determinable and collectibility is reasonably assured. Benefit service fees are based on a fee for service model (e.g., monthly fee per participant) in which revenue is recognized on a monthly basis as services are rendered under price quotations or service agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Fees received for initial setup of new clients and annual renewal fees are deferred and recognized on a monthly basis as services are rendered over the agreed benefit period. The initial setup fees are not considered separable from the ongoing services provided for which benefit service fees are earned.

Vendor and bank interchange revenues are attributed to revenue sharing arrangements the Company enters into with certain banks and card associations, whereby the Company shares a portion of the transaction fees earned by these financial institutions on debit cards the Company issues to its employee participants based on a percentage of total dollars transacted as reported on third-party reports. Commission revenue entails the Company purchasing passes on behalf of its employee participants from various transit agencies and due to the significant volume of purchases, the Company receives commissions on these passes which the Company records on a net basis. Commission revenue is recognized on a monthly basis as transactions are placed under written purchase agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Professional service fees are related to projects provided to the Company’s existing employer clients that last up to two months to accommodate their changing reporting and file transfer requirements and recognized upon completion of services and projects. These projects are discrete contracts and are not entered into contemporaneously with any other services the Company provides. The professional services are rendered with written price quotations or service agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties and where fees are fixed or determinable and collectibility is reasonably assured.

F-14	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(t) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718, Compensation – Stock Compensation, or ASC 718. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period (generally over the vesting period of the award) on a straight-line basis.

ASC 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows. There were no material excess tax benefits in the years ended December 31, 2008, 2009, and 2010 and the quarters ended March 31, 2010 and March 31, 2011.

(u) Advertising Costs

Advertising costs are charged to expense in the period incurred. Advertising costs consist of expenses incurred to run advertisements. The Company incurred $102,000, $126,000, and $280,000, of advertising costs in 2008, 2009, and 2010, respectively, and $18,000 and $27,000 for the quarters ended March 31, 2010 and 2011, respectively.

(v) Customer Obligations

Customer obligations represent liabilities incurred as a result of cash amounts received from customers and as a result of amounts billed to customers in which the Company has the legal right to bill and has yet to fulfill or initiate the related services.

(w) Leases

The Company leases various office space and equipment. The Company classifies its leases as either operating or capital lease arrangements in accordance with the criteria of FASB ASC 840, Leases. Certain of the Company’s operating leases for office space contain provisions under which monthly rent escalates over time and certain leases also contain provisions for reimbursement of a specified amount of leasehold improvements. When lease agreements contain escalating rent clauses, the Company recognizes rent expense on a straight-line basis over the term of the lease. When lease agreements provide allowances for leasehold improvements, the Company capitalizes the leasehold improvement assets and amortizes them on a straight-line basis over the lesser of the lease term or the estimated useful life of the asset, and reduces rent expense on a straight-line basis over the term of the lease by the amount of the allowances provided.

(x) Income Taxes

The Company reports income taxes in accordance with FASB ASC 740, Income Taxes, which requires an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current enacted tax law. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly, it may have a

F-15	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax benefits. If it is more likely than not that the Company would not realize the deferred tax benefits, then the Company would establish a valuation allowance for all or a portion of the deferred tax benefits.

Under ASC Subtopic 740-10, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in income tax expense.

(y) Legal Matters and Contingencies

The Company accrues for estimated losses in accordance with FASB ASC 450, Contingencies, which requires an accrual for matters where the Company believes that the likelihood that a loss will occur is probable and the amount of loss is reasonably estimable. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(z) Reduction in Force

In accordance with FASB ASC 420, Exit or Disposal Obligations, restructuring costs are recorded as incurred. The Company accrues severances once the total severance pool has been calculated, approved, and communicated and recognizes the expense ratably over the required service period, from the communication date to the exit date. The Company took actions with reductions in force during 2009 and recorded approximately $1.0 million in severance charges in 2009, which were fully paid out in 2009.

(aa) Indemnification Agreements

In accordance with FASB ASC 460, Guarantees, the Company has disclosed and accounted for all guarantees. No amounts were recorded under these guarantees in 2008, 2009, and 2010 and as of March 31, 2011.

The Company has signed indemnification agreements with all board members. The agreements indemnify the members from claims and expenses on actions brought against the individuals separately or jointly with the Company for Indemnifiable Events. Indemnifiable Events generally mean any event or occurrence related to the fact that the board member was or is acting in their capacity as a board member for the Company or was or is acting or representing the interests of the Company.

(bb) Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-13, Revenue Recognition (605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price, or VSOE, or third-party evidence of selling price, or TPE, before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities

F-16	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 2009-13 in the first quarter of 2011 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures, or ASC 820, which provides amendments that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of ASU 2010-06 related to the Level 3 activity disclosure did not have a material impact to the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other, or ASC 350: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC 350 for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 in 2011 did not have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations, or ASC 805: Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable,

F-17	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

through the current reporting period. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The Company will comply with this disclosure requirement for all future acquisitions.

(2)	Net Income (Loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Common Stockholders:

	Year ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands, except per share data)
				(unaudited)
Numerator (basic and diluted):
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(10,528)	$3,029
Less accretion of redemption premium	(3,130)	1,037	(6,740)	(70)	(2,768)

Net income (loss) attributable to common shareholders for basic EPS	$(7,455)	$403	$(23,990)	$(10,598)	$261

Add back: accretion of redemption premium	—	(1,037)	—	—	—

Net income (loss) attributable to common shareholders for diluted EPS	$(7,455)	$(634)	$(23,990)	$(10,598)	$261

Denominator (basic):
Weighted average common shares outstanding	3,348	3,213	3,057	3,051	3,064
Denominator (diluted):
Weighted average common shares outstanding	3,348	3,213	3,057	3,051	3,064
Dilutive stock options and awards outstanding	—	435	—	—	2,068
Weighted average common shares from stock warrants	—	—	—	—	5,422
Weighted average common shares from preferred stock	—	30,081	—	—	21,733

Net weighted average common shares outstanding	3,348	33,729	3,057	3,051	32,287

Net income (loss) per share attributable to holders of common stock:
Basic	$(2.23)	$0.13	$(7.85)	$(3.47)	$0.09
Diluted	$(2.23)	$(0.02)	$(7.85)	$(3.47)	$0.01

Diluted net income (loss) per share does not include the effect of the following anti-dilutive common equivalent shares:

	Year ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands)			(In thousands)
				(unaudited)
Stock options outstanding	6,731	5,620	9,014	7,934	—
Common equivalent shares from stock warrants	574	8,902	9,307	8,901	—
Common shares from convertible debt	—	8,328	—	8,328	—
Common shares from convertible preferred stock	30,081	—	35,375	30,081	13,642

	37,386	22,850	53,696	55,244	13,642

F-18	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The following table sets forth the computation of unaudited pro forma basic and diluted net income per share which are computed to give effect to the conversion of all currently outstanding convertible preferred stock into shares of the Company’s common stock, as if conversion had occurred at January 1, 2010:

	Year ended December 31, 2010	Three Months Ended March 31, 2011
	(In thousands, except per share data, unaudited)	(In thousands, except per share data) (unaudited)
Numerator (basic and diluted):
Net income (loss) as reported	$(17,250)	$3,029
Interest expense: amortization of convertible debt discount	21,107	—
Mark to market adjustment for in the money warrants	5,413	110

Pro forma income	$9,270	$3,139

Denominator (basic):
Weighted average common shares outstanding	3,057	3,064
Add common shares from preferred stock	35,375	35,375

Pro forma weighted average common shares outstanding	38,432	38,439

Denominator (diluted):
Weighted average common shares outstanding	38,432	38,439
Dilutive stock options outstanding	374	2,068
Dilutive warrants outstanding	1,072	5,422

Weighted average common shares outstanding	39,878	45,929

Pro forma net income per share:
Basic	$0.24	$0.08
Diluted	$0.23	$0.07

(3)	Acquisitions

On August 31, 2010, the Company acquired 100% of the outstanding common shares of Planned Benefits Systems (PBS). The results of operations of PBS have been included in the Company’s consolidated results of operations since this date. PBS is engaged in the business of providing flexible benefits administration and COBRA continuance services and is based in Denver, Colorado. This acquisition added a new regional base of customers and participant relationships. The financial results of this acquisition are considered insignificant for purposes of pro forma financial statement disclosures. The goodwill of $6.3 million arising from the acquisition was attributed to the premium paid for the opportunity to expand and better serve small and medium-sized businesses and achieve greater long-term growth opportunities than either company had operating alone. The aggregate noncontingent portion of the purchase price was $2.9 million and was paid in cash on August 31, 2010.

The purchase price also includes a contingent element that requires the Company to pay the former owners of PBS additional amounts in 2011 and 2012 based upon annualized revenues of PBS for 2011 and 2012. There is also an amount totaling $600,000, which was held back from the initial consideration paid to account for possible future contingencies. The fair value of the contingent elements at December 31, 2010 totaled $6.3 million based on annualized revenues of $8.4 million for 2011 and $9.9 million for 2012. The fair value was determined from forecasts developed by management based upon existing business and relationships and based on historical growth rates. The Company discounted these forecasts using the weighted average cost of capital. A weighted average cost of capital of 18.5% was used. As the fair value measure is based on significant inputs that are not observable in the market, the Company categorizes the inputs as Level 3 inputs under ASC 820.

F-19	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The following table summarizes the consideration for PBS and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Goodwill	$6,284,000
Acquired intangible assets, primarily customer relationships, contracts, and trademarks	4,350,000
Acquired net tangible assets	373,000
Deferred income taxes	(1,784,000)

Total allocation of acquisition cost	$9,223,000

The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately 6.9 years. The intangible assets include customer relationships of $3.7 million (6.7-year weighted average useful life), and other intangible assets of $630,000 (7.8-year weighted average useful life).

Since the acquisition was a stock purchase, goodwill and intangibles cannot be amortized for tax purposes; accordingly, a deferred tax liability of $1.8 million was recorded at the date of acquisition for the book tax cost basis difference related to the intangibles.

On November 30, 2010, the Company acquired a division, or FBM, in a carve-out from Fringe Benefits Management Company, a Florida corporation, or FBMC. The acquired division related to the tax-advantaged business of providing flexible benefits administration, commuter, and COBRA continuance services for public service entities. This acquisition added a new regional base of clients and participant relationships. The results of FBM’s operations have been included in the consolidated financial statements since that date. The financial results of this acquisition are considered insignificant for purposes of pro forma financial disclosures. The goodwill of $4.4 million arising from the acquisition was attributed to the premium paid for the opportunity to expand and better serve the public sector and achieve greater long-term growth opportunities than either company had operating alone. The aggregate noncontingent portion of the purchase price was $7.2 million and was paid in cash in two installments: at November 30, 2010 ($2.5 million) and January 14, 2011 ($4.7 million). The Company has determined that FBM represented a business which the Company obtained control on November 30, 2010. On that date, the Company also entered into a Shared Services Agreement, or SSA, with FBMC to provide operational continuity to both parties as acquired customer contracts assumed by the Company were being assigned to the Company and to provide ongoing support to FBMC for the processing of certain tax favored business bundled as part of FBMC’s offerings as part of their ongoing business.

The purchase price includes a contingent consideration element that requires the Company to pay FBMC additional amounts in 2011 and 2012 based upon annualized revenues of $10.5 million for 2011 and $11 million for 2012 at December 31, 2010. We measure acquired contingent consideration payable each reporting period at fair value, and recognize changes in fair value in earnings each period in the amortization and change in contingent consideration line item on the statement of operations, until the contingency is resolved. Increases or decreases in the fair value of the contingent consideration payable can result from changes in revenue targets and changes in assumed discount periods and rates. Significant judgment is employed in determining the appropriateness of these assumptions each period. The fair value of the contingent consideration element at December 31, 2010 of $4.9 million was based on achieving the aforementioned annualized revenues. Since FBM is a carve-out, some historical revenue details were not available and the forecasts relied upon existing management’s best estimates based upon current business and their understanding of retention rates and the marketplace. A weighted average cost of capital of 18% was used. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs.

F-20	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The following table summarizes the consideration for FBM and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Goodwill	$4,424,000
Acquired intangible assets, primarily customer relationships and tradenames	7,630,000

Total allocation of acquisition cost	$12,054,000

The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately 9.8 years. The intangible assets that make up that amount include a customer list of $7.3 million (10-year weighted average useful life) and other intangible assets of $300,000 (4-year weighted average useful life).

The goodwill and intangibles will be amortized for tax over a life of 15 years.

On September 15, 2008, the Company entered into an Asset Purchase Agreement with Creative Benefits, Inc., or CB, a California Corporation, pursuant to which CB transferred its operating assets and certain liabilities to WageWorks. CB is engaged in the business of providing flexible benefits administration, COBRA continuance, and eligibility services. This acquisition added a significant base of clients and participant relationships as well as some technology. The results of operations of CB have been included in the Company’s consolidated results of operations since its acquisition date. The financial results of this acquisition are considered insignificant for purposes of pro forma financial disclosures. The purchase price was approximately $6.9 million (including a contingent payment made on March 31, 2010 in the amount of $2.2 million) and was paid for in cash.

(4)	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 and the quarter ended March 31, 2011 are as follows (dollars in thousands):

	December 31,		March 31, 2011
	2009	2010
			(unaudited)
Balance at beginning of year	$33,608	$33,767	$46,806
Additions	159	13,039	10

Balance at end of year	$33,767	$46,806	$46,816

In connection with the acquisition of MHM Resources in 2007, the Company is required to pay the former parent company of MHM Resources a portion of revenue earned by the Company related to a specific client. The Company recorded $159,000 and $77,000 in 2009 and 2010, respectively, to goodwill related to this contingent payment.

F-21	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Acquired intangible assets at December 31, 2009 and 2010 and March 31, 2011 were comprised of the following (dollars in thousands):

	December 31,						March 31, 2011
	2009			2010			Gross carrying amount	Accumulated amortization	Net
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
							(unaudited)
Amortized intangible assets:
Client contracts and broker relationships	$15,484	$11,842	$3,642	$26,534	$13,224	$13,310	$26,534	$13,720	$12,814
Trade names	490	268	222	1,020	388	632	1,020	426	594
Technology	2,580	1,092	1,488	2,580	1,678	902	2,580	1,825	755
Noncompete agreements	1,612	1,550	62	2,011	1,625	386	2,012	1,635	377

Total	$20,166	$14,752	$5,414	$32,145	$16,915	$15,230	$32,146	$17,606	$14,540

Amortization expense for acquired intangible assets totaled $3.3 million, $3.4 million, and $2.2 million in 2008, 2009, and 2010, respectively and $0.6 million and $0.7 million for the quarters ended March 31, 2010 and 2011, respectively. The weighted average estimated lives of acquired intangible assets are approximately seven years for client contracts and relationships, four and a half years for trade names, four and a half years for technology, and four years for noncompete agreements. The weighted average remaining estimated life of acquired intangible assets in total is approximately seven and a half years.

The estimated amortization expense for each of the five succeeding years and thereafter at December 31, 2010 is as follows (dollars in thousands):

2011	$2,675
2012	2,413
2013	2,226
2014	1,680
2015	1,530
Thereafter	4,706

Total	$15,230

(5)	Accounts Receivable

Accounts receivable at December 31, 2009 and 2010 and March 31, 2011 were comprised of the following (dollars in thousands):

	December 31,		March 31, 2011
	2009	2010
			(unaudited)
Trade receivables	$8,114	$9,438	$11,969
Unpaid amounts for benefit services	3,421	5,568	12,398

	11,535	15,006	24,367
Less allowance for doubtful accounts	(349)	(415)	(471)

Accounts receivable, net	$11,186	$14,591	$23,896

F-22	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Included in unpaid amounts for benefit services at March 31, 2011 is an amount of approximately $4.1 million related to the Company’s FBM COBRA activities. As part of the business combination, FBMC agreed to continue to take receipt of monies into a FBMC bank account, the balance of which is recorded as an unpaid amount for benefit services in accounts receivable. There is an equal amount recorded in customer obligations to reflect the Company’s obligation to pay these monies to the employers and/or insurance companies in the following month.

(6)	Property and Equipment

Property and equipment at December 31, 2009 and 2010 and March 31, 2011 were comprised of the following (dollars in thousands):

	December 31,		March 31, 2011
	2009	2010
			(unaudited)
Computers and equipment	$7,879	$8,487	$8,597
Software and development costs	34,319	36,373	37,711
Furniture and fixtures	3,121	3,143	3,091
Leasehold improvements	6,163	6,320	6,209

	51,482	54,323	$55,608
Less accumulated depreciation and amortization	(30,187)	(35,630)	(37,119)

Property and equipment, net	$21,295	$18,693	$18,489

During 2008, 2009, 2010 the Company capitalized software development costs of $6.5 million, $5.6 million, $5.5 million, respectively. In the quarters ended March 31, 2010 and 2011, the Company capitalized software development costs of $1.3 million and $1.5 million, respectively. In 2008, 2009, and 2010, the Company has amortized $4.7 million, $5.0 million, and $5.6 million, respectively, of these costs. In both the quarters ended March 31, 2010 and 2011, the Company amortized $1.4 million of these costs. These costs are included in amortization and change in contingent consideration in the accompanying consolidated statements of operations. At December 31, 2009 and 2010, the unamortized software development costs included in property and equipment in the accompanying consolidated balance sheets were $13.3 million and $13.2 million, respectively.

(7)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2009 and 2010 and March 31, 2011 were comprised of the following (dollars in thousands):

	December 31,		March 31, 2011
	2009	2010
			(unaudited)
Accounts payable	$1,320	$1,214	$3,609
Payable to benefit providers and transit agencies	7,942	7,908	2,133
Accrued payables	2,912	4,224	4,227
Contingent payments	—	8,982	4,669
Accrued compensation and related benefits	6,264	6,378	4,661
Other accrued expenses	1,334	987	1,113
Deferred revenue	200	189	526

Accounts payable and accrued expenses	$19,972	$29,882	$20,938

F-23	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(8)	Debt

(a) Revolver

On August 30, 2010, the Company entered into a Commercial Credit Agreement, or Revolver, with Union Bank N.A. to borrow an aggregate principal amount of up to $15.0 million. The proceeds from this facility are used to fund permitted acquisitions. The Company borrowed $2.9 million during 2010 and $7.2 million during the quarter ended March 31, 2011. As of December 31, 2010 and March 31, 2011, the Company had $12.1 million and $4.9 million available under the Revolver, respectively. As collateral for the Revolver, the Company granted Union Bank a security interest in all of the Company’s assets.

The interest rate for each draw for the Revolver is based on the London Interbank Offered Rate, or LIBOR, plus three percent. The interest rate at December 31, 2010 was 3.3% and at March 31, 2011 ranged from 3.31% to 3.45%. The Revolver may only be prepaid upon five business days’ notice to the lender and payment of a prepayment fee to the lender. Such prepayment fee is calculated as the present value of the difference between the return that the lender could obtain if it used the amount of such prepayment of principal to purchase regularly quoted securities issued by the United States at bid price, minus the return the lender would have received had the prepayment not been made. The Revolver has financial covenants including monthly quick ratio, monthly minimum 3-month EBITDA coverage, and a monthly cash flow coverage ratio. The Revolver also contains a nonfinancial covenant to provide audited financial statements within 90 days after each year end. The Company was not in compliance with the covenant requirement to provide audited financial statements within the stated period of time. The Company obtained a waiver from the lender extending the period of time the Company had to provide financial statements through May 15, 2011. To maintain availability of funds under the Revolver, the Company pays a commitment fee on the unused portion of the Revolver. The commitment fee is equal to one quarter of one percent (0.25%) per annum and is recorded as interest expense.

Any borrowing outstanding under the Revolver is due and payable on August 31, 2012.

(b) Capital Lease

On September 29, 2006, the Company entered into a 30-month capital lease to finance the acquisition of certain service delivery equipment amounting to $3.2 million and paid the amount in full during 2009. The Company is depreciating the capitalized leased assets on a straight-line method over their useful life of five years.

(c) ORIX Venture Finance, LLC Senior Loan and Security Agreement

On September 27, 2007, the Company entered into a Senior Loan and Security Agreement with ORIX Venture Finance, LLC, or ORIX, to borrow an aggregate principal amount of up to $20 million. On December 28, 2009, the Company repaid the loan to ORIX. Upon ORIX receiving payment in full, all obligations, covenant restrictions, and liabilities were satisfied in full and all security interests in the Company’s assets held as collateral were relieved. The Company recorded a charge in 2009 upon the extinguishment of this debt of $356,000, primarily related to the write-off of debt discount and cash payments for legal fees and a prepayment penalty.

(d) Convertible Debt

On December 28, 2009, the Company entered into certain convertible note agreements, or Investor Notes, with several existing Preferred Stockholders for which it received proceeds of $20 million. The Investor Notes

F-24	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

were automatically convertible into Series E Preferred Stock at the earlier of (a) the next qualified financing or (b) April 2010. The April 2010 conversion date could be extended by agreement of the Company and the noteholders. The Investor Notes bore interest at 10% per annum and were repayable on January 2, 2011.

In connection with the issuance of the Investor Notes, the same Preferred Stockholders received warrants to purchase shares of Series E Preferred Stock (see Note 9). The Investor Warrants were valued at $9.2 million, which was recorded as a discount to the Investor Notes. In addition, the Investor Notes contained a beneficial conversion feature in the amount of $10.8 million, which was also recorded as a discount to the Investor Notes resulting in the carrying value of the Investor Notes initially being zero. Both discounts were then charged to interest expense through the contractual maturity date of January 2011.

No qualified financing occurred in 2010 and the automatic conversion date was extended through July 31, 2010. On July 31, 2010, the Investor Notes (including accrued interest of approximately $1.2 million) were converted into 5,294,514 shares of Series E Preferred Stock and the Investor Warrants became exercisable to purchase shares of Series E-1 Preferred Stock (see Note 9). At the time of conversion, there remained an amount of approximately $8.4 million of unamortized debt discount. This amount was recorded as incremental interest expense upon conversion. As a result, there are no incremental charges to interest expense related to these Investor Notes after July 31, 2010.

These amounts are included within interest expense the accompanying consolidated statement of operations as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
Noncash interest expense	$—	$16	$1,162	$493	$—
Beneficial conversion feature	—	30	10,770	2,627	—
Warrant-related discount	—	25	9,175	2,238	—

	$—	$71	$21,107	$5,358	$—

(9)	Warrants

(a) Warrant to Purchase Common Stock

On September 27, 2007, the Company granted ORIX a warrant for 150,000 shares of Common Stock at a purchase price of $4.10 per share in connection with the debt facility discussed in Note 8(c).

The warrant is exercisable, in whole or in part, for a period of seven years through September 26, 2014. The warrant does not entitle the holder to any voting rights or other rights as a stockholder of the Company prior to exercise. The fair value of the warrant was determined as approximately $216,000 and was recorded as a debt discount. The Company was amortizing the fair value of the warrant over the life of the loan as interest expense. The Company recorded $54,000 in interest expense in 2009. The unamortized balance at December 28, 2009 of $95,000 was included as part of the debt extinguishment. The fair value of the warrant was determined using the Black-Scholes valuation model. Assumptions used were as follows: fair value of the underlying stock of $4.10; risk-free interest rate of 4.27%; term of 7.0 years; dividend of 0%; and volatility of 22%. This warrant is classified as equity.

F-25	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(b) Lender Warrant

On May 23, 2005, the Company entered into a Senior Loan and Security Agreement, or Hercules Debt, with Hercules to borrow an aggregate principal amount of up to $20 million. On September 27, 2007, the Company repaid the loan to Hercules. In connection with the Hercules Debt financing, the Company granted Hercules a warrant to purchase 423,529 shares of Series C Preferred Stock at a purchase price of $4.25 per share. The warrant is exercisable, in whole or in part, for a period ending upon the earliest to occur of (a) May 23, 2015 or (b) 18 months after an initial public offering. The purchase price may be settled either by cash or by surrender of all or a portion of the warrant in exchange for shares of Series C Preferred Stock. The maximum number of preferred shares that the Company could be required to issue for settlement is 423,529. The warrant does not entitle the holder to any voting rights or other rights as a stockholder of the Company prior to exercise. The fair value of the warrants at December 31, 2010 was approximately $1.5 million and is recorded as Warrants on the accompanying consolidated balance sheet.

The Company accounts for freestanding warrants, on shares that are redeemable, in accordance with ASC 480 pursuant to which any change in the fair value of the warrants is recorded in the consolidated statement of operations. The Company recorded a mark-to-market loss of $72,000 for the year ended December 31, 2008, a mark-to-market gain of $70,000 for the year ended December 31, 2009, a mark-to-market loss of $400,000 for the year ended December 31, 2010 related to the change in fair value of these warrants. The Company recorded a mark-to-market gain of $42,000 and a loss of $110,000 for the quarters ended March 31, 2010 and March 31, 2011, respectively, related to the change in fair value of these warrants. This revaluation is included in other income (expense) as a separate line item entitled “Gain (loss) on revaluation of warrants.”

The Company values the warrants using a Black-Scholes option pricing model, at each reporting date, which incorporates assumptions about underlying asset value, volatility, expected remaining life, and risk-free interest rate. These valuation adjustments are estimated based upon management’s judgment about the general industry environment. The assumptions used at December 31, 2008, 2009, and 2010, respectively, were as follows:

	December 31,
	2008	2009	2010

Fair value of underlying stock per share	$5.39	$5.14	$7.34
Risk-free interest rate	1.14%	1.56%	0.61%
Expected term	3.5 years	3.5 years	2 years
Dividend yield	—%	—%	—%
Volatility	50.40%	56.40%	43.70%

(c) Investor Warrants

Effective December 28, 2009, in connection with the Investor Notes described in Note 8(d) the Company granted to the instrument holders warrants, or Investor Warrants, to purchase $20 million worth of Series E Preferred Stock (later amended to Series E-1 Preferred Stock – see below.) The Investor Warrants are exercisable, in whole or in part, after the Automatic Conversion Date (originally April 30, 2010 and amended and extended to July 31, 2010) and expire on December 28, 2017 (later amended to June 30, 2014). All unexercised warrants upon expiration will automatically be exercised unless the Investor Notes holders provide written notice to the Company of their intent to have the warrants expire unexercised. The Investor Warrants do not entitle the holder to any voting rights or other rights as a stockholder of the Company prior to exercise.

At December 31, 2009, the Company accounted for the Investor Warrants as liabilities in accordance with ASC 480. This was due to the fact that these warrants were exercisable into a series of Preferred Stock that was

F-26	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

redeemable. Any change in the fair value of the warrants at each reporting period was recorded in the consolidated statement of operations as a gain (loss) on revaluation of warrants. The initial fair value of the Investor Warrants was determined to be approximately $9.2 million using an expected value approach based on the Noreen-Wolfson option pricing valuation model. Assumptions used were as follows: weighted fair value of the implied value of the underlying shares of $3.98; weighted risk-free interest rate of 2.68%; weighted term of 6.1 years; dividend of 0%; and volatility of 48.40% determined by reference to the average asset volatility of comparable public companies. The initial fair value was recorded as a discount on the Investor Notes. The Company was amortizing the discount over the life of the Investor Notes as interest expense. The amount of the mark-to-market adjustment related to the Investor Warrants for the year ended December 31, 2009 was immaterial.

At July 30, 2010, the terms of the Investor Warrants were amended to allow for conversion to 8,733,617 Series E-1 Preferred Stock with an adjusted strike price of $2.29 (the original strike price was $2.40). The Series E-1 Preferred Stock is not redeemable and accordingly under ASC 480 and ASC 815 the Investor Warrants were determined to be equity classified and no longer classified as a liability. The fair value of the warrants at July 30, 2010 was determined to be $14.2 million and was determined using an expected value approach based on the Noreen-Wolfson option pricing valuation model. Assumptions used were as follows: weighted fair value of the implied value of the underlying shares of $3.42; weighted risk-free interest rate of 0.84%; weighted term of 2.89 years; dividend of 0%; and volatility of 66.10% determined by reference to the average asset volatility of comparable public companies. As a result of the valuation, the Company recorded a mark-to-market loss of $5.0 million for the year ended December 31, 2010 related to the change in fair value of these warrants. The Company recorded a mark-to-market loss of $6.0 million for the quarter ended March 31, 2010. This revaluation was recorded in the consolidated statement of operations as a gain (loss) on revaluation of warrants.

(10)	Redeemable and Convertible Preferred Stock

On July 30, 2010, the certificate of incorporation was amended to authorize the issuance of 40.5 million shares of Preferred Stock. The Preferred Stock is divided into series with 50,000 shares designated as Series A Preferred Stock, 1.7 million shares designated as Series A-1 Preferred Stock, 1.0 million shares designated as Series A-2 Preferred Stock, 14.9 million shares designated as Series B Preferred Stock, 6.3 million shares designated as Series C Preferred Stock, 2.5 million shares designated as Series D Preferred Stock, 5.3 million shares designated as Series E Preferred Stock, and 8.7 million shares designated as Series E-1 Preferred Stock.

As of December 31, 2010 and March 31, 2011, the rights, preferences, and privileges of the holders of Preferred Stock are as follows:

(a) Dividends

The holders of Series A, A-1, A-2, B, C, D, E, and E-1 Preferred Stock shall be entitled to receive noncumulative dividends (as adjusted for any stock dividends, combinations, or splits with respect to such shares) annually payable out of funds legally available, when and if declared by the board of directors as follows:

Preferred stock	Dividend rates
Series A	$0.3200
Series A-1	0.3200
Series A-2	0.3200
Series B	0.1120
Series C	0.3400
Series D	0.5192
Series E	0.3200
Series E-1	0.1800

F-27	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Payment of Series A, A-1, A-2, B, C, D, E, and E-1 dividends shall be paid prior to payment of any dividends on the Common Stock.

As of December 31, 2010 and March 31, 2011, no dividends have been declared or paid.

(b) Liquidation

In the event of any liquidation, the holders of Series E and Series E-1 Preferred Shares shall be entitled to a preference on liquidation equal to $4.00 and $2.29 per share, respectively (as adjusted for any stock dividends, combinations, or splits with respect to such shares), plus declared but unpaid dividends prior to any payments to the Series A, A-1, A-2, B, C, and D Preferred Stock, or the Common Stock holders.

In the event of any liquidation, the holders of Series D shall be entitled to a preference on liquidation equal to $6.49 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Series A, A-1, A-2, B, and C Preferred Stock, or the Common Stock holders.

In the event of any liquidation, the holders of Series C shall be entitled to a preference on liquidation equal to $4.25 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Series A, A-1, A-2, and B Preferred Stock, or the Common Stock holders.

In the event of any liquidation, the holders of Series B shall be entitled to a preference on liquidation equal to $1.40 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Series A, A-1, and A-2 Preferred Stock, or the Common Stock holders.

In the event of any liquidation, the holders of Series A, A-1, and A-2 Preferred Stock shall be entitled to a preference on liquidation equal to $4.00 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Common Stock holders.

All further remaining proceeds would be distributed ratably to the Common Stock holders and the Series A, A-1, A-2, B, C, D, E, and E-1 stockholders on an as-converted basis, provided that the distributions described above on the shares of Series A, A-1, A-2, B, C, D, E, and E-1 Preferred Stock are capped at $14.14, $21.50, $14.14, $7.35, $10.20, $12.98, $8.00, and $4.58, respectively. Should the distributions be capped, each series of Preferred Stock is convertible to Common Stock at the election of the holder thereof.

(c) Conversion

Each share of Series A, A-1, A-2, B, C, D, E, and E-1 may be converted to shares of Common Stock at a conversion ratio as outlined in the table below.

Preferred stock class	Conversion ratio
Series A	1.7
Series A-1	2.9
Series A-2	1.7
Series B	1.0
Series C	1.0
Series D	1.0
Series E	1.0
Series E-1	1.0

F-28	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Each share of Series A, A-1, A-2, B, C, D, E, and E-1 shall be automatically converted to shares of Common Stock immediately prior to the earlier to occur of (i) the closing of a firm commitment, underwritten public offering registered under the Securities Act of 1933, in which the net proceeds to the Company from the sale of the Company’s Common Stock is $40 million or greater, and the offering price per share is at least $10.39 (as adjusted for any stock dividends, combinations, or splits with respect to such shares), or Qualified IPO, or (ii) the effective date upon which a defined voting percentage, as outlined below, of the outstanding shares of such indicated class voting as a class, approve such conversion.

Preferred stock class	Defined voting percentage
Series A	Majority of Series B
Series A-1	Majority of Series B
Series A-2	Majority of Series B
Series B	Majority of Series B
Series C	Majority of Series C
Series D	Majority of Series D
Series E	80.8% of Series E
Series E-1	80.8% of Series E

Each series of Preferred Stock is convertible to Common Stock at the election of the holder thereof.

All Preferred Stock shall be entitled to proportional adjustments for stock splits, stock dividends, and the like.

(d) Redemption

Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, and Series E-1 Preferred Stock are not redeemable. Series C, D, and E Preferred Stock are redeemable, at any time after December 31, 2012 if, prior to such date, the Company has not consummated a Qualified IPO, (i) the holders of not less than a majority of the issued and outstanding Series C Preferred Stock request, by written notice, that the Company redeem all shares of Series C Preferred Stock then held by such holders and/or (ii) the holders of not less than a majority of the issued and outstanding Series D Preferred Stock request, by written notice, that the Company redeem all shares of Series D Preferred Stock then held by such holders and/or (iii) the holders of not less than a majority of the issued and outstanding Series E Preferred Stock request, by written notice, that the Company redeem all shares of Series E Preferred Stock then held by such holders.

The redemption price per share shall be payable in cash and shall be equal to the greater of (i) the fair market value of such shares as determined in good faith by an appraiser of national standing chosen by the redeeming preferred stockholders that is satisfactory to the Company or (ii) $4.25 per share, with respect to Series C Preferred Stock, $6.49 per share, with respect to Series D Preferred Stock and $4.00 per share, with respect to Series E Preferred Stock (each as adjusted for any stock dividends, combinations, or splits with respect to such shares).

F-29	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The Company records accretion related to this redemption premium, using the interest method, as an increase or decrease to the liquidation value of the redeemable Preferred Stock and a decrease or increase to additional paid-in capital based on the excess of the estimated fair value of each redeemable Preferred Stock, as determined by the Company, over the stated minimum redemption price per share for each redeemable Preferred Stock over the period of time up to the redemption date. The Company recorded the following dividend amounts for each redeemable Preferred Stock in 2008, 2009, 2010 (in thousands):

	Series C	Series D	Series E
Redemption value at December 31, 2007	$29,164	$16,786	$—
Accretion of preferred stock	2,430	700	—

Redemption value at December 31, 2008	31,594	17,486	—
Accretion of preferred stock	(610)	(427)	—

Redemption value at December 31, 2009	30,984	17,059	—
Conversion of investor notes and accrued interest	—	—	21,178
Accretion of preferred stock	3,823	888	2,028

Redemption value at December 31, 2010	34,807	17,947	23,206
Accretion of preferred stock	1,082	261	1,425

Redemption value at March 31, 2011 (unaudited)	$35,889	$18,208	$24,631

The Company estimates the remaining aggregate dividend to be recorded over the remaining redemption period is approximately $23.1 million at December 31, 2010 and $23.3 million at March 31, 2011.

(e) Voting Rights

All holders of Preferred Stock are entitled to vote on an as-converted basis.

(f) Anti-Dilution Protection

Subject to the following paragraphs below, each series of Preferred Stock is entitled to “weighted average” anti-dilution protection for issuances of Company securities at a price per share that is less than the conversion price then in effect for such series.

(g) Protective Provisions

Approval of the holders of a majority of Series A, A-1, A-2, B, and C Preferred Stock voting together as a single class is required on the following matters: (i) create a non wholly owned subsidiary; (ii) voluntary liquidation, winding-up, or dissolution; (iii) amendment of any stock option or stock purchase plan to modify the number of shares covered thereby; (iv) increase number of directors above nine; (v) any change to counsel or auditors; (vi) any material change in the nature of the Company’s business; (vii) declare, pay, or make any dividend or distribution on any shares of Common Stock; (viii) redeem, purchase, or acquire any shares of Common Stock; and (ix) sell any material assets or grant any exclusive license to intellectual property outside the ordinary course if the value of such assets or rights, when aggregated with all other such transfers in the preceding 12 months would meet certain materiality thresholds.

Approval of the holders of a majority of Series A, A-1, A-2, and B Preferred Stock voting together as a single class is required on the following matters: (i) create, designate, authorize, or issue any security that is

F-30	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

senior to, or on par with, any such securities with respect to voting, dividends, and liquidation; or (ii) amend or repeal the Certificate of Incorporation or Bylaws in a manner that disproportionately affects such securities relative to other series of Preferred Stock.

Approval of the holders of a majority of Series C Preferred Stock voting together as a single class is required on the following matters: (i) create, designate, authorize, or issue any security that is senior to, or on par with, such securities with respect to voting, dividends, and liquidation; (ii) agree to any liquidation event that would result in a liquidation preference to the Series C of less than $5.6525 per share; (iii) increase number of directors above nine; (iv) amend or repeal the certificate of incorporation or bylaws in a manner that materially adversely changes the rights of such securities; (v) declare, pay, or make any dividend or distribution on any shares of Common Stock or Preferred Stock; (vi) redeem, purchase, or acquire any shares of Common Stock or Preferred Stock; (vii) incur debt that results in aggregate outstanding indebtedness in excess of $25 million; or (viii) engage in certain related-party transactions.

Approval of the holders of a majority of Series D Preferred Stock voting together as a single class is required to amend or repeal the Certificate of Incorporation or Bylaws in a manner that materially adversely changes the rights of the Series D Preferred Stock in a manner that disproportionately affects such securities relative to other series of Preferred Stock.

Approval of the holders of a majority of Series E Preferred Stock voting together as a single class is required to amend or repeal the Certificate of Incorporation or Bylaws in a manner that materially adversely changes the rights of the Series E Preferred Stock or the Series E-1 Preferred Stock in a manner that disproportionately affects any such securities relative to other series of Preferred Stock.

(h) Investor Notes

On December 28, 2009, the Company entered into Investor Notes with preferred shareholders holding more than 90% of the preferred shares to borrow an aggregate principal amount of $20 million. Under the Agreement, each investor received a note. Each investor also received a warrant to purchase Series E Preferred Stock (see Note 8). The interest on the notes was accrued but was unpaid and converted with the Investor Notes on the conversion date. On July 31, 2010, the Investor Notes converted into Series E Preferred Stock under the automatic conversion date provision.

(11)	Common Stock

(a) Authorized Shares

On July 30, 2010, the certificate of incorporation was amended to authorize the issuance of 101 million shares of capital stock. The total number of shares of Common Stock was authorized at 60.5 million shares.

(b) Dividends

Subject to the prior rights of the holders of all classes of stock having prior rights as to dividends, the holders of the Common Stock are entitled to receive out of any assets of the Company legally available, such dividends as may be declared from time to time by the board of directors.

(c) Liquidation

Upon the liquidation, dissolution, or winding up of the Company, the assets of the Company shall be distributed as provided in the amended and restated certificate of incorporation.

F-31	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(d) Redemption

The Common Stock shall not be redeemable other than by the repurchase of shares of Common Stock by the Company from employees, officers, directors, consultants or other persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment. As of December 31, 2010 and March 31, 2011, there are currently no shares outstanding where the Company has such an option.

(e) Voting Rights

The holders of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

(12)	Employee Benefit Plans

(a) Employee Stock Option Plan

The Company’s stock option program is a long-term retention program that is intended to attract, retain, and provide incentives for talented employees, officers, and directors, and to align stockholder and employee interests. The Company considers its option program critical to its operation and productivity.

Stock-based compensation is classified in the consolidated statement of operations in the same expense line items as cash compensation. In accordance with ASC 718, the Company recorded $1.8 million, $2.5 million and $2.4 million of stock-based compensation expense in its consolidated statements of operations for the years ended December 31, 2008, 2009, and 2010, respectively, relating to options and $0.5 million and $0.6 million for the quarters ended March 31, 2010 and 2011, respectively. None of the stock-compensation cost was capitalized as amounts were immaterial. Amounts recorded as expense in the consolidated statement of operations are as follows (in thousands):

	December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Cost of revenues	$214	$373	$312	$76	$64
Technology and development	186	323	282	69	67
Sales and marketing	302	461	422	103	109
General and administration	1,068	1,353	1,388	305	384

Total	$1,770	$2,510	$2,404	$553	$624

As of December 31, 2010, there was $4.7 million of total unrecognized compensation cost related to nonvested stock-based employee compensation arrangements that is expected to vest. The cost is expected to be recognized over a weighted average period of 3.34 years, as of December 31, 2010.

The Company’s 2000 Stock Option/Stock Issuance Plan adopted in June 2000, as amended and restated, or the 2000 Plan, provides for the issuance of options and other stock-based awards. On May 6, 2010, the shares of Common Stock reserved for issuance under the 2000 Plan were increased by 597,204 shares to 10.2 million shares and the plan was terminated in June 2010. The Company issues new shares upon the exercise of stock options. Any forfeitures or shares remaining under the plan are canceled and not available for reissue.

The Company’s 2010 Equity Incentive Plan was adopted on May 26, 2010, or the 2010 Plan, and the Company initially reserved for issuance under the 2010 Plan 1.5 million shares with an automatic annual increase

F-32	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

on the first day of each of our fiscal years beginning in 2011 by an amount equal to the lesser of 500,000 shares, 1% of the outstanding shares of the Company’s common stock as of the last day of the Company’s immediately preceding fiscal year, or such other amount as the Company’s board of directors may determine. Options become vested and exercisable at such times and under such conditions as determined by the board of directors. In January 2011, the shares of Common Stock reserved for issuance under the 2010 Plan were increased by 384,391 shares. As of March 31, 2011, 1.0 million shares were available for issuance under the 2010 Plan.

Options under the 2000 and the 2010 Plan, or the Plans, are generally for periods not to exceed 10 years and must be issued at prices not less than 85% of the estimated fair value of the shares of Common Stock on the date of grant as determined by the plan administrator. Options become vested and exercisable at such times and under such conditions as determined by the board of directors. Options generally vest over four years with 25% vesting after one year and the balance vesting monthly over the remaining period. In May and November 2010, the Company granted a total of 837,000 performance option awards to certain executives of the Company. The performance option awards are subject to potential early vesting based upon the achievement of certain milestones as follows: 25% to vest upon an initial public offering, 25% to vest upon achieving a revenue growth rate of at least 8% per year for two consecutive years, and an additional 50% will vest upon the achievement on an initial public offering and achieving consecutive growth rates.

Stock option activity for 2010 and the three months ended March 31, 2011 is as follows (shares in thousands):

	Shares	Weighted average exercise price	Remaining contractual term (years)	Aggregate intrinsic value (dollars in thousands)
December 31, 2009	6,956	$3.82	7.83	$1,213
Granted	2,274	2.79
Exercised	(13)	0.40
Forfeited	(203)	3.51

Outstanding as of December 31, 2010	9,014	$3.58	7.51	17,213
Vested and expected to vest at December 31, 2010	8,237	3.63	7.36	$15,310
Exercisable at December 31, 2010	9,014	3.58	7.51	$17,213

Granted	213	5.49
Exercised	—	—
Forfeited	(49)	3.78

Outstanding as of March 31, 2011 (unaudited)	9,178	$3.62	7.33	$22,269

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009, and 2010 was $94,000, $273,000, and $33,375, respectively. The Company received $3,500, $20,200, and $5,000 of cash upon the exercise of these options for the years ended December 31, 2008, 2009, and 2010, respectively. The Company also recorded $36,000, $80,000, and $1,300 in tax benefits as a result of the exercise of these options for the years ended December 31, 2008, 2009, and 2010, respectively.

The Plans provides for grants of immediately exercisable options; however, the Company has the right to repurchase any unvested Common Stock upon the termination of employment at the original exercise price. There were no early exercises and the Company did not repurchase any unvested Common Stock during 2008, 2009, or 2010. As of December 31, 2008, 2009 and 2010, there were 27,000, 1,000 and zero exercised shares subject to repurchase.

F-33	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The following table summarizes information with respect to options outstanding and exercisable at December 31, 2010 (shares in thousands):

	Options outstanding and exercisable
Exercise price	Number of options	Weighted average remaining life (years)
$0.25	186	3.08
0.40	51	1.02
1.00	227	4.37
2.66	1,589	9.34
3.07	1,419	8.40
3.09	670	9.82
3.33	169	5.03
3.60	452	5.71
3.71	342	8.91
4.10	120	6.72
4.12	265	7.35
4.14	1,002	7.10
4.24	106	6.11
4.71	1,802	6.38
5.21	614	6.86

	9,014	7.51

(b) Valuation Assumptions

The Company calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (annualized percentages):

	December 31,
	2008	2009	2010

Fair value of underlying stock per share	$ 4.12-4.14	$3.07-3.71	$2.66-3.09
Expected volatility	33.8-47.0%	47.0%	46.0-50.9%
Risk-free interest rate	2.32-2.79%	2.13-2.72%	1.19-2.51%
Expected term	4.68-4.95 years	4.95-6.06 years	6.07 years
Dividend yield	0.00%	0.00%	0.00%
Grant date fair values of stock options	$ 1.19-1.60	$1.32-1.79	$1.17-1.78

Expected volatility is determined using average volatility of peer publicly traded companies. The risk-free interest rate is determined by using published zero coupon rates on treasury notes for each grant date given the expected life. The dividend yield of zero is based on the fact that the Company expects to invest cash in operations and has never paid cash dividends on Common Stock. The Company changed its method of estimating expected term in 2010 from using historical and exercises to the “simplified” method as determined under SAB 107 due to the low frequency of option exercises.

As stock-based compensation expense recognized in the consolidated statements of operations in 2008, 2009, and 2010 is based on awards ultimately expected to vest, it is reduced for estimated prevest forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods

F-34	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

if actual forfeitures differ from those estimates. In addition, ASC 718 requires that compensation cost recognized at any date must be at least equal to the amount attributable to options that are vested at that date. The Company calculates a true-up of its compensation costs to the vested amounts on a quarterly basis. Prevesting forfeitures were estimated to be approximately nine percent in 2008 and 2009 and approximately eight percent in 2010 based on weighted average historical forfeiture rates. Under the provisions of ASC 718, the Company will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

(c) Restricted Stock Agreements

The Company issues stock under purchase agreements, which includes stock pursuant to the Company’s option plans, which include restrictions on the transfer of the Company’s Common Stock. Before selling Common Stock, the stockholder must first offer the Company the right of first refusal. In the event of a voluntary or involuntary termination (including death and disability), the Company has the right to repurchase the exercised unvested shares at the original price paid. The Company did not exercise these rights in 2008 and had no exercised and unvested shares in 2009, 2010 and the quarter ended March 31, 2011.

The Company has a co-sale agreement, which includes restrictions on the transfer of the Company’s Common Stock issued pursuant to the Company’s stock purchase agreement. Before selling Common Stock, the stockholder must first offer the Company the right of first refusal. The Company did not exercise these rights for the years ended December 31, 2008, 2009, and 2010 and the quarter ended March 31, 2011.

(d) 401(k) Plan

The Company participates in the WageWorks 401(k) Plan, or 401(k) Plan, a tax-deferred savings plan covering all of its employees working more than 1,000 hours per year. Employees become participants in the 401(k) Plan on the first day of any month following the first day of employment. Eligible employees may contribute up to 25% of their compensation to the 401(k) Plan, limited to the maximum allowed under the Internal Revenue Code, or the Code. The Company, at its discretion, may match up to 25% of the first 4% of employees’ contributions and may make additional contributions to the 401(k) Plan. The Company contributed approximately $293,000, $255,000, and $292,000 in 2008, 2009, and 2010, respectively and $102,000 in the quarter ended March 31, 2011.

(13) Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The Company follows FASB ASC 740-270, Income Taxes—Interim Reporting, for the computation and presentation of its interim period tax provision. Accordingly, management estimated the effective annual tax rate and applied this rate to the year-to-date pre-tax book income to determine the interim provision for income taxes. For the three month ended March 31, 2011, the income tax provision of $148,000 represents a provision for income taxes of $76,000 related to federal and state income taxes and discrete items of $72,000.

Loss before income taxes for the years ended December 31, 2008, 2009, and 2010 was all incurred in the United States of America.

F-35	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The components of the provision for income taxes for the years ended December 31, 2008, 2009, and 2010 are as follows (dollars in thousands):

	2008	2009	2010
Current:
Federal	$—	$(48)	$—
State	77	97	130

	77	49	130

Deferred:
Federal	387	423	(1,404)
State	23	23	70

	410	446	(1,334)

Total provision (benefit) for income taxes	$487	$495	$(1,204)

Deferred tax assets (liabilities) as of December 31, 2008, 2009, and 2010 consist of the following (dollars in thousands):

	2009	2010
Deferred tax assets:
Current:
Prepaids	$—	$373
Accruals and reserves	2,923	2,571

Deferred tax assets—current	2,923	2,944

Noncurrent:
Net operating loss carryforwards	26,416	22,002
Stock-based compensation	1,902	2,750
R&D and other credits	1,245	1,137
Property and equipment	304	1,009
Other	39	57

Deferred tax assets—noncurrent	29,906	26,955

Gross deferred tax assets	32,829	29,899
Valuation allowance	(25,801)	(25,931)

Net deferred tax assets	7,028	3,968

Deferred tax liabilities:
Noncurrent
Intangibles	(2,970)	(3,968)
Beneficial conversion feature	(4,058)	—
Goodwill	(1,480)	(1,929)

Gross deferred tax liabilities	(8,508)	(5,897)

Net deferred tax liabilities	$(1,480)	$(1,929)

F-36	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2008, 2009, and 2010:

	2008	2009	2010
Tax provision (benefit) at U.S. statutory rate	(34)%	(34)%	(34)%
State income taxes, net of federal benefit	2	8	1
Warrants	1	(17)	30
Permanent items	2	34	0
R&D credits	0	(59)	0
Change in valuation allowance	41	424	(4)

Provision for tax	12%	356%	(7)%

The Company has provided a valuation allowance for all of its net deferred tax assets excluding indefinite lived intangible asset related timing differences as of December 31, 2010 due to the uncertainty regarding their future realization. The total valuation allowance increased by approximately $130,000 from December 31, 2009 to December 31, 2010.

At December 31, 2010, unrecognized tax benefits approximated $2 million, none of which would affect the effective tax rate if recognized. Included in the balance at December 31, 2010 is $247,000 of current year tax positions, which would not affect the Company’s income tax expense if recognized. As of December 31, 2010, the Company has no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. The Company does not anticipate any adjustments would result in a material change to its financial position. For the years ended December 31, 2008, 2009, and 2010, the Company did not recognize interest or penalties related to unrecognized tax benefits. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Year ended December 31,
	2008	2009	2010
	(In thousands)
Balance, beginning of year	$1,173	$1,434	$1,630
Increase in tax positions for prior years	—	—	117
Decrease in tax positions for prior years	—	—	—
Settlements	—	—	—
Lapse in statute of limitations	—	—	—
Increase in tax positions for current year	261	196	247

Balance, end of year	$1,434	$1,630	$1,994

The Company files income tax returns in the U.S. federal jurisdiction and various states jurisdictions. As a result of the Company’s net operating loss carryforwards, the 2000 through 2010 tax years are open and may be subject to potential examination in one or more jurisdictions.

At December 31, 2010, the Company had federal and state operating loss carryforwards of approximately $61.7 million and $38.9 million, respectively, available to offset future regular and alternative minimum taxable income. The federal amount includes tax deductions benefits related to stock options in the amount of $2.7 million that will be booked to additional paid-in capital and that will benefit the tax provision when utilized.

The Company also has tax deductible goodwill related to asset acquisitions. When the Company utilizes these loss carryforwards, a portion of these amortization deductions will be booked to goodwill and will not

F-37	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

benefit the tax provision. The cumulative amount of amortization deductions through 2010 is $5.4 million, of which $200,000 relates to amounts that will be booked to goodwill and will not benefit the tax provision.

In addition, the Company had federal and California research and development credit carryforwards of approximately $2.2 million and $1.1 million respectively, available to offset future tax liabilities. The Company’s federal net operating loss and tax credit carryforwards expire in the years 2020 through 2029 and 2023 through 2030, respectively, if not utilized. The state net operating loss carryforwards expire in the years 2011 through 2031. The California tax credit carryforward can be carried forward indefinitely.

The Company’s ability to utilize the net operating losses and tax credit carryforwards in the future may be subject to a reduction in the event of future ownership changes as defined in Section 382 of the Code and similar state tax law.

(14) Commitments and Contingencies

(a) Operating Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 2011 and 2015.

Future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

Operating leases
As of December 31, 2010
2011	$3,716
2012	3,093
2013	2,067
2014	1,312
2015	912
Thereafter	—

Total minimum lease payments	$11,100

Rent expense in 2008, 2009, and 2010 was $2.4 million, $2.5 million and $2.3 million, respectively, and $0.6 million and $0.8 million for the quarters ended March 31, 2010 and March 31, 2011, respectively.

(b) Legal Matters

The Company is involved from time to time in claims that arise in the normal course of its business. The Company is not presently subject to any material litigation nor, to management’s knowledge, is any litigation threatened against the Company that collectively is expected to have a material adverse effect on the Company’s cash flows, financial condition or results of operations

(15) Related Party

In December 2009, we entered into a Note and Warrant Purchase Agreement with certain of our stockholders pursuant to which we issued convertible promissory notes in an aggregate principal amount of $20,000,000 and warrants to purchase shares of preferred stock. In July 2010, we entered into an amendment to the Note and Warrant Purchase Agreement. The convertible promissory notes accrued interest at the rate of

F-38	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

10% per annum. In July 2010, the convertible promissory notes were converted into an aggregate of 5,294,514 shares of our Series E preferred stock at a conversion price of $4.00 per share and the warrants to purchase shares of preferred stock became exercisable to purchase an aggregate of 8,733,617 shares of our Series E-1 preferred stock at exercise prices of $2.29 per share (see Notes 8(d) and 9(c)).

The National Flex Trust, or the Trust, established by a subsidiary of the Company, is to provide reimbursement of qualified expenses to plan participants under certain employer plans that have contracted with the Company to provide the plan services using a custodial account, or the Trust Account, maintained by the Company. The client is responsible for maintaining the employer plan for their participants, including the establishment of eligibility and paying all eligible claim amounts owed to their participants. The Company is an independent contractor engaged to perform administration services. As an administrator, the Company does not have the power to direct the activities of the Trust that would most significantly impact the Trust’s economic performance.

Under a Management Agreement for Services to the Trust, the Company is to provide services to the Trust, including accounting, treasury, tax, administration, and management. The Trust pays the Company monthly for the services provided based on plan participants and/or debit cards administered.

Amounts due to the Company from the Trust for management services were $360,000 as of December 31, 2010 and $405,000 as of March 31, 2011 and were not recognized. Trust expenses subsidized by the Company amounted to $84,000 during the 2010 year, and $19,000 and $24,000 for the quarters ended March 31, 2010 and March 31, 2011, respectively.

The Company has a long-term receivable due from the Trust totaling $1.0 million which the Trust holds with its banks, as a security deposit for the settlement of participant claims. The Company has recorded this receivable within Other Assets.

F-39	(Continued)

WageWorks®

www.wageworks.com

WageWorks Works for American Businesses.

Our current clients include:

37% of the Fortune 100

24% of the Fortune 500

39% of Working Mother Magazine’s 100 Best Places to Work

Our programs provide material savings to both Employers and Employees – a win-win proposition.

Employers realize material payroll tax (i.e., FICA and Medicare) savings on the contributions made by their employees to FSA, HSA and Commuter programs.

Flexible Spending Accounts | Commuter Benefits | Health Savings Accounts | Health Reimbursement Arrangements | COBRA

Until                     , 2011 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Item	Amount
SEC registration fee	$8,708
Financial Industry Regulatory Authority filing fee	8,000
Stock exchange listing fee	*
Blue Sky fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Registrar and Transfer Agent’s fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding— other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s amended and restated bylaws, attached as Exhibit 3.2 hereto, provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into separate indemnification agreements, attached as Exhibit 10.1 hereto, with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2008, we have issued unregistered securities to a limited number of persons, as described below.

Sales of Convertible Promissory Notes and Preferred Stock; Warrants

•

In December 2009, the registrant issued and sold convertible promissory notes to a total of 13 accredited investors for an aggregate principal amount of $20,000,000. In July 2010, such convertible promissory notes converted according to their terms into an aggregate of 5,294,514 shares of the registrant’s Series E preferred stock at a conversion price of $4.00 per share.

•

In December 2009, the registrant issued warrants to purchase an aggregate of $20,000,000 of preferred stock to 13 accredited investors. In July 2010, such warrants became exercisable to purchase 8,733,617 shares of the registrant’s Series E-1 preferred stock at an exercise price of $2.29 per share.

Options and Common Stock Issuances

•

From January 1, 2008 through December 31, 2010, the registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 3,052,610 shares of common stock with exercise prices ranging from $2.66 to $4.14 per share for an aggregate exercise price of $10,843,892.

•

From January 1, 2008 through December 31, 2010, the registrant granted to certain executive officers and directors options to purchase an aggregate of 2,849,500 shares of common stock with exercise prices ranging from $2.66 to $4.14 per share, for an aggregate exercise price of $8,757,985.00.

•

From January 1, 2008 through December 31, 2010, the registrant issued and sold an aggregate of 79,863 shares of common stock upon the exercise of options issued to certain employees, consultants and other service providers at exercise prices ranging from $0.25 to $1.00 per share, for an aggregate consideration of $23,651.

•

From January 1, 2008 through December 31, 2010, the registrant issued and sold an aggregate of 12,500 shares of common stock upon the exercise of options issued to certain executive officers and directors at an exercise price of $0.40 per share, for an aggregate consideration of $5,000.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and agreements relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon the closing of this offering

3.3	Bylaws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the closing of this offering

4.1*	Specimen common stock certificate of Registrant

4.2#	Amended and Restated Investors’ Rights Agreement, dated as of December 22, 2005, between Registrant and certain holders of Registrant’s capital stock named therein

4.3#	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated as of December 28, 2009, between Registrant and certain holders of Registrant’s capital stock named therein

4.4#	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated as of July 30, 2010, between Registrant and certain holders of Registrant’s capital stock named therein

4.5*	Stockholder Agreement by and among VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and Registrant

4.6#	Form of Amended and Restated Warrant to Purchase Series E-1 Preferred Stock

4.7#	Warrant Agreement to Purchase Shares of the Series C Preferred Stock of Registrant issued to Hercules Technology Growth Capital, dated as of May 23, 2005

4.8#	Warrant to Purchase Common Stock of Registrant issued to ORIX Venture Finance LLC, dated as of September 26, 2007

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.2*	Amended and Restated 2010 Equity Incentive Plan

10.3*	Form of Stock Option Agreement under the Amended and Restated 2010 Equity Incentive Plan

10.4#	2000 Stock Option/Stock Issuance Plan

10.5#	Form of Stock Option Agreement under the 2000 Stock Option/Stock Issuance Plan

10.6*	2011 Employee Stock Purchase Plan

10.7*	Form of Purchase Agreement under 2011 Employee Stock Purchase Plan

Exhibit Number	Description
10.8	Second Amended and Restated Employment Agreement, dated as of November 23, 2010, between Registrant and Joseph L. Jackson

10.9#	Form of Amended and Restated Executive Severance Benefit Agreement

10.10#	Commercial Credit Agreement, between Registrant and Union Bank, N.A., dated as of August 31, 2010

10.11#	Sublease Agreement between Oracle USA, Inc. and Registrant, dated as of September 13, 2006

10.12#	First Amendment to Sublease between Oracle USA, Inc. and Registrant, dated as of October 30, 2006

10.13#	Commercial Building Lease, by and between Applied Buildings, LLC and HCAP Strategies, Inc., dated as of December 17, 2004

10.14#	Assignment and Assumption of Lease, between, HCAP Strategies, Inc. and Registrant, dated as of May 16, 2005

10.15#	Amendment to Commercial Building Lease, between Applied Buildings, LLC and Registrant, dated as of September 8, 2005

10.16#	Lease, by and between Phoenix Investors #25, L.L.C. and Registrant, dated as of July 23, 2007

10.17#	First Amendment to Lease, by and between Phoenix Investors #25, L.L.C. and Registrant, dated as of May 24, 2010

10.18#	Second Amendment to Lease, by and between Phoenix Investors #25, L.L.C. and Registrant, dated as of August 31, 2010

10.19	Sublease Agreement, dated as of June 1, 2011, by and between Fringe Benefits Management Company and Registrant

10.20#	Office Lease between Revere Corporate Center, LLC and Planned Benefits Systems, Inc., dated as of May 3, 2006

10.21#	Amendment to Lease Agreement, dated as of October 6, 2008, by and between Revere Corporate Center, LLC and Planned Benefits Systems, Inc.

10.22#	Pinnacle Corporate Centre IV Standard Office Lease, dated as of February 8, 2008, by and between BK Pinnacle IV LLC and MHM Resources, LLC

10.23#	First Amendment to Lease, dated as of April 30, 2008, by and between BK Pinnacle IV LLC and MHM Resources, LLC

10.24#	Second Amendment to Lease dated as of August 12, 2008 by and between BK Pinnacle IV LLC and MHM Resources, LLC

10.25	Second Amendment to Sublease between Oracle America, Inc. and Registrant, dated as of May 1, 2011

21.1#	List of subsidiaries of Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Mayer Hoffman McCann P.C., Independent Public Accounting Firm

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1#	Power of Attorney (see page II-6 of the original filing of this Form S-1)

99.1	Significant Subsidiary Financial Statements

99.2	Unaudited Pro Forma Condensed Consolidated Financial Information

*	To be filed by amendment
#	Previously filed

(b)	Financial Statement Schedule

SCHEDULE II

WAGEWORKS, INC.

VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2010

	Balance Beginning of Year	Additions Charged to Costs and Expenses	(Deductions)/ Recoveries	Balance at End of Year
	(In thousands)
Allowance for doubtful accounts:
Year Ended December 31, 2010	$349	$64	$2	$415
Year Ended December 31, 2009	$572	$396	$(619)	$349
Year Ended December 31, 2008	$702	$456	$(586)	$572

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo, State of California, on the 8th day of June, 2011.

WAGEWORKS, INC.

By	/s/ Joseph L. Jackson
Joseph L. Jackson Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph L. Jackson Joseph L. Jackson	Chief Executive Officer and Director (Principal Executive Officer)	June 8, 2011

/s/ Richard T. Green Richard T. Green	Chief Financial Officer (Principal Financial and Accounting Officer)	June 8, 2011

* Thomas A. Bevilacqua	Director	June 8, 2011

* Bruce G. Bodaken	Director	June 8, 2011

* Mariann Byerwalter	Director	June 8, 2011

* Jerome D. Gramaglia	Director	June 8, 2011

* John W. Larson	Director	June 8, 2011

* Leigh Edward Michl	Director	June 8, 2011

* Edward C. Nafus	Director	June 8, 2011

* By:	/s/ Joseph L. Jackson
Joseph L. Jackson
Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon the closing of this offering

3.3	Bylaws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the closing of this offering

4.1*	Specimen common stock certificate of Registrant

4.2#	Amended and Restated Investors’ Rights Agreement, dated as of December 22, 2005, between Registrant and certain holders of Registrant’s capital stock named therein

4.3#	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated as of December 28, 2009, between Registrant and certain holders of Registrant’s capital stock named therein

4.4#	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated as of July 30, 2010, between Registrant and certain holders of Registrant’s capital stock named therein

4.5*	Stockholder Agreement by and among VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and Registrant

4.6#	Form of Amended and Restated Warrant to Purchase Series E-1 Preferred Stock

4.7#	Warrant Agreement to Purchase Shares of the Series C Preferred Stock of Registrant issued to Hercules Technology Growth Capital, dated as of May 23, 2005

4.8#	Warrant to Purchase Common Stock of Registrant issued to ORIX Venture Finance LLC, dated as of September 26, 2007

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.2*	Amended and Restated 2010 Equity Incentive Plan

10.3*	Form of Stock Option Agreement under the Amended and Restated 2010 Equity Incentive Plan

10.4#	2000 Stock Option/Stock Issuance Plan

10.5#	Form of Stock Option Agreement under the 2000 Stock Option/Stock Issuance Plan

10.6*	2011 Employee Stock Purchase Plan

10.7*	Form of Purchase Agreement under 2011 Employee Stock Purchase Plan

10.8	Second Amended and Restated Employment Agreement, dated as of November 23, 2010, between Registrant and Joseph L. Jackson

10.9#	Form of Amended and Restated Executive Severance Benefit Agreement

10.10#	Commercial Credit Agreement, between Registrant and Union Bank, N.A., dated as of August 31, 2010

10.11#	Sublease Agreement between Oracle USA, Inc. and Registrant, dated as of September 13, 2006

10.12#	First Amendment to Sublease between Oracle USA, Inc. and Registrant, dated as of October 30, 2006

10.13#	Commercial Building Lease, by and between Applied Buildings, LLC and HCAP Strategies, Inc., dated as of December 17, 2004

10.14#	Assignment and Assumption of Lease, between, HCAP Strategies, Inc. and Registrant, dated as of May 16, 2005

Exhibit Number	Description
10.15#	Amendment to Commercial Building Lease, between Applied Buildings, LLC and Registrant, dated as of September 8, 2005

10.16#	Lease, by and between Phoenix Investors #25, L.L.C. and Registrant, dated as of July 23, 2007

10.17#	First Amendment to Lease, by and between Phoenix Investors #25, L.L.C. and Registrant, dated as of May 24, 2010

10.18#	Second Amendment to Lease, by and between Phoenix Investors #25, L.L.C. and Registrant, dated as of August 31, 2010

10.19	Sublease Agreement, dated as of June 1, 2011, by and between Fringe Benefits Management Company and Registrant

10.20#	Office Lease between Revere Corporate Center, LLC and Planned Benefits Systems, Inc., dated as of May 3, 2006

10.21#	Amendment to Lease Agreement, dated as of October 6, 2008, by and between Revere Corporate Center, LLC and Planned Benefits Systems, Inc.

10.22#	Pinnacle Corporate Centre IV Standard Office Lease, dated as of February 8, 2008, by and between BK Pinnacle IV LLC and MHM Resources, LLC

10.23#	First Amendment to Lease, dated as of April 30, 2008, by and between BK Pinnacle IV LLC and MHM Resources, LLC

10.24#	Second Amendment to Lease dated as of August 12, 2008 by and between BK Pinnacle IV LLC and MHM Resources, LLC

10.25	Second Amendment to Sublease between Oracle America, Inc. and Registrant, dated as of May 1, 2011

21.1#	List of subsidiaries of Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Mayer Hoffman McCann P.C., Independent Public Accounting Firm

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1#	Power of Attorney (see page II-6 of the original filing of this Form S-1)

99.1	Significant Subsidiary Financial Statements

99.2	Unaudited Pro Forma Condensed Consolidated Financial Information

*	To be filed by amendment
#	Previously filed